Form 10-K405, Exhibit 13
period 1996-03-31
COMAIR HOLDINGS INC
filed 1996-06-26
CIK 835344

                         CONSOLIDATED TEN YEAR SUMMARY

- -----------------------------------------------------------------------------------------
FISCAL YEAR                                            1996           1995           1994
                                               ------------------------------------------
SUMMARY OF OPERATIONS:
- -----------------------------------------------------------------------------------------
          Operating revenues                   $463,298,143   $360,704,137   $296,635,551
          Operating income (loss)              $ 94,826,780   $ 47,024,968   $ 47,300,280
          Pretax income (loss)                 $ 96,771,473   $ 47,705,256   $ 49,210,415
          Net income (loss)                    $ 60,008,473   $ 29,305,256   $ 28,528,415
          Net income (loss) per share          $       1.36   $        .64   $        .59
          Dividends paid per share             $       .165   $       .125   $       .107
          Weighted average shares outstanding    44,271,442     45,568,503     48,293,717
          ===============================================================================

OTHER FINANCIAL DATA:
- -----------------------------------------------------------------------------------------
          Working capital                      $ 92,436,588   $ 41,724,167   $ 77,146,245
          Total assets                         $429,030,154   $347,021,961   $284,559,219
          Long-term obligations, net of
            current maturities                 $ 70,745,129   $ 79,906,236   $ 27,115,862
          Shareholders' equity                 $213,129,204   $156,763,419   $169,277,604
          Shareholders' equity per share       $       4.80   $       3.57   $       3.50
          Stock price (end of year)            $      23.17   $       7.67   $       9.56
          Return on beginning shareholders'
            equity                                    38.3%          17.3%          19.7%
          ===============================================================================

AIRLINE STATISTICAL DATA:
- -----------------------------------------------------------------------------------------
          Passengers carried                      4,102,690      3,399,948      2,735,468
          Revenue passenger miles (000)           1,281,308      1,015,177        696,443
          Available seat miles (000)              2,366,269      2,041,887      1,477,198
          Passenger load factor                       54.1%          49.7%          47.1%
          Breakeven load factor                       42.9%          42.9%          39.1%
          Yield per revenue passenger mile       34.7(cents)    34.0(cents)    40.6(cents)
          Cost per available seat mile           15.0(cents)    14.8(cents)    16.1(cents)
          Equivalent full-time employees (end
            of year)                                  2,523          2,447          2,145
          Number of aircraft (end of year)               89             84             79
          ===============================================================================

All weighted average share and per share information has been adjusted retroactively for three-for-two stock splits effective May 1996, August 1995, April 1993 and February 1992.

- -----------------------------------------------------------------------------------------------------------------------
FISCAL YEAR                                            1993           1992           1991           1990           1989
                                               ------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
- -----------------------------------------------------------------------------------------------------------------------
          Operating revenues                   $248,281,681   $217,203,892   $201,551,437   $157,666,352   $118,307,669
          Operating income (loss)              $ 32,254,010   $ 21,152,042   $ 21,731,650   $ 20,157,621   $ 10,774,705
          Pretax income (loss)                 $ 32,060,079   $ 20,652,322   $ 21,774,097   $ 21,629,471   $ 11,515,849
          Net income (loss)                    $ 19,268,079   $ 12,412,322   $ 13,076,097   $ 13,014,471   $  7,030,849
          Net income (loss) per share          $        .46   $        .30   $        .32   $        .32   $        .16
          Dividends paid per share             $       .084   $       .081   $       .080   $       .067   $       .062
          Weighted average shares outstanding    42,009,734     41,128,520     41,103,558     41,200,682     43,090,574
          =============================================================================================================

OTHER FINANCIAL DATA:
- -----------------------------------------------------------------------------------------------------------------------
          Working capital                      $ 74,344,774   $ 14,667,083   $ 20,535,063   $ 19,785,209   $ 24,330,841
          Total assets                         $260,088,150   $180,601,757   $166,771,951   $128,241,223   $ 84,163,598
          Long-term obligations, net of
            current maturities                 $ 34,619,680   $ 41,597,285   $ 48,674,999   $ 33,005,786   $ 14,231,755
          Shareholders' equity                 $145,028,367   $ 79,478,537   $ 69,419,703   $ 60,015,389   $ 50,012,291
          Shareholders' equity per share       $       3.00   $       1.92   $       1.69   $       1.46   $       1.21
          Stock price (end of year)            $      11.19   $       5.56   $       3.80   $       2.99   $       2.05
          Return on beginning shareholders'
            equity                                    24.2%          17.9%          21.8%          26.0%          13.8%
          =============================================================================================================

AIRLINE STATISTICAL DATA:
- -----------------------------------------------------------------------------------------------------------------------
          Passengers carried                      2,394,871      2,055,077      1,904,221      1,601,690      1,250,162
          Revenue passenger miles (000)             545,459        446,712        393,868        305,647        232,096
          Available seat miles (000)              1,182,124      1,031,408        927,240        683,934        548,152
          Passenger load factor                       46.1%          43.3%          42.5%          44.7%          42.3%
          Breakeven load factor                       39.7%          38.8%          37.8%          38.6%          38.3%
          Yield per revenue passenger mile       42.9(cents)    45.3(cents)    47.6(cents)    49.2(cents)    49.1(cents)
          Cost per available seat mile           17.3(cents)    17.7(cents)    18.1(cents)    19.2(cents)    19.1(cents)
          Equivalent full-time employees (end
            of year)                                  1,936          1,936          1,841          1,622          1,354
          Number of aircraft (end of year)               68             71             69             63             54
          =============================================================================================================

- --------------------------------------------------------------------------
FISCAL YEAR                                            1988           1987
                                               ---------------------------
SUMMARY OF OPERATIONS:
- --------------------------------------------------------------------------
          Operating revenues                   $ 87,571,102   $ 62,391,419
          Operating income (loss)              $  7,511,613   $ (1,753,364)
          Pretax income (loss)                 $  7,073,599   $   (993,350)
          Net income (loss)                    $  5,123,599   $   (942,350)
          Net income (loss) per share          $        .11   $       (.02)
          Dividends paid per share             $       .031   $         --
          Weighted average shares outstanding    47,309,022     45,490,768
          ================================================================

OTHER FINANCIAL DATA:
- --------------------------------------------------------------------------
          Working capital                      $ 20,301,723   $ 33,080,001
          Total assets                         $ 80,886,955   $ 80,377,990
          Long-term obligations, net of
            current maturities                 $ 16,074,170   $ 17,813,272
          Shareholders' equity                 $ 51,087,138   $ 52,676,658
          Shareholders' equity per share       $       1.15   $       1.09
          Stock price (end of year)            $       1.53   $       1.85
          Return on beginning shareholders'
            equity                                     9.7%          (2.6%)
          ================================================================

AIRLINE STATISTICAL DATA:
- --------------------------------------------------------------------------
          Passengers carried                        911,437        660,151
          Revenue passenger miles (000)             176,209        131,447
          Available seat miles (000)                425,200        362,336
          Passenger load factor                       41.4%          36.3%
          Breakeven load factor                       37.8%          37.3%
          Yield per revenue passenger mile       47.4(cents)    44.9(cents)
          Cost per available seat mile           18.3(cents)    17.1(cents)
          Equivalent full-time employees (end
            of year)                                  1,239            957
          Number of aircraft (end of year)               50             37
          ================================================================

                       SELECTED QUARTERLY FINANCIAL DATA

- -------------------------------------------------------------------------------------------------------
                                          FIRST        SECOND         THIRD        FOURTH          YEAR
                                   --------------------------------------------------------------------
FISCAL 1996
- -------------------------------------------------------------------------------------------------------
         Operating revenues        $115,393,985  $111,261,882  $112,693,525  $123,948,751  $463,298,143
         Operating income          $ 26,212,589  $ 22,997,055  $ 21,151,638  $ 24,465,498  $ 94,826,780
         Pretax income             $ 27,152,519  $ 23,097,147  $ 21,514,776  $ 25,007,031  $ 96,771,473
         Net income                $ 16,562,519  $ 14,088,147  $ 13,122,776  $ 16,235,031  $ 60,008,473
         Net income per share      $        .38  $        .32  $        .29  $        .37  $       1.36
         Dividends paid per share  $       .036  $       .036  $       .047  $       .047  $       .165
         Weighted average shares
             outstanding             43,950,238    44,277,358    44,420,816    44,435,650    44,271,442
         Stock price data
             High                  $      17.72  $      19.58  $      24.67  $      23.83  $      24.67
             Low                   $       7.56  $      13.61  $      15.75  $      12.42  $       7.56
         ==============================================================================================

FISCAL 1995
- -------------------------------------------------------------------------------------------------------
         Operating revenues        $ 87,865,450  $ 89,979,059  $ 90,060,023  $ 92,799,605  $360,704,137
         Operating income          $ 14,956,354  $ 12,697,159  $ 11,195,281  $  8,176,174  $ 47,024,968
         Pretax income             $ 15,679,155  $ 13,257,575  $ 11,125,707  $  7,642,819  $ 47,705,256
         Net income                $  9,407,155  $  8,087,575  $  6,786,707  $  5,023,819  $ 29,305,256
         Net income per share      $        .20  $        .18  $        .15  $        .11  $        .64
         Dividends paid per share  $       .027  $       .027  $       .036  $       .036  $       .125
         Weighted average shares
             outstanding             47,758,608    45,489,582    45,010,208    44,005,435    45,568,503
         Stock price data
             High                  $      10.67  $      12.11  $      10.89  $       8.56  $      12.11
             Low                   $       7.56  $       9.11  $       6.11  $       6.61  $       6.11
         ==============================================================================================

FISCAL 1994
- -------------------------------------------------------------------------------------------------------
         Operating revenues        $ 70,496,837  $ 72,714,842  $ 76,169,038  $ 77,254,834  $296,635,551
         Operating income          $ 12,852,464  $ 11,264,977  $ 13,230,928  $  9,951,911  $ 47,300,280
         Pretax income             $ 13,360,841  $ 11,807,049  $ 13,746,128  $ 10,296,397  $ 49,210,415
         Net income                $  8,029,841  $  6,373,049  $  8,110,128  $  6,015,397  $ 28,528,415
         Net income per share      $        .17  $        .13  $        .17  $        .12  $        .59
         Dividends paid per share  $       .027  $       .027  $       .027  $       .027  $       .107
         Weighted average shares
             outstanding             48,253,064    48,268,267    48,303,385    48,350,952    48,293,717
         Stock price data
             High                  $      12.89  $      14.44  $      15.33  $      12.11  $      15.33
             Low                   $       9.11  $      11.11  $      10.00  $       9.33  $       9.11
         ==============================================================================================


The above table sets forth the reported high and low prices of the Common Stock as regularly quoted in the National Association of Securities Dealers
Automated Quotation System.
The Company's Common Stock is traded in the National Market System under the NASDAQ symbol COMR.
All weighted average share, per share and stock price data have been adjusted retroactively for three-for-two stock splits effective May 1996, August 1995 and April 1993.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


                  RESULTS OF OPERATIONS

                  COMAIR, Inc. (COMAIR) is the principal subsidiary of Comair Holdings, Inc. (with its subsidiaries, the Company), accounting for 97% of operating revenues and expenses in fiscal 1996. Although the following discussion and analysis entails various aspects of the Company's financial performance, many of the factors that affect year to year comparisons relate solely to COMAIR.

                  Inflation and changing prices have not had a material effect on COMAIR's operations because revenues and expenses generally reflect current price levels. COMAIR's market area, strong financial position and strong cost control efforts have helped lessen the effect on the Company of price competition and resulting low fares when compared to many others in the airline industry. However, changes in the pricing strategies of other airlines and increased competition of low fare carriers could impact COMAIR's ability to recoup future cost increases through higher fares.

                  COMAIR operates as a "Delta Connection" carrier under a ten-year marketing agreement with Delta Air Lines, Inc. dated and effective in October of 1989. The agreement may be terminated by either party on not less than one hundred eighty (180) days' advance written notice. Delta owns approximately 21% of the Company's outstanding common stock, leases reservation equipment and terminal facilities to COMAIR, and provides certain services to COMAIR including reservations and passenger and aircraft handling services. The Company has historically benefited from its relationship with Delta. However, the Company's results of operations and financial condition may be adversely impacted by Delta's decisions regarding routes and other operational matters, as well as, any material interruption or modifications in this arrangement.

                  During fiscal 1996, Delta increased certain fees paid by the Company to Delta related to the Delta Connection program. The Company and Delta also made changes in aircraft deployment in the Cincinnati/Northern Kentucky and the Orlando hubs starting on May 1, 1995, and then more changes were made in the Cincinnati/Northern Kentucky hub effective December 1, 1995. The Company believes these aircraft deployment changes have positively impacted operating results. Also, during the fourth quarter of fiscal 1995, most airlines instituted a commission cap on travel agency commissions for domestic fares over a certain base fare amount. The Company believes that the effect of the increases in certain fees paid to Delta, the reduction in passenger commission expense from the commission cap and the changes in aircraft deployment have, when combined, had a positive impact on operating results. However, there can be no assurance that the favorable impact on operating income from the changes in aircraft deployment and the commission cap will continue to fully offset the increased fees.

                  Approximately 27% of the Company's workforce are members of the unions representing the pilots and mechanics. Collective bargaining agreements for these unions become amendable in 1998 and 1999, respectively. The Railways Labor Act, which governs labor relations for these unions, contains provisions that must be exhausted before work stoppages can occur once a collective bargaining agreement becomes amendable. The Company has never experienced any work stoppage and considers its employee relations to be satisfactory.

                  FISCAL 1996 COMPARED WITH FISCAL 1995

                  In fiscal 1996, the Company reported record operating revenues of $463 million, up 28% from $361 million reported in fiscal 1995. Operating income, net income and net income per share all increased significantly when compared with the results reported in fiscal 1995.

                  Operating income for the year rose 102% to $94.8 million from $47.0 million. Net income increased 105% to $60.0 million from $29.3 million and net income per share increased to $2.03 from $.97 on a pre-split basis or to $1.36 from $.64 on a post-split basis. The increase in earnings is largely the result of higher passenger enplanements. Passenger enplanement increases were primarily due to the overall passenger appeal of our Canadair Jet, Delta and COMAIR building up the Cincinnati hub through additional flights and Delta's increased promotion of the Cincinnati hub as an easy, less congested alternative to the other major hubs in the region.

                  In fiscal 1996, revenue passenger miles (RPMs) increased 26.2%. Capacity, available seat miles (ASMs), grew 15.9% with the acquisition of ten 50-passenger Canadair Jet aircraft. In fiscal 1996, one 33-passenger Saab and four 19-passenger Metros were returned to lessors.

                  Yield per revenue passenger mile increased from 34.0 cents to
34.7 cents. Cost per ASM increased to 15.0 cents per ASM in fiscal 1996 from
14.8 cents per ASM in fiscal 1995. The slightly higher unit cost is primarily the result

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


of costs associated with higher passenger revenues and pretax income, increased turboprop maintenance cost and increased fees related to the Delta Connection program.

                  The following tables show the major expense categories for COMAIR for the years ended March 31, 1996, 1995 and 1994.

- --------------------------------------------------------------------------------------------------------------------------------
     TOTAL EXPENSES                                                    1996                      1995                       1994
              Salaries and related costs                    $    85,333,979           $    73,282,459           $     62,388,308
              Aircraft fuel                                      38,703,967                31,824,949                 23,512,838
              Maintenance materials and repairs                  40,895,807                33,986,468                 25,839,748
              Aircraft rent                                      57,805,169                53,939,399                 42,929,324
              Other rent and landing fees                        15,932,585                13,753,045                 10,850,996
              Passenger commissions                              38,329,529                32,742,908                 26,425,895
              Other operating expenses                           59,454,915                44,746,733                 32,411,614
              Depreciation and amortization                      19,072,163                17,346,146                 13,206,290
                                                            --------------------------------------------------------------------
                                                            $   355,528,114            $  301,622,107            $   237,565,013
                                                            ====================================================================

- --------------------------------------------------------------------------------------------------------------------------------
     COST PER ASM                                                      1996                      1995                       1994
              Salaries and related costs                                3.6                       3.6                        4.2
              Aircraft fuel                                             1.6                       1.6                        1.6
              Maintenance materials and repairs                         1.8                       1.7                        1.8
              Aircraft rent                                             2.4                       2.6                        2.9
              Other rent and landing fees                               0.7                       0.7                        0.7
              Passenger commissions                                     1.6                       1.6                        1.8
              Other operating expenses                                  2.5                       2.2                        2.2
              Depreciation and amortization                             0.8                       0.8                        0.9
                                                                       ---------------------------------------------------------
                                                                       15.0                      14.8                       16.1
                                                                       =========================================================

                  Salaries and related costs have risen from last year as a result of the additional personnel to support the new Canadair Jet service. Expenses related to the incentive compensation plans were also higher due to the increased pretax earnings. However, increased capacity generated by the additional jet equipment has caused these costs on a unit basis to remain the same.

                  Aircraft fuel price per gallon was approximately three cents higher than last year. The higher price per gallon was due largely to the Omnibus Budget Reconciliation Act of 1993, which imposed a 4.3 cents per gallon transportation tax on fuel used in domestic commercial transportation effective October 1, 1995. Furthermore, aircraft fuel costs increased due to the addition of the new Canadair Jets. On a unit cost basis, however, fuel costs remained the same.

                  Maintenance materials and repair costs increased on a total and unit cost basis. The increase is related to higher maintenance costs on the turboprop aircraft.

                  Aircraft rent expense increased from the addition of ten Canadair Jets since the third quarter of fiscal 1995. The extension of several aircraft leases at lower rates in 1995 and the purchase of five Canadair Jets during the second and third quarters of fiscal 1995 caused this expense to decrease on a unit cost basis.

                  Other rent and landing fees increased as the result of the ongoing addition of Canadair Jet aircraft and the incurrence of one full year of rent in the new 100,000 square foot flight center at the Cincinnati/Northern Kentucky International Airport.

                  Travel agency and credit card commissions have increased as a result of higher passenger revenues resulting from higher load factors. However, these costs remained the same on a unit cost basis due to the commission cap that was instituted by many of the airlines in the fourth quarter of fiscal 1995 that offset the costs associated with higher unit revenues. Commissions as a percentage of passenger revenues were 8.6% in fiscal 1996 and 9.5% in fiscal 1995.

                  Other operating expenses increased on a total and unit cost basis due to the growth in traffic, the costs associated with the new Canadair Jet service and the increased fees charged by Delta relating to the Delta Connection program.

                  Depreciation and amortization remained the same on a unit cost basis. Although the Company purchased five Canadair Jets during fiscal 1995, this additional expense was more than offset by an increase in certain assets associated with the maturing turboprop fleet becoming fully depreciated.

                  Investment income for fiscal 1996 was higher than last year's due to significantly higher cash and cash equivalents balances. However, lower market rates reduced the impact of the higher cash and cash equivalents balances.

                  In March 1995, the Financial Accounting Standards Board issued Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of in the future. The Company will adopt SFAS No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

                  In October 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation", which indicates companies may recognize expense for stock-based awards based on their fair value on the date of grant or, at a minimum, will require pro forma disclosures in the Company's fiscal 1997 financial statements. The Company does not intend to adopt the expense recognition provisions of SFAS No. 123.

                  The Company's effective tax rate, which includes federal, state and local taxes, approximated the statutory rates in fiscal 1996 and 1995. The Company accounts for income taxes using the provisions of the Financial Accounting Standards Board Statement No. 109 (SFAS No. 109), "Accounting for Income Taxes". This statement requires deferred tax recognition for all temporary differences in the tax and financial reporting bases of assets and liabilities in accordance with the liability method and requires adjustment of deferred tax assets and liabilities for changes in enacted tax laws and rates.

                  The Omnibus Budget Reconciliation Act of 1993 imposed a 4.3 cents per gallon transportation tax on fuel used in domestic commercial transportation. This tax became effective October 1, 1995. As a result, this new tax increased the Company's operating expenses by approximately $1.3 million in fiscal 1996.

                  FISCAL 1995 COMPARED WITH FISCAL 1994

                  In fiscal 1995, the Company reported record operating revenues of $361 million, up 22% from $297 million reported in fiscal 1994. Operating revenue increases were primarily the result of a 24% increase in the number of passengers.

                  Operating income for the year decreased 1% to $47.0 million from $47.3 million. Net income and income per share for fiscal 1995 increased when compared with the results reported in fiscal 1994. Net income increased 3% to $29.3 million from $28.5 million and net income per share increased 9% to $.64 from $.59.

                  The decrease in operating income was the result of significantly lower yields (revenue per passenger mile). Although passenger levels increased 24.3% and cost per available seat mile (ASM) decreased 8%, these favorable variances were not enough to offset the dilution in yield from low fare competition in many of our Midwestern and Southeastern markets and lower yielding (per mile) long-haul traffic in the new Canadair Jet aircraft. Yield per revenue passenger mile fell by 16% from 40.6 cents to 34.0 cents. A portion of this decrease was related to the increase in average passenger trip from 255 miles to 299 miles. The Company believes some of this yield decline would have been offset by an even greater increase in passenger load factor if not for the safety related publicity that was prevalent during the third and fourth quarters of fiscal 1995.

                  Passenger increases were primarily due to the addition of new routes served by the new Canadair Jet aircraft. In fiscal 1995, revenue passenger miles (RPMs) increased 45.8%. Capacity, available seat miles (ASMs), grew 38.2% with the acquisition of nine 50-passenger Canadair Jet aircraft. In fiscal 1995, two 33-passenger Saabs and two 19-passenger Metros were returned to lessors.

                  As noted above, cost per ASM decreased 8% to 14.8 cents per ASM in fiscal 1995 from 16.1 cents per ASM in fiscal 1994. The lower unit cost is primarily the result of productivity gains from the long-haul service provided by the new Canadair Jets.

                  Salaries and related costs rose from last year as a result of the addition of more pilots, mechanics and customer service agents to support the new Canadair Jet service. However, increased utilization from the long-haul jet markets reduced these costs on a unit basis.

                          MANAGEMENT'S DISCUSSION AND
                      ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                  The price of aircraft fuel per gallon was approximately 2.5 cents lower than fiscal 1994. Total aircraft fuel costs increased due to the addition of the new Canadair Jets. On a unit cost basis, however, fuel costs remained the same.

                  Aircraft rent expense increased with the addition of the Canadair Jets as discussed above. This expense decreased slightly on a unit cost basis, as five Canadair Jets acquired and placed in service during the year were debt financed.

                  Maintenance materials and repair costs decreased on a unit cost basis. The lower cost per ASM is related to the use of the new Canadair Jets, as most components are under warranty and have not incurred the initial overhaul expenditure. Overall, however, these costs increased as the number of engine and other component overhauls, primarily related to the Brasilia fleet, increased.

                  Other rent and landing fees increased as the result of the addition of Canadair Jet aircraft and the opening of the new 100,000 square foot flight center at the Cincinnati/Northern Kentucky International Airport.

                  Travel agency and credit card commissions increased as a result of higher passenger revenues. However, lower revenue per ASM has reduced this expense on a cost per ASM basis. Commissions as a percentage of passenger revenues were 9.5% in fiscal 1995 and 9.4% in fiscal 1994.

                  Other operating expenses increased due to the growth in traffic and the costs associated with the new Canadair Jet service.

                  Depreciation and amortization increased as the result of the purchase of five Canadair Jets during the second and third quarters of fiscal 1995.

                  Investment income in fiscal 1995 was higher than in fiscal 1994, even though the cash and marketable securities balances were lower, due to the increasing market interest rates which generated a higher yield on the Company's investments.

                  During the first quarter of fiscal 1995, the Company adopted the Financial Accounting Standards Board Statement No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that equity securities that have readily determinable fair values and all debt securities be classified into one of three categories: (1) held to maturity, (2) trading securities or (3) available-for-sale. The Company classified all marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized appreciation or depreciation, net of applicable taxes, reflected as a separate component of shareholders' equity. The impact of adopting the new standard of accounting for debt and equity securities as of April 1, 1994, was not material.

                  During the first quarter of fiscal 1995, the Company also adopted Financial Accounting Standards Board Statement No. 112 (SFAS No. 112), "Employers' Accounting for Postemployment Benefits". The adoption of SFAS No. 112 did not have a material impact on the Company's results of operations, cash flows or financial position.

                  The Company's effective tax rate, which includes federal, state and local taxes, approximated the statutory rates in fiscal 1995. In fiscal 1994, the Company's effective tax rate was higher than the statutory rate. The Budget Reconciliation Act of 1993 which was signed into law by the President on August 10, 1993, increased the regular corporate income tax rate from 34% to 35%, effective January 1, 1993. During the first quarter of fiscal 1994, the Company adopted the Financial Accounting Standards Board Statement No. 109 (SFAS No. 109), "Accounting for Income Taxes". This statement requires deferred tax recognition for all temporary differences in the tax and financial reporting bases of assets and liabilities in accordance with the liability method and requires adjustment of deferred tax assets and liabilities for changes in enacted tax laws and rates. This adjustment to deferred taxes, coupled with an additional provision to reflect the retroactive application of the new rate to January 1, 1993, resulted in approximately $500,000 in additional tax expense in the second quarter of fiscal 1994.

                  LIQUIDITY AND CAPITAL RESOURCES

                  The Company generated cash from operating activities of $119.6 million in fiscal 1996, $70.3 million in fiscal 1995 and $54.7 million in fiscal 1994. Total working capital increased to $92.4 million at March 31, 1996, from $41.7 million at March 31, 1995, while the current ratio increased to 1.88 at March 31, 1996 from 1.53 at March 31, 1995.

                  Additions to property and equipment were $37.9 million, $111.8 million and $40.8 million in fiscal 1996, 1995 and 1994, respectively. Acquisitions of aircraft were $80.6 million in fiscal 1995 and were insignificant in fiscal 1996 and fiscal 1994, as the Company has primarily used operating leases to finance aircraft acquisitions. Major capital expenditures during fiscal 1996 included major engine overhauls and aircraft spare parts and support equipment and facilities.

                  On September 3, 1994, the Company opened the new 100,000 square foot flight center at the Cincinnati/Northern Kentucky International Airport and initiated its lease with the airport. As of March 31, 1996,

COMAIR had incurred net expenditures of $10.9 million for leasehold improvements and support equipment related to this new facility, including $1.0 million in fiscal 1996.

                  Currently, there are a number of new regulations under consideration by the FAA relating to operating specifications and aircraft certification. These regulations have not been published in their final format and it is expected that modifications will be made. Because the final regulations are uncertain, the Company cannot definitively assess the impact on future operating results or cash flows from these new regulations.

                  In fiscal 1995, the Board of Directors authorized the Company to repurchase up to 9.3 million shares of common stock from time to time as market conditions dictate. Cash to fund this stock repurchase is provided by operations or working capital. As of March 31, 1996, the Company had repurchased
4.5 million shares of this authorization at a cost of $37.2 million.

                  In fiscal 1996, the Company paid out dividends of $.165 per share or $7.3 million. Shareholders' equity per share rose from $3.57 at March 31, 1995 to $4.80 at March 31, 1996.

                  Cash was also used to make payments of $11.5 million on long-term obligations in fiscal 1996. The Company's long-term obligations to equity position was 25% debt, 75% equity at March 31, 1996, as opposed to 34% debt, 66% equity at March 31, 1995.

                  COMAIR acquired ten new generation, 50-passenger Canadair Jet aircraft during fiscal 1996, bringing the total Canadair Jet fleet to 30. For 20 of these aircraft, the manufacturer agreed to arrange the lease financing, including the right to return the aircraft after seven years with no cost to COMAIR other than normal and customary return provisions related to the condition of the aircraft. Five of these ten aircraft were financed with debt and five were financed through operating leases with terms up to 16.5 years.

                  As of March 31, 1996, COMAIR had scheduled delivery positions for 15 Canadair Jets to be delivered in fiscal 1997. In May 1996, COMAIR exercised options for an additional five Canadair Jets to be delivered through May 1997. The aggregate cost of these aircraft, including support equipment and estimated escalation, will be approximately $340 million. Four of these aircraft have been delivered through May 1996 using interim financing. COMAIR also has options for 25 additional jet aircraft, valued at approximately $450 million, including support equipment and estimated escalation, which could be available for delivery in fiscal 1998 through fiscal 2000.

                  COMAIR expects to finance the aircraft described above through a combination of working capital and lease, equity and debt financing, utilizing manufacturers' assistance and government guarantees to the extent possible. COMAIR believes that financing will be available at acceptable rates. If COMAIR is unable to obtain acceptable financing terms, it could be required to modify its expansion plans.

                  In March 1996, the Company entered into an agreement to purchase and assume substantially all of the assets and liabilities of Spirit Airlines, Inc. (Spirit) for approximately $18 million. Spirit is a U.S. Certified air carrier holding both domestic and international authority to transport passengers and cargo. Spirit, headquartered in Michigan, currently operates 10 DC-9 aircraft in scheduled air transportation in the Eastern part of the U.S., as well as charter services to various locations. The transaction is subject to satisfactory completion of due diligence review and various regulatory approvals. The Company intends to record the acquisition under the purchase accounting method. If this transaction is consummated, cash to fund the acquisition would be provided by operations or working capital.

                  In fiscal 1997, additional capital for repayment of long-term obligations, planned dividend payments and other capital expenditures are expected to be provided by operations.

                  The Company has a $5 million bank line of credit at prime. The line of credit has not been used since 1985.

CONSOLIDATED BALANCE SHEETS


- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1996                      1995
     ASSETS   CURRENT ASSETS:

                      Cash and cash equivalents                                        $  111,601,283            $    46,628,897
                      Marketable securities - Notes 1 & 8                                  39,860,347                 37,448,919
                                                                                       -----------------------------------------
                                                                                       $  151,461,630            $    84,077,816
                      Accounts receivable - Notes 1 & 7                                    15,642,878                  9,505,082
                      Inventory of expendable parts - Note 1                               13,864,258                 13,259,183
                      Future tax benefits - Note 4                                          8,756,848                  5,947,267
                      Prepaid expenses                                                      7,183,499                  7,704,589
                      ----------------------------------------------------------------------------------------------------------
                           Total current assets                                        $  196,909,113            $   120,493,937
                                                                                       =========================================
                  PROPERTY AND EQUIPMENT, AT COST - NOTE 2:

                      Flight equipment                                                 $  264,254,099            $   244,018,322
                      Maintenance, operations and office facilities                         9,120,198                  9,120,198
                      Other property and equipment                                         37,778,133                 34,826,544
                                                                                       -----------------------------------------
                                                                                       $  311,152,430            $   287,965,064
                      Less accumulated depreciation and amortization                       97,769,467                 79,694,318
                      Less reserve for engine overhauls and purchase incentives             6,734,885                  7,508,035
                                                                                       -----------------------------------------
                                                                                       $  206,648,078            $   200,762,711
                      Construction in progress                                                692,033                    379,963
                      Advance payments and deposits for aircraft                           20,027,679                 20,274,844
                      ----------------------------------------------------------------------------------------------------------
                                                                                       $  227,367,790            $   221,417,518
                                                                                       =========================================

                  OTHER ASSETS AND DEFERRED COSTS                                      $    4,753,251            $     5,110,506
                                                                                       =========================================

                                                                                       $  429,030,154            $   347,021,961
                                                                                       =========================================


   The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

LIABILITIES &
SHAREHOLDERS' EQUITY

- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1996                       1995
            CURRENT LIABILITIES:

                      Current installments of long-term obligations - Note 2           $    9,167,087            $    11,470,888
                      Accounts payable - Note 7                                            39,608,872                 24,289,851
                      Interline payable and deferred revenue                                5,970,855                  5,066,639
                      Accrued lease expense                                                20,298,748                 15,625,524
                      Accrued wages                                                         5,567,900                  4,279,584
                      Accrued expenses                                                     11,304,479                  8,899,114
                      Accrued taxes                                                        12,554,584                  9,138,170
                      ----------------------------------------------------------------------------------------------------------
                           Total current liabilities                                   $  104,472,525            $    78,769,770
                                                                                       =========================================

                  LONG-TERM OBLIGATIONS - NOTE 2                                       $   70,745,129            $    79,906,236
                                                                                       =========================================

                  DEFERRED INCOME TAXES - NOTE 4                                       $   35,947,060            $    28,155,814
                                                                                       =========================================

                  OTHER LIABILITIES AND DEFERRED CREDITS - NOTE 1                      $    4,736,236            $     3,426,722
                                                                                       =========================================
                  SHAREHOLDERS' EQUITY - NOTE 6:

                      Common stock, no par value, 100,000,000 shares
                           authorized, 44,438,204 and 43,960,794
                           issued and outstanding, respectively                        $   51,094,753            $    47,166,553
                      Preferred stock, no par value, 1,000,000 shares
                           authorized, none issued or outstanding                                 --                         --
                      Net unrealized gain (loss) on marketable securities
                           available-for-sale                                                 (82,419)                   173,388
                      Retained earnings                                                   162,116,870                109,423,478
                      ----------------------------------------------------------------------------------------------------------
                           Total shareholders' equity                                  $  213,129,204            $   156,763,419
                                                                                       =========================================

                                                                                       $  429,030,154            $   347,021,961
                                                                                       =========================================


       The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       CONSOLIDATED STATEMENTS OF INCOME


- --------------------------------------------------------------------------------------------------------------------------------
                                                                       1996                      1995                       1994
     OPERATING REVENUES:

              Passenger                                     $   444,121,247            $  345,359,026            $   282,594,548
              Cargo and other                                     4,751,011                 3,905,666                  3,259,625
              Non-airline operations                             14,425,885                11,439,445                 10,781,378
              ------------------------------------------------------------------------------------------------------------------
              Total operating revenues                      $   463,298,143            $  360,704,137            $   296,635,551
                                                            ====================================================================
     OPERATING EXPENSES -- NOTE 7:

              Salaries and related costs                    $    85,333,979            $   73,282,459            $    62,388,308
              Aircraft fuel                                      38,703,967                31,824,949                 23,512,838
              Maintenance materials and repairs                  40,895,807                33,986,468                 25,839,748
              Aircraft rent                                      57,805,169                53,939,399                 42,929,324
              Other rent and landing fees                        15,932,585                13,753,045                 10,850,996
              Passenger commissions                              38,329,529                32,742,908                 26,425,895
              Other operating expenses                           59,541,534                44,946,939                 32,630,052
              Depreciation and amortization                      21,008,438                19,243,782                 15,040,798
              Non-airline direct costs                           10,920,355                 9,959,220                  9,717,312
              ------------------------------------------------------------------------------------------------------------------
              Total operating expenses                      $   368,471,363            $  313,679,169            $   249,335,271
                                                            ====================================================================

              Operating income                              $    94,826,780            $   47,024,968            $    47,300,280
                                                            ====================================================================
     NONOPERATING INCOME (EXPENSE) -- NOTE 1:

              Investment income                             $     6,691,296            $    3,522,331            $     3,405,664
              Interest expense                                   (4,746,603)               (2,842,043)                (1,495,529)
              ------------------------------------------------------------------------------------------------------------------
              Total nonoperating income, net                $     1,944,693            $      680,288            $     1,910,135
                                                            ====================================================================

              Income before income taxes                    $    96,771,473            $   47,705,256            $    49,210,415

     INCOME TAXES -- NOTE 4                                      36,763,000                18,400,000                 20,682,000
                                                            ====================================================================
                      Net income                            $    60,008,473            $   29,305,256            $    28,528,415
                                                            ====================================================================
     WEIGHTED AVERAGE NUMBER
         OF SHARES OUTSTANDING                                   44,271,442                45,568,503                 48,293,717
                                                            ====================================================================
     NET INCOME PER SHARE -- NOTE 1                         $          1.36            $          .64            $           .59
                                                            ====================================================================
     DIVIDENDS PAID PER SHARE                               $          .165            $         .125            $          .107
                                                            ====================================================================

       The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY


- -------------------------------------------------------------------------------------------------------------------------------
                                                 NUMBER OF           COMMON                           RETAINED
                                                    SHARES            STOCK             OTHER         EARNINGS            TOTAL
     BALANCE, MARCH 31, 1993                    21,445,421    $  82,595,988    $          --     $  62,432,379     $145,028,367
              Exercise of stock options             64,095          873,019               --               --           873,019
              Dividends (.107 cents
                  per share)                           --               --                --        (5,152,197)      (5,152,197)
              Net income                               --               --                --        28,528,415       28,528,415
              -----------------------------------------------------------------------------------------------------------------

     BALANCE, MARCH 31, 1994                    21,509,516    $  83,469,007    $          --     $  85,808,597     $169,277,604
              Repurchase of common shares      (2,004,800)      (36,784,137)              --               --       (36,784,137)
              Exercise of stock options             34,022          481,683               --               --           481,683
              Net unrealized gains
                  on marketable securities
                  available-for-sale                   --               --            173,388              --           173,388
              Dividends (.125 cents
                  per share)                           --               --                --        (5,690,375)      (5,690,375)
              Net income                               --               --                --        29,305,256       29,305,256
              -----------------------------------------------------------------------------------------------------------------

     BALANCE, MARCH 31, 1995                    19,538,738    $  47,166,553     $     173,388    $ 109,423,478     $156,763,419
              Repurchase of common shares         (18,550)         (383,063)              --               --          (383,063)
              Exercise of stock options            272,609        4,311,263               --               --         4,311,263
              3-for-2 stock split                9,833,105              --                --           (16,012)         (16,012)
              3-for-2 stock split               14,812,302              --                --           (15,095)         (15,095)
              Net unrealized loss
                  on marketable securities
                  available-for-sale                   --               --          (255,807)              --          (255,807)
              Dividends (.165 cents
                  per share)                           --               --                --        (7,283,974)      (7,283,974)
              Net income                               --               --                --        60,008,473       60,008,473
              -----------------------------------------------------------------------------------------------------------------
     BALANCE, MARCH 31, 1996                    44,438,204    $  51,094,753     $    (82,419)    $ 162,116,870     $213,129,204
     ==========================================================================================================================



       The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS


- -------------------------------------------------------------------------------------------------------------------
                                                                       1996                1995                1994
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                $  60,008,473       $  29,305,256       $  28,528,415
    Adjustments to reconcile net income to
         net cash provided from operating activities:
    Depreciation and amortization                                21,008,438          19,243,782          15,040,798
    Amortization and accrual of overhaul expenses                12,684,510          10,740,153           9,895,979
    Deferred income tax provision                                 4,981,665           6,300,000           3,355,402
    Other, net                                                     (869,010)           (245,027)           (861,302)
    Changes in operating assets and liabilities:
    Decrease (increase) in accounts receivable                   (6,137,797)         (1,158,809)          1,566,779
    Decrease (increase) in inventory of expendable parts           (605,075)         (1,762,330)         (2,619,288)
    Decrease (increase) in other current assets                     521,090          (2,952,641)         (3,459,927)
    Increase (decrease) in accounts payable                      15,319,021           6,690,369          (1,776,623)
    Increase (decrease) in other current liabilities             12,687,537           4,099,842           5,017,729
    ---------------------------------------------------------------------------------------------------------------
         Net cash flows from operating activities             $ 119,598,852       $  70,260,595       $  54,687,962
                                                              =====================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment                       $ (37,854,056)      $(111,774,908)      $ (40,759,640)
    Advance payments and deposits                                        --                  --          (1,311,767)
    Return of advance payments and deposits                              --             500,000           1,803,211
    Proceeds from sale of marketable securities                   6,658,940                  --          10,335,058
    Purchases and maturities of
         marketable securities, net                              (9,326,175)         21,256,916         (54,383,267)
    Deferred costs                                                 (769,108)         (1,554,215)         (2,317,096)
    Other, net                                                    1,515,722             452,854             375,213
    ---------------------------------------------------------------------------------------------------------------
         Net cash flows from investing activities             $ (39,774,677)      $ (91,119,353)      $ (86,258,288)
                                                              =====================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock                                  $   4,311,263       $     481,683       $     873,019
    Payments of cash dividends and
         repurchase of fractional shares                         (7,315,081)         (5,690,375)         (5,152,197)
    Repurchase of common stock                                     (383,063)        (36,784,137)                 --
    Proceeds from long-term obligations                                  --          65,580,389                  --
    Repayments of long-term obligations                         (11,464,908)         (8,750,577)         (7,049,977)
    ---------------------------------------------------------------------------------------------------------------
         Net cash flows from financing activities             $ (14,851,789)      $  14,836,983       $ (11,329,155)
                                                              =====================================================
NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS:                                     $  64,972,386       $  (6,021,775)      $ (42,899,481)
    Cash and cash equivalents at beginning of period             46,628,897          52,650,672          95,550,153
    ---------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of period                $ 111,601,283       $  46,628,897       $  52,650,672
                                                              =====================================================


   The accompanying notes to consolidated financial statements are an integral part of these statements.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


NOTE     1        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  The consolidated financial statements reflect the application of accounting policies described in this note.

         a        BASIS OF CONSOLIDATION AND BUSINESS

                  The consolidated financial statements include the accounts of Comair Holdings, Inc. (the Company) and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. COMAIR, Inc., the Company's principal subsidiary, accounting for approximately 97 percent of its operating revenues and expenses, is a large regional airline serving airports in the Midwestern, Southeastern and Northeastern United States as well as Canada and the Bahamas. Revenues are derived primarily through the air transportation of passengers and cargo in scheduled airline service under a marketing agreement with Delta Air Lines, Inc. (See Note 7). Certain reclassifications have been made in prior years' financial statements to conform to the 1996 presentation.

         b        USE OF ESTIMATES

                  The preparation of the financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         c        CASH AND CASH EQUIVALENTS

                  The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. This portfolio of investments has no significant concentrations of credit risk by activity or region.

         d        MARKETABLE SECURITIES

                  The Company adopted the Financial Accounting Standards Board Statement No. 115 (SFAS No. 115), "Accounting For Certain Investments in Debt and Equity Securities", effective April 1, 1994. The Company's investments in marketable securities consist of United States Treasury and government agency securities, municipal bonds, mutual funds, corporate notes and common stock. These investments are classified as available-for-sale and reported at fair market value as of March 31, 1996 and 1995, with unrealized appreciation or depreciation, net of applicable taxes, reflected as a separate component of shareholders' equity. Prior to the implementation of SFAS No. 115, marketable securities were carried at amortized cost for debt securities or at the lower of cost or market value for equity securities or mutual funds. The effect of the initial adoption of SFAS No. 115 to shareholders' equity was immaterial.

         e        INVENTORY OF EXPENDABLE PARTS

                  Expendable parts are stated at cost, on a first-in, first-out basis, less an obsolescence reserve of $2,795,000 and $1,665,000 at March 31, 1996 and 1995, respectively. These parts are charged to maintenance expense as used.

         f        DEPRECIATION AND AMORTIZATION

                  Depreciation of property and equipment costs less estimated residual values and the amortization of related purchase incentives are computed on the straight-line method over the estimated useful lives of the related assets as follows:

        Flight equipment, including rotable parts                5-16 years
        Maintenance, operations and office facilities              30 years
        Other property and equipment                             2-20 years

         g        INTANGIBLE ASSETS

                  Costs incurred in connection with the introduction of new aircraft types, primarily flight crew training costs, have been deferred and are being amortized over five years, beginning with the initial service dates. Financing costs associated with long-term debt and lease financings are deferred and amortized over the term of the specific indebtedness or lease. The costs of developing new or extended routes and pre-operating costs, other than training incurred in connection with the introduction of new aircraft types, are charged to expense as incurred.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS



         h        REVENUE RECOGNITION

                  Revenues are recognized when the respective services are rendered. An allowance ($155,000 and $115,000 at March 31, 1996 and 1995, respectively) is maintained for doubtful accounts. For scheduled airline service, tickets which are sold but not used are recorded as deferred revenue. In addition, with respect to student flight training, payments made in advance of the training being provided are recorded as deferred revenue.

         i        FREQUENT FLYER AWARDS

                  As a Delta Connection carrier, COMAIR participates in Delta Air Lines' frequent flyer program. COMAIR does not defer any revenue or accrue for incremental costs for mileage accumulation relating to this program, as the impact would be immaterial.

         j        MAINTENANCE

                  Maintenance and repairs are expensed when incurred except for major inspections. For new aircraft, the deferral method is used whereby the costs of major engine inspections are capitalized when incurred and amortized over the period to the next inspection. For used aircraft, estimated engine inspection costs are recorded on the accrual method whereby the Company charges maintenance expense on the basis of hours and cycles flown.

         k        DEFERRED GAINS ON SALE AND
                  LEASEBACK TRANSACTIONS

                  Gains on the sale and leaseback of property and equipment are deferred and amortized over the life of the leases as a reduction in lease expense. Such deferred gains are found in the other liabilities and deferred credits section of the consolidated balance sheet.

         l        INTEREST EXPENSE

                  The Company capitalizes interest costs incurred on long-term construction projects and advance payments on aircraft purchase contracts. Total interest costs incurred were $5,703,000, $3,824,000 and $2,807,000 in fiscal 1996, 1995 and 1994, respectively. Costs capitalized in fiscal 1996, 1995 and 1994 totaled $1,327,000, $1,153,000 and $1,312,000, respectively.

                  The Company receives the benefit of interest rate subsidies through the Brazilian Export Financing program which it uses to reduce payments under long-term obligations and operating leases for its Embraer Brasilia aircraft (see Notes 2 and 3). These subsidies are recorded ratably over the life (10-16 years) of the long-term obligation or operating lease. A portion of the interest rate subsidies has been guaranteed by third parties. However, the Company is exposed to credit risk in the event of default by the guarantor/obligor. Substantially all subsidies due to the Company through March 31, 1996 have been received.

         m        ADVERTISING EXPENSES

                  Costs related to advertising are expensed as incurred. The Company's advertising expense was $2,210,000, $2,155,000 and $1,608,000 in fiscal 1996, 1995 and 1994, respectively.

         n        INCOME TAXES

                  The Company adopted Financial Accounting Standards Board Statement No. 109 (SFAS No. 109) "Accounting for Income Taxes", effective April 1, 1993. The statement requires deferred tax recognition for all temporary differences in the tax and financial reporting bases of assets and liabilities in accordance with the liability method and requires adjustment of deferred tax assets and liabilities for enacted changes in the tax laws and rates. Prior to the implementation of SFAS No. 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11.

         o        NET INCOME PER SHARE

                  Net income per share has been computed based upon the weighted average number of shares outstanding during the periods. No material dilution results from outstanding stock options, the only common stock equivalent. All weighted average share and per share information has been adjusted retroactively for three-for-two stock splits effective May 1996, August 1995 and April 1993.

         p        RECENT PRONOUNCEMENTS

                  In March 1995, the Financial Accounting Standards Board issued Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. This statement also addresses the accounting for long-lived assets that are expected to be disposed of in the future. The Company will adopt SFAS No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

                  In October 1995, the Financial Accounting Standards Board issued Statement No.123 (SFAS No. 123), "Accounting for Stock-Based Compensation", which indicates companies may recognize expense for stock-based awards based on their fair value on the date of grant or, at a minimum, will require pro forma disclosures in the Company's fiscal 1997 financial statements. The Company does not intend to adopt the expense recognition provisions of SFAS No. 123.

NOTE     2        LONG-TERM OBLIGATIONS

                  The following is a summary of long-term obligations as of March 31, 1996 and 1995:

- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1996                       1995
              Secured obligations for the purchase of five Canadair
                  jets, due in semi-annual installments through 2004
                  with variable interest rates based on six month
                  LIBOR. Rates at March 31, 1996 were 6.1000%
                  to 6.7250%                                                           $   60,228,268            $    64,261,254
              Secured obligations for the purchase of eight Embraer Brasilia aircraft and related equipment, due in semi-annual
                  installments through 2001, with interest at 4.25% to 4.875%, net of the benefits of interest rate subsidies
                  through the Brazilian Export Financing program                           19,310,806                 23,857,005
              Conditional sales agreement for the purchase of three Saab
                  340 aircraft, due in quarterly installments through
                  1996 with interest at 10.69%                                                    --                   2,581,268
              Secured Industrial Revenue Bonds for the construction of
                  maintenance, operations and office facilities, interest at
                  5.72% with interest rate and monthly payment adjusted every three
                  years and full payment due by April 1997                                    373,142                    677,597
                                                                                       -----------------------------------------
                                                                                       $   79,912,216            $    91,377,124
              Less -- Current Installments                                                  9,167,087                 11,470,888
                                                                                       -----------------------------------------
              Total                                                                    $   70,745,129            $    79,906,236
                                                                                       =========================================

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


           Maturities of long-term obligations are as follows:
                      1998                                  $     9,113,805
                      .....................................................
                      1999                                        9,366,150
                      .....................................................
                      2000                                        9,381,041
                      .....................................................
                      2001                                        6,879,314
                      .....................................................
                      2002 and thereafter                        36,004,819
                      .....................................................

                  The net book value of assets pledged as security under the above obligations totaled $123,000,000 as of March 31, 1996.

                  The Company receives interest rate subsidies through the Brazilian Export Financing program on the obligations secured by Embraer Brasilia aircraft. Such subsidies are recorded as an offset to interest expense and effectively reduce the Company's interest cost on the obligations to the fixed rates indicated above. During fiscal 1996, 1995 and 1994, the Company reduced its interest expense by $454,000, $236,000 and $49,000, respectively, as a result of these interest rate subsidies. The amount of net interest paid totaled $5,901,000, $3,079,000 and $3,092,000 in fiscal 1996, 1995 and 1994 respectively.

                  The Company has an unused bank line of credit for up to $5,000,000 at prime.

NOTE     3        LEASES

                  The Company currently operates 73 aircraft in airline operations which are accounted for under operating leases with remaining terms of up to sixteen years. Most of these leases provide for renewal and/or fair market value-based purchase options as well as early termination of the leases under certain circumstances (primarily if the equipment is obsolete or in excess of the Company's needs). In some cases, in the event of an early termination, the Company would be required to pay to the lessor the greater of the proceeds from the sale of the aircraft or the termination value as stated in the lease.

                  The Company also leases several light training aircraft, airport, maintenance and sales office facilities under operating lease agreements expiring at various dates through fiscal 2016.

                  The Company receives the benefit of interest rate subsidies through the Brazilian Export Financing program on operating leases on 32 Embraer Brasilia aircraft. The Company utilizes these subsidies to substantially fix its net payments under these operating leases.

                  Total rental expense for fiscal 1996, 1995 and 1994 was $69,620,000, $63,448,000 and $51,328,000, respectively, net of the impact of the interest rate subsidies, which were $1,480,000, $943,000 and $836,000, respectively, for fiscal 1996, 1995 and 1994.

                  At March 31, 1996, the future net minimum rental payments under noncancellable operating leases had a present value of approximately $376,311,263 and a gross amount payable (including principal and interest) of $569,816,490 payable $68,655,446 in 1997, $62,924,310 in 1998, $61,282,163 in
1999, $61,931,603 in 2000, $52,389,888 in 2001, and $262,633,080 through 2016.

                  In addition, the Company has various cancellable leases with monthly rentals of approximately $271,000.

NOTE     4        INCOME TAXES

                  Effective April 1, 1993, the Company adopted the Financial Accounting Standards Board Statement No. 109 (SFAS No. 109), changing its method of accounting for income taxes. As permitted under the new rules, prior years' financial statements have not been restated to reflect the change in accounting method. The cumulative effect of adopting SFAS No. 109 as of April 1, 1993 was not material.

                           The following is a summary of the provision for income taxes:
- --------------------------------------------------------------------------------------------------------------------------------
     YEARS ENDED MARCH 31,                                             1996                      1995                       1994
              Current:
                  Federal                                   $    27,713,000            $   10,400,000            $    15,102,000
                  State                                           3,650,000                 1,700,000                  2,225,000
                                                            --------------------------------------------------------------------
                      Total Current Provision               $    31,363,000            $   12,100,000            $    17,327,000

              Deferred:
                  Federal                                   $     4,925,000            $    5,800,000            $     3,221,000
                  State                                             475,000                   500,000                    134,000
                                                            --------------------------------------------------------------------
                      Total Provision                       $    36,763,000            $   18,400,000            $    20,682,000
                                                            ====================================================================

                  Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of March 31, 1996 and 1995 are as follows:

- --------------------------------------------------------------------------------------------------------------------------------
     YEARS ENDED MARCH 31,                                                                       1996                       1995
              Deferred tax liabilities:
                  Accelerated depreciation                                             $   31,328,362            $    22,912,171
                  Amounts expended for major engine inspections, net                        4,643,386                  4,536,675
                  Other, net                                                                1,092,898                  1,763,036
                                                                                       -----------------------------------------
                      Deferred tax liabilities                                         $   37,064,646            $    29,211,882
                                                                                       =========================================
              Deferred tax assets:
                  Expenses not currently deductible                                    $    7,783,649            $     5,405,186
                  Deferred gains on sale/leaseback transactions                             1,117,586                  1,056,068
                  Other, net                                                                  973,199                    542,081
                                                                                       -----------------------------------------
                      Deferred tax assets                                              $    9,874,434            $     7,003,335
                                                                                       -----------------------------------------
                      Net deferred tax liabilities                                     $   27,190,212            $    22,208,547
                                                                                       =========================================

                           No valuation allowance for deferred tax assets has
            been recorded.

                           The following is a reconciliation between the
            statutory federal income tax rate and the effective rate.

- --------------------------------------------------------------------------------------------------------------------------------
     YEARS ENDED MARCH 31,                                             1996                      1995                       1994
              Statutory federal income tax rate                       35.0%                     35.0%                      35.0%
              Increase in tax rate resulting from  --
                  State income taxes, net of federal
                      income tax effect                                2.8                        3.0                       3.1
                  Other, net                                            .2                        0.6                       2.9
                  Adjust deferred tax liability for fiscal
                      1994 income tax rate increase                     --                         --                       1.0
                                                                      ---------------------------------------------------------
              Effective income tax rate                               38.0%                     38.6%                      42.0%
                                                                      =========================================================

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

                  The Omnibus Budget Reconciliation Act of 1993 increased the statutory federal income tax rate from 34% to 35%, effective January 1, 1993. Under SFAS No. 109, the Company's deferred taxes were adjusted to reflect the new rate. This adjustment to deferred taxes coupled with an adjustment to reflect the retroactive application of the new rate to January 1, 1993, resulted in $500,000 in additional tax expense in fiscal 1994.

                  The Company made cash income tax payments of $28,160,000 in fiscal 1996, $11,533,000 in fiscal 1995 and $17,144,000 in fiscal 1994.

NOTE     5        COMMITMENTS

                  As of March 31, 1996, COMAIR had scheduled delivery positions for fifteen Canadair Jets to be delivered in fiscal 1997. In late May 1996, COMAIR intends to exercise options for an additional five Canadair Jets to be delivered through May 1997. The aggregate cost of these aircraft, including support equipment and estimated escalation, will be approximately $340 million. Four of these aircraft were delivered through May 1996 using interim financing provided by the manufacturer. Advance payments and deposits and capitalized interest of $20.0 million are included in the March 31, 1996 consolidated balance sheets.

                  COMAIR also has options for 25 additional Canadair Jets. The 25 additional aircraft, valued at approximately $450 million, including support equipment and estimated escalation, could be available for delivery in fiscal 1998 through fiscal 2000.

                  COMAIR expects to finance the aircraft described above through a combination of working capital and lease, equity and debt financing, utilizing manufacturers' assistance and government guarantees to the extent possible. COMAIR believes that the financing will be available at acceptable rates. If COMAIR is unable to obtain acceptable financing terms, it could be required to modify its expansion plans.

NOTE     6        BENEFIT PLANS

                  The Company established a stock option plan for its officers and key employees with 2,531,250 shares of common stock reserved for issuance. Options are permitted to be granted at up to 110% of the market value of the underlying common stock on the date of grant. The options become exercisable over periods of four to nine years after the date of grant and expire ten years after the date of grant as long as the holder remains an employee of the Company.

                  The Company also has a stock option plan for nonemployee directors with 248,063 shares of common stock reserved for issuance. Each year each nonemployee director of the Company receives an option to purchase 5,063 shares of common stock at a purchase price equal to the last sale price on the date of grant. These options become exercisable six months after the date of grant and expire ten years after the date of grant.

                  Transactions involving the stock option plans for the years ended March 31, 1996, 1995 and 1994 are shown in the table below:

- ---------------------------------------------------------------------------------------------------------------------------------
                                                                        1996                      1995                       1994
     Outstanding at beginning of year (at $1.56-$13.78 per share)  1,298,804                   967,316                    940,417
     Granted (at $7.67-$13.78 per share)                             274,388                   411,413                    171,113
     Exercised (at $1.56-$13.78 per share)                          (519,146)                  (76,550)                  (144,214)
     Expired (at $4.37-$12.67 per share)                             (40,189)                   (3,375)                        --
                                                                   --------------------------------------------------------------
     Outstanding at end of year (at $1.56-$13.78 per share)        1,013,857                 1,298,804                    967,316
                                                                   ==============================================================
     Exercisable at end of year (at $1.56-$13.78 per share)          371,428                   645,820                    432,792
                                                                   ==============================================================
     Available for grant at end of year                            1,650,618                 1,925,006                  2,336,418
                                                                   ==============================================================

                  The Company has a 401(k) plan which is available to all employees. This plan offers several investment alternatives, including the Company's stock which is purchased in the open market at market value. The Company matches contributions (on up to ten percent of the participant's compensation) at a rate of twenty-five percent of such contributions. The Company has an Incentive Bonus Plan which is available to all eligible employees after one year of service. The Company also has a Performance Based Incentive Bonus Plan and a Deferred Incentive Compensation Plan for certain employees, as designated by a committee of the Board of Directors.

                  In fiscal 1996, 1995 and 1994, the Company expensed $6,886,000, $3,694,000 and $4,612,000, respectively, related to these plans.

                  The Company has no material liability for post-employment benefits under Statement of Financial Accounting Standard No. 112.

NOTE     7        RELATED PARTY TRANSACTIONS

                  Delta Air Lines, Inc. (Delta) owns approximately 21% of the Company's common stock. COMAIR is a designated "Delta Connection" carrier, operating all flights under the DL code. Under this marketing agreement, COMAIR is able to offer passengers joint fares, coordinated schedules for timely connections and Delta frequent flyer mileage. In return for set fees, Delta also handles COMAIR's reservations and flights at some airport locations. Costs of these various services in fiscal 1996, 1995 and 1994 were approximately $20,790,000, $12,587,000 and $8,486,000, respectively. Accounts payable at March 31, 1996 and 1995 included approximately $7,056,000 and $4,612,000 due Delta for these services.

                  Trade receivables in the accompanying consolidated balance sheets include amounts due from Delta of $9,002,000 and $3,972,000 as of March 31, 1996 and 1995, respectively. Approximately 45% of COMAIR's passengers in fiscal 1996, 44% in fiscal 1995 and 49% in fiscal 1994 connected with Delta.

                  The Company has historically benefited from its relationship with Delta. However, the Company's results of operations and financial condition may be adversely impacted by Delta's decisions regarding routes and other operational matters, as well as, any material interruption or modifications to the "Delta Connection" marketing agreement.

NOTE     8         FAIR VALUES OF FINANCIAL INSTRUMENTS

                  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  Cash, cash equivalents and marketable securities: The carrying amount reported in the consolidated balance sheets for cash, cash equivalents and marketable securities approximates fair value. Fair value of marketable securities are based on quoted market prices as of March 31, 1996 and March 31, 1995.

                  Long-term obligations: The fair values of the Company's long-term obligations are estimated by discounting the future cash flows based on the Company's estimate of current borrowing rates for debt with similar remaining maturities.

                  Interest rate subsidies on long-term obligations: The Company receives interest rate subsidies on certain long-term obligations (see Note 2). The fair values of interest rate subsidies on long-term obligations are estimated by discounting the estimated future cash flows based upon the Company's estimate of current borrowing rates with similar remaining maturities.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


                  The cost and estimated fair values of the Company's financial instruments at March 31, 1996 and 1995 are as follows:

                                                                    Asset (Liability)
                                         -------------------------------------------------------------------------
                                                        Cost                            Estimated Fair Value
                                              1996                1995                1996                1995
                                         -------------------------------------------------------------------------
Cash and cash equivalents                $ 111,601,283       $  46,628,897       $ 111,601,283       $  46,628,897
Marketable securities                    $  40,022,739       $  37,215,755       $  39,860,347       $  37,448,919
Total long-term obligations
   (before interest rate subsidies)      $ (79,912,216)      $ (91,377,124)      $ (79,912,545)      $ (91,451,673)
Interest rate subsidies on
   long-term obligations                 $         --        $         --        $   2,921,000       $   2,823,000

                  The following tables summarize the unrealized gains and losses for available-for-sale securities at March 31, 1996 and 1995.

                                                                 Unrealized
                                      --------------------------------------------------------------
                                             1996                                               1996
                                        Amortized                                               Fair
                                             Cost            Gains           Losses            Value
                                      --------------------------------------------------------------
US Treasury and Government
   Agency Securities                  $ 2,350,062      $        --      $        62      $ 2,350,000
Municipal Bonds and Mutual Funds       31,176,112           54,014          118,279       31,111,847
Corporate Notes                         3,001,027               --            9,777        2,991,250
Common Stock                            3,495,538               --           88,288        3,407,250
                                      --------------------------------------------------------------
Total                                 $40,022,739      $    54,014      $   216,406      $39,860,347
                                      ==============================================================

                                                                 Unrealized
                                      --------------------------------------------------------------
                                             1995                                               1995
                                        Amortized                                               Fair
                                             Cost            Gains           Losses            Value
                                      --------------------------------------------------------------
US Treasury and Government
   Agency Securities                  $ 7,158,647      $     8,000      $    68,658      $ 7,097,989
Municipal Bonds and Mutual Funds       18,476,423           14,958          122,826       18,368,555
Corporate Notes                         6,013,210               --          144,460        5,868,750
Common Stock                            5,567,475          546,150               --        6,113,625
                                      --------------------------------------------------------------
Total                                 $37,215,755      $   569,108      $   335,944      $37,448,919
                                      ==============================================================

                  The following table presents the amortized cost and fair value of debt securities available-for-sale at March 31, 1996 and 1995.

                                                             Amortized Cost                      Fair Value
                                                          1996             1995             1996             1995
                                                      --------------------------------------------------------------
               Less than year                         $13,603,644      $11,804,733      $13,613,730      $11,687,508
               After one year through five years       22,923,557       16,337,375       22,839,367       16,139,868
                                                      --------------------------------------------------------------
               Total                                  $36,527,201      $28,142,108      $36,453,097      $27,827,376
                                                      ==============================================================

                  In fiscal 1996, the Company realized gains from the sale of marketable securities of $1,091,000. There were no material realized gains or losses in fiscal 1995 or fiscal 1994.

NOTE     9        ACQUISITION OF SPIRIT AIRLINES

                  In March, 1996, the Company entered into an agreement to purchase and assume substantially all of the assets and liabilities of Spirit Airlines, Inc. (Spirit) for approximately $18 million. Spirit is a U.S. Certified air carrier holding both domestic and international authority to transport passengers and cargo. Spirit, headquartered in Michigan, currently operates 10 DC-9 aircraft in scheduled air transportation in the Eastern part of the U.S., as well as charter services to various locations. The transaction is subject to satisfactory completion of due diligence review and various regulatory approvals. The Company intends to record the acquisition under the purchase accounting method.

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS


TO COMAIR HOLDINGS, INC.:

                  We have audited the accompanying consolidated balance sheets of Comair Holdings, Inc. (a Kentucky corporation) and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comair Holdings, Inc. and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

                                                      /s/ Arthur Andersen LLP

                                                          Arthur Andersen LLP



Cincinnati, Ohio,
May 15, 1996.

                             CORPORATE INFORMATION


                  STOCK TRANSFER AGENT & REGISTRAR

                           Chemical Mellon Shareholder Services
                           85 Challenger Road
                           Ridgefield Park, NJ 07660
                           (800) 756-3353

                  STOCK INFORMATION

                           The Company's common stock, traded in the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol COMR, was held by approximately 2,264 holders of record as of March 31, 1996, which the Company believes represents approximately 20,000 beneficial owners.

                  MARKET MAKERS

                           (as of 3/31/96)
                           Alex. Brown & Sons Incorporated
                           The First Boston Corporation
                           Herzog, Heine, Geduld, Inc.
                           Jefferies & Company, Inc.
                           J.J.B. Hilliard, W.L. Lyons, Inc.
                           Knight Securities L.P.
                           Lehman Brothers Inc.
                           Mayer & Schweitzer, Inc.
                           Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities Inc.
                           Morgan Stanley & Co., Inc.
                           PaineWebber Inc.
                           Prudential Securities Inc.
                           Robinson Humphrey Co., Inc.
                           Sherwood Securities Corp.
                           Smith Barney Shearson Inc.
                           Troster Singer Corp.
                           Weeden & Co., Inc.

                  LEGAL COUNSEL

                           Keating, Muething & Klekamp, Cincinnati, Ohio

                  INDEPENDENT PUBLIC ACCOUNTANTS

                           Arthur Andersen LLP, Cincinnati, Ohio

                  FORM 10-K

                           Shareholders may obtain the fiscal 1996 annual report on Form 10-K filed with the Securities and Exchange Commission without charge by writing to:
                           Investor Relations Department
                           Comair Holdings, Inc.
                           P.O. Box 75021
                           Cincinnati, Ohio 45275

                  WORLD-WIDE WEBSITE

                           htttp://fly-comair.com

                                   DIRECTORY


                  BOARD OF DIRECTORS

                           David R. Mueller(1)
                           Chairman of the Board
                           Chief Executive Officer
                           Comair Holdings, Inc.

                           David A. Siebenburgen
                           President, Chief Operating Officer
                           Comair Holdings, Inc.

                           Robert H. Castellini
                           Chairman, Chief Executive Officer
                           Castellini Company
                           (Produce Distributor/Processor)

                           Peter H. Forster(2)
                           Chairman of the Board
                           Chief Executive Officer
                           DPL Inc.
                           (Utility)

                           John A. Haas
                           Retired President, Chief Executive Officer
                           Ball Glass Container Corporation
                           (Manufacturer)

                           Raymond A. Mueller(3)
                           Retired Chairman of the Board
                           Comair Holdings, Inc.

                           Christopher J. Murphy III(4)
                           President, Chief Executive Officer
                           1st Source Bank
                           1st Source Corporation
                           (Financial Institution)

                           Gerald L. Wolken
                           Managing Partner
                           MLE Enterprises Inc.
                           (Management Consulting)

                           Maurice W. Worth
                           Executive Vice President - Customer Service
                           Delta Air Lines, Inc.
                           (Major Airline)

                    1 Chairman of Finance Committee
                    2 Chairman of Compensation Committee
                    3 Chairman of Executive Committee
                    4 Chairman of Audit Committee

                  OFFICERS OF COMAIR HOLDINGS, INC.

                           David R. Mueller
                           Chairman of the Board
                           Chief Executive Officer

                           David A. Siebenburgen
                           President, Chief Operating Officer

                           Randy D. Rademacher
                           Senior Vice President Finance
                           Chief Financial Officer

                           Brian L. McDonald
                           Vice President
                           Controller

                           Richard D. Siegel
                           Secretary
                           Partner, Keating, Muething & Klekamp

                  OTHER OFFICERS OF COMAIR, INC.

                           Charles E. Curran III
                           Senior Vice President
                           Marketing

                           K. Michael Stuart
                           Senior Vice President
                           Aircraft Operations

                           Linda D. Landers
                           Vice President
                           Customer Services

                           Kenneth W. Marshall
                           Vice President
                           Flight Operations and Corporate Safety

                           Ralph E. Martin
                           Vice President
                           Maintenance

                           Linda E. Noble
                           Vice President
                           Human Resources

                           C. Michael Willis
                           Vice President
                           Customer Services-Cincinnati