Form 10-K405, Exhibit 13
period 1997-03-31
COMAIR HOLDINGS INC
filed 1997-06-26
CIK 835344

                                                  CONSOLIDATED TEN YEAR SUMMARY

Comair Holdings, Inc. and Subsidiaries
        for the Years Ended March 31,

----------------------------------------------------------------------------------------------------------------
FISCAL YEAR                                                  1997                1996                     1995
----------------------------------------------------------------------------------------------------------------
       SUMMARY OF OPERATIONS
----------------------------------------------------------------------------------------------------------------
             Operating revenues                          $563,815,043         $463,298,143         $360,704,137
             Operating income                            $116,117,400         $ 94,826,780         $ 47,024,968
             Pretax income                               $120,160,593         $ 96,771,473         $ 47,705,256
             Net income                                  $ 75,424,593         $ 60,008,473         $ 29,305,256
             Net income per share                        $       1.70         $       1.36         $        .64
             Dividends paid per share                    $       .214         $       .165         $       .125
             Weighted average shares outstanding           44,471,494           44,271,442           45,568,503
             ===================================================================================================

       OTHER FINANCIAL DATA:
       ---------------------------------------------------------------------------------------------------------
             Working capital                             $119,687,410         $ 92,436,588         $ 41,724,167
             Total assets                                $588,585,945         $429,030,154         $347,021,961
             Long-term obligations, net of current
              maturities                                 $127,747,861         $ 70,745,129         $ 79,906,236
             Shareholders' equity                        $280,299,329         $213,129,204         $156,763,419
             Shareholders' equity per share              $       6.30         $       4.80         $       3.57
             Stock price (end of year)                   $      21.75         $      23.17         $       7.67
             Return on beginning shareholders' equity            35.4%                38.3%                17.3%
             ===================================================================================================

       AIRLINE STATISTICAL DATA:
      ---------------------------------------------------------------------------------------------------------
             Passengers carried                             4,708,498            4,102,690            3,399,948
             Revenue passenger miles (000)                  1,551,093            1,281,308            1,015,177
             Available seat miles (000)                     2,774,926            2,366,269            2,041,887
             Passenger load factor                               55.9%                54.1%                49.7%
             Breakeven load factor                               44.9%                42.9%                42.9%
             Yield per revenue passenger mile                    34.7(cent)           34.7(cent)           34.0(cent)
             Cost per available seat mile                        15.5(cent)           15.0(cent)           14.8(cent)
             Equivalent full-time employees (end of year)       2,897                2,523                2,447
             Number of aircraft (end of year)                      94                   89                   84
             ===================================================================================================

All weighted average share and per share information has been adjusted retroactively for three-for-two stock splits effective May 1996, August 1995, April 1993 and February 1992.

10 1997 Comair Holdings, Inc. Annual Report.

Table



-------------------------------------------------------------------------------------------------------
     1994              1993                           1992                    1991
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
$296,635,551             $248,281,681             $217,203,892             $201,551,437
$ 47,300,280             $ 32,254,010             $ 21,152,042             $ 21,731,650
$ 49,210,415             $ 32,060,079             $ 20,652,322             $ 21,774,097
$ 28,528,415             $ 19,268,079             $ 12,412,322             $ 13,076,097
$        .59             $        .46             $        .30             $        .32
$       .107             $       .084             $       .081             $       .080
  48,293,717               42,009,734               41,128,520               41,103,558
======================================================================================================


------------------------------------------------------------------------------------------------------
$ 77,146,245             $ 74,344,774             $ 14,667,083             $ 20,535,063
$284,559,219             $260,088,150             $180,601,757             $166,771,951

$ 27,115,862             $ 34,619,680             $ 41,597,285             $ 48,674,999
$169,277,604             $145,028,367             $ 79,478,537             $ 69,419,703
$       3.50             $       3.00             $       1.92             $       1.69
$       9.56             $      11.19             $       5.56             $       3.80
        19.7%                    24.2%                    17.9%                    21.8%
======================================================================================================


------------------------------------------------------------------------------------------------------
   2,735,468                2,394,871                2,055,077                1,904,221
     696,443                  545,459                  446,712                  393,868
   1,477,198                1,182,124                1,031,408                  927,240
        47.1%                    46.1%                    43.3%                    42.5%
        39.1%                    39.7%                    38.8%                    37.8%
        40.6(cent)               42.9(cent)               45.3(cent)               47.6(cent)
        16.1(cent)               17.3(cent)               17.7(cent)               18.1(cent)
       2,145                    1,936                    1,936                    1,841
          79                       68                       71                       69
======================================================================================================


---------------------------------------------------------
  1990                     1989               1988
---------------------------------------------------------

---------------------------------------------------------
$157,666,352         $118,307,669         $ 87,571,102
$ 20,157,621         $ 10,774,705         $  7,511,613
$ 21,629,471         $ 11,515,849         $  7,073,599
$ 13,014,471         $  7,030,849         $  5,123,599
$        .32         $        .16         $        .11
$       .067         $       .062         $       .031
  41,200,682           43,090,574           47,309,022
==========================================================


-----------------------------------------------------------
$ 19,785,209         $ 24,330,841         $ 20,301,723
$128,241,223         $ 84,163,598         $ 80,886,955

$ 33,005,786         $ 14,231,755         $ 16,074,170
$ 60,015,389         $ 50,012,291         $ 51,087,138
$       1.46         $       1.21         $       1.15
$       2.99         $       2.05         $       1.53
        26.0%                13.8%                 9.7%
==========================================================


----------------------------------------------------------
   1,601,690            1,250,162              911,437
     305,647              232,096              176,209
     683,934              548,152              425,200
        44.7%                42.3%                41.4%
        38.6%                38.3%                37.8%
        49.2(cent)           49.1(cent)           47.4cent)
        19.2(cent)           19.1(cent)           18.3(cent)
       1,622                1,354                1,239
          63                   54                   50
===========================================================

                                                            SELECTED QUARTERLY
                                                            FINANCIAL DATA
Comair Holdings, Inc. and Subsidiaries
--------------------------------------

                                             FIRST           SECOND            THIRD           FOURTH            YEAR
---------------------------------------------------------------------------------------------------------------------------
FISCAL 1997
---------------------------------------------------------------------------------------------------------------------------
       Operating revenues                $ 139,025,159    $ 137,524,194   $  138,272,352   $ 148,993,338    $ 563,815,043
       Operating income                  $  34,524,116    $  28,847,706   $   24,092,295   $  28,653,283    $ 116,117,400
       Pretax income                     $  35,552,363    $  29,782,420   $   24,942,544   $  29,883,266    $ 120,160,593
       Net income                        $  22,042,363    $  18,487,420   $   15,464,544   $  19,430,266    $  75,424,593
       Net income per share              $         .50    $         .42   $          .35   $         .44    $        1.70
       Dividends paid per share          $        .047    $        .047   $         .060   $        .060    $        .214
       Weighted average shares
             outstanding                    44,440,454       44,446,953       44,471,316      44,528,134       44,471,494
       Stock price data
             High                        $       30.63    $       27.25   $        26.13   $       25.88    $       30.63
             Low                         $       20.88    $       20.00   $        18.13   $       19.00    $       18.13
===========================================================================================================================

FISCAL 1996
---------------------------------------------------------------------------------------------------------------------------
       Operating revenues                $ 115,393,985    $ 111,261,882   $  112,693,525   $ 123,948,751    $ 463,298,143
       Operating income                  $  26,212,589    $  22,997,055   $   21,151,638   $  24,465,498    $  94,826,780
       Pretax income                     $  27,152,519    $  23,097,147   $   21,514,776   $  25,007,031    $  96,771,473
       Net income                        $  16,562,519    $  14,088,147   $   13,122,776   $  16,235,031    $  60,008,473
       Net income per share              $         .38    $         .32   $          .29   $         .37    $        1.36
       Dividends paid per share          $        .036    $        .036   $         .047   $        .047    $        .165
       Weighted average shares
             outstanding                    43,950,238       44,277,358       44,420,816      44,435,650       44,271,442
       Stock price data
             High                        $       17.72    $       19.58   $        24.67   $       23.83    $       24.67
             Low                         $        7.56    $       13.61   $        15.75   $       12.42    $        7.56
===========================================================================================================================

FISCAL 1995
---------------------------------------------------------------------------------------------------------------------------
       Operating revenues                $  87,865,450    $  89,979,059   $   90,060,023   $  92,799,605    $ 360,704,137
       Operating income                  $  14,956,354    $  12,697,159   $   11,195,281   $   8,176,174    $  47,024,968
       Pretax income                     $  15,679,155    $  13,257,575   $   11,125,707   $   7,642,819    $  47,705,256
       Net income                        $   9,407,155    $   8,087,575   $    6,786,707   $   5,023,819    $  29,305,256
       Net income per share              $         .20    $         .18   $          .15   $         .11    $         .64
       Dividends paid per share          $        .027    $        .027   $         .036   $        .036    $        .125
       Weighted average shares
             outstanding                    47,758,608       45,489,582       45,010,208      44,005,435       45,568,503
       Stock price data
             High                        $       10.67    $       12.11   $        10.89   $        8.56    $       12.11
             Low                         $        7.56    $        9.11   $         6.11   $        6.61    $        6.11
===========================================================================================================================

     The above table sets forth the reported high and low prices of the Common Stock as regularly quoted in the National Association of Securities Dealers Automated Quotation System.

     The Company's Common Stock is traded in the National Market System under the NASDAQ symbol COMR.

     All weighted average share, per share and stock price data have been adjusted retroactively for three-for-two stock splits effective May 1996 and August 1995.

12 1997 Comair Holdings, Inc. Annual Report.

                                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Comair Holdings, Inc. and Subsidiaries
--------------------------------------

RESULTS OF OPERATIONS

              COMAIR, Inc. (COMAIR) is the principal subsidiary of Comair Holdings, Inc. (with its subsidiaries, the Company), accounting for 96% of operating revenues and expenses in fiscal 1997. Although the following discussion and analysis entails various aspects of the Company's financial performance, many of the factors that affect year to year comparisons relate solely to COMAIR.

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

              COMAIR operates as a "Delta Connection" carrier under a ten-year marketing agreement with Delta Air Lines, Inc. dated and effective in October of 1989. The agreement may be terminated by either party on not less than one hundred eighty (180) days' advance written notice. Delta owns approximately 21% of the Company's outstanding common stock, leases reservation equipment and terminal facilities to COMAIR, and provides certain services to COMAIR including reservations and passenger and aircraft handling services. The Company has historically benefitted from its relationship with Delta. However, the Company's results of operations and financial condition may be adversely impacted by Delta's decisions regarding routes and other operational matters, as well as any material interruption or modifications in this arrangement.

              In April 1997, COMAIR signed a Letter of Intent with AirTran Airways regarding a code sharing or "interlining" agreement. The agreement is subject to various approvals and acceptance by the Board of Directors of both companies. A start date has not been established.

              Approximately 35% of the Company's workforce are members of the unions representing the pilots and mechanics. Collective bargaining agreements for these unions become amendable in 1998 and 1999, respectively. The Railways Labor Act, which governs labor relations for these unions, contains provisions that must be exhausted before work stoppages can occur once a collective bargaining agreement becomes amendable.

              In fiscal 1997, The National Mediation Board conducted an election among the flight attendants on behalf of the United Brotherhood of Teamsters. The result of the election and certification of the Teamsters union as representative of the flight attendants is currently in litigation.

                   13 1997 Comair Holdings, Inc. Annual Report

                                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------
FISCAL 1997 COMPARED WITH FISCAL 1996
-------------------------------------
              In fiscal 1997, the Company reported record operating revenues, operating income, net income and passenger enplanements. Operating revenues for the year increased to $564 million, up 22% from $463 million in fiscal 1996.

              Operating income for the year rose 22% to $116.1 million from $94.8 million. Net income increased 26% to $75.4 million from $60.0 million and net income per share increased to $1.70 from $1.36. The increase in earnings is largely the result of a 15% increase in passenger enplanements. Passenger enplanement increases were primarily due to the overall passenger appeal of our Canadair Jet, Delta and COMAIR building up the Cincinnati hub through additional flights and Delta's increased promotion of the Cincinnati hub as an easy, less congested alternative to the other major hubs in the region.

              In fiscal 1997, revenue passenger miles (RPMs) increased 21%. Capacity, available seat miles (ASMs), grew 17% with the acquisition of eighteen 50-passenger Canadair Jet aircraft. During fiscal 1997, nine 33-passenger Saab and three 19-passenger Metro aircraft were retired from service. COMAIR has now completely transitioned out of the 19-passenger Metro aircraft and will retire the remaining 33-passenger Saab aircraft by summer of 1997.

              Yield per revenue passenger mile remained the same year over year, while cost per ASM increased to 15.5 cents per ASM from 15.0 cents per ASM in fiscal 1996. The higher unit cost is primarily the result of a 16% increase in fuel prices, and an increase in transition costs associated with phasing out our turboprop aircraft on an accelerated schedule. Flight schedules were also reduced to enable COMAIR to prepare these aircraft for sale or their return to lessors. This lower asset utilization reduced the growth in capacity.

              The following tables show the major expense categories for the years ended March 31, 1997, 1996 and 1995:

------------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                               1997                    1996                      1995
------------------------------------------------------------------------------------------------------------------------------------

     Salaries and related costs                                        $  99,879,467           $  85,333,979           $  73,282,459
     Aircraft fuel                                                        55,466,125              38,703,967              31,824,949
     Maintenance materials and repairs                                    44,242,523              40,895,807              33,986,468
     Aircraft rent                                                        70,753,755              57,805,169              53,939,399
     Other rent and landing fees                                          18,828,801              15,932,585              13,753,045
     Passenger commissions                                                44,855,202              38,329,529              32,742,908
     Other operating expenses                                             74,960,417              59,454,915              44,746,733
     Depreciation and amortization                                        21,747,953              19,072,163              17,346,146
                                                                       -------------------------------------------------------------
                                                                       $ 430,734,243           $ 355,528,114            $301,622,107
                                                                       =============================================================

------------------------------------------------------------------------------------------------------------------------------------
COST PER ASM                                                           1997                     1996                    1995
------------------------------------------------------------------------------------------------------------------------------------
     Salaries and related costs                                         3.6(cent)                3.6(cent)              3.6(cent)
     Aircraft fuel                                                      2.0                      1.6                    1.6
     Maintenance materials and repairs                                  1.6                      1.8                    1.7
     Aircraft rent                                                      2.5                      2.4                    2.6
     Other rent and landing fees                                        0.7                      0.7                    0.7
     Passenger commissions                                              1.6                      1.6                    1.6
     Other operating expenses                                           2.7                      2.5                    2.2
     Depreciation and amortization                                      0.8                      0.8                    0.8
                                                                       -------------------------------------------------------------
                                                                       15.5(cent)               15.0(cent)             14.8(cent)
                                                                       =============================================================

                   14 1997 Comair Holdings, Inc. Annual Report

              Salaries and related costs rose from last year as a result of the additional pilots, mechanics and customer service agents due to the increase in Canadair Jet service. The average number of employees in these areas increased 6% over fiscal 1996 levels. Expenses related to the incentive compensation plans were also higher due to the increased pretax earnings.

              Aircraft fuel price per gallon increased 16% over fiscal 1996. This increase is due primarily to higher crude oil prices and a full year effect of the 4.3 cent fuel tax that was imposed on domestic commercial transportation in October 1995. Fuel consumption increased 23% as COMAIR added eighteen new Canadair Jet aircraft during fiscal 1997.

              Maintenance materials and repair costs increased in total, but decreased on a unit cost basis. The decrease in cost per ASM is related to lower initial maintenance costs associated with the new jet aircraft.

              Aircraft rent expense increased on a total and unit cost basis. During fiscal 1997, COMAIR accepted delivery of eighteen Canadair Jets, thirteen of which were financed with operating leases. The higher cost per ASM is associated with phasing out our turboprop aircraft on an accelerated schedule. In order to prepare these aircraft for sale or their return to lessors, flight schedules were reduced, lowering utilization.

              Other rent and landing fees increased on a total basis as a result of the addition of the larger Canadair Jets. These costs remained the same on a unit cost basis due to the additional capacity generated by the jet equipment.

              Travel agency and credit card commissions have increased as a result of a 21% increase in passenger revenues. Although unit revenues (revenue per available seat mile) were higher in fiscal 1997, cost per ASM was lower due to lower weighted average commission rates. Commissions as a percentage of passenger revenues were 8.3% in fiscal 1997 and 8.6% in fiscal 1996.

              Other operating expenses increased on a total and unit cost basis. The increase was due mainly to the costs associated with the increase in Canadair Jet service, additional training costs related to our accelerated fleet transition and higher operating costs of our service in the Northeast. In April 1997, certain service in the Northeast was discontinued.

              Depreciation and amortization increased in total due to the purchase of five Canadair Jets during the third quarter of fiscal 1997. Unit cost remained the same as a result of the additional capacity generated by the Canadair Jets acquired during fiscal 1997.

              Investment income for fiscal 1997 increased over the prior year due to higher average cash balances available for investment, coupled with higher interest rates on our investments.

              In February 1997, the Financial Accounting Standards Board issued Statement No. 128 (SFAS No. 128), "Earnings Per Share", which replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of both the numerator and the denominator of the basic earnings per share computation for the same components in the diluted earnings per share computation. The Company is required to adopt SFAS No. 128 in the third quarter of fiscal 1998. The Company anticipates the impact of SFAS No. 128 to be immaterial.

                   15 1997 Comair Holdings, Inc. Annual Report

                                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              During the first quarter of fiscal 1997, the Company adopted the Financial Accounting Standards Board Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which required impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of in the future. The effect of adoption was not material.

              In October 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation", which indicates companies may recognize expense for stock-based awards based on their fair value on the date of grant or, at a minimum, requires pro forma disclosures in the Company's fiscal 1997 financial statements. Rather than adopt the expense recognition provision of this statement, the Company has elected to follow Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees" and related interpretations and provide the disclosures required by SFAS No. 123. Therefore, the application of this standard did not impact the Company's financial position or results of operations.

              The Company's effective tax rate, which includes federal, state and local taxes, approximated the statutory rates in fiscal 1997 and 1996.

FISCAL 1996 COMPARED WITH FISCAL 1995

              In fiscal 1996, the Company reported operating revenues of $463 million, up 28% from $361 million reported in fiscal 1995. Operating income, net income and net income per share all increased significantly when compared with the results reported in fiscal 1995.

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

              In fiscal 1996, RPMs increased 26.2%. ASMs grew 15.9% with the acquisition of ten 50-passenger Canadair Jet aircraft. In fiscal 1996, one 33-passenger Saab and four 19-passenger Metros were returned to lessors.

              Yield per revenue passenger mile increased to 34.7 cents from 34.0 cents. Cost per ASM increased to 15.0 cents per ASM in fiscal 1996 from 14.8 cents per ASM in fiscal 1995. The slightly higher unit cost is primarily the result of costs associated with higher passenger revenues and pretax income, increased turboprop maintenance cost and increased fees related to the Delta Connection program.

                   16 1997 Comair Holdings, Inc. Annual Report

              Salaries and related costs have risen from fiscal 1995 as a result of the additional personnel to support the new Canadair Jet service. Expenses related to the incentive compensation plans were also higher due to the increased pretax earnings. However, increased capacity generated by the additional jet equipment has caused these costs on a unit basis to remain the same.

              Aircraft fuel price per gallon was approximately three cents higher than fiscal 1995. The higher price per gallon was due largely to the Omnibus Budget Reconciliation Act of 1993, which imposed a 4.3 cents per gallon transportation tax on fuel used in domestic commercial transportation effective October 1, 1995. Furthermore, aircraft fuel costs increased due to the addition of the new Canadair Jets. On a unit cost basis, however, fuel costs remained the same.

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

              Other rent and landing fees increased as the result of the ongoing addition of Canadair Jet aircraft and the incurrence of one full year of rent in the new 100,000 square foot flight center at the Cincinnati/ Northern Kentucky International Airport.

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

              Other operating expenses increased on a total and unit cost basis due to the growth in traffic, the costs associated with the new Canadair Jet service and the increased fees charged by Delta related to the Delta Connection program.

              Depreciation and amortization remained the same on a unit cost basis. Although the Company purchased five Canadair Jets during fiscal 1995, this additional expense was more than offset by an increase in certain assets associated with the maturing turboprop fleet becoming fully depreciated.

              Investment income for fiscal 1996 was higher than fiscal 1995 due to significantly higher cash and cash equivalents balances. However, lower market rates reduced the impact of the higher cash and cash equivalents balances.

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

                   17 1997 Comair Holdings, Inc. Annual Report

                                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

              The Company generated cash from operating activities of $122.5 million in fiscal 1997, $119.6 million in fiscal 1996, and $70.3 million in fiscal 1995. Total working capital increased to $119.7 million at March 31, 1997, from $92.4 million at March 31, 1996, while the current ratio increased to 1.99 at March 31, 1997 from 1.88 at March 31, 1996.

              Additions to property and equipment were $146.6 million, $37.9 million and $111.8 million in fiscal 1997, 1996 and 1995, respectively. Acquisitions of aircraft were $109.6 million in fiscal 1997, $80.6 million in fiscal 1995 and were insignificant in fiscal 1996, as the Company has primarily used operating leases to finance aircraft acquisitions. Major capital expenditures during fiscal 1997 included major engine inspections, aircraft spare parts and support equipment.

              Currently, there are a number of new regulations under consideration by the FAA relating to operating specifications and aircraft certification. These regulations have not been published in their final format and it is expected that modifications of the regulations will be made. Based on the proposed new regulations, the Company does not believe their impact will be material to its financial position, future operating results, or cash flows.

              In fiscal 1995, the Board of Directors authorized the Company to repurchase up to 9.3 million shares of common stock from time to time as market conditions dictate. Cash to fund this stock repurchase has been provided by operations or working capital. As of March 31, 1997, the Company had repurchased 4.5 million shares of this authorization at a cost of $37.2 million.

              In fiscal 1997, the Company paid out dividends of $.214 per share or $9.5 million. Shareholders' equity per share rose to $6.30 at March 31, 1997 from $4.80 at March 31, 1996.

              The increase in long-term obligations in fiscal 1997 is due to the debt financing of five new Canadair Jets, slightly offset by debt repayments of $9.2 million. The Company's long-term obligations to equity position was 31% debt, 69% equity at March 31, 1997, as opposed to 25% debt, 75% equity at March 31, 1996.

              COMAIR acquired eighteen new generation, 50-passenger Canadair Jet aircraft during fiscal 1997, bringing the total Canadair Jet fleet to
          48. For 20 of these aircraft, the manufacturer agreed to arrange the lease financing, including the right to return the aircraft after seven years with no cost to COMAIR other than normal and customary return provisions related to the condition of the aircraft. Of the remaining 28 aircraft, ten were financed with debt and 18 were financed through operating leases with terms of up to 16.5 years.

              As of March 31, 1997, COMAIR had scheduled delivery positions for two Canadair Jets to be delivered in fiscal 1998. These two aircraft were delivered in April 1997. COMAIR also had options for 25 additional jet aircraft, valued at approximately $450 million, including support equipment and estimated escalation, which could be available for delivery in fiscal 1998 through fiscal 2000.

              On May 30, 1997, COMAIR signed an agreement to acquire 30 Canadair Jets, to be delivered through fiscal 2000. Eighteen of these aircraft are firm orders, while twelve are subject to certain conditions. The aggregate cost of these aircraft, including support equipment and estimated escalation, will be approximately $540 million. In addition, the options referenced above for 25 jet aircraft, were replaced with options for the delivery of 45 jet aircraft, valued at approximately $875 million, including support equipment and estimated escalation. These aircraft could be available for delivery in fiscal 2000 through fiscal 2002.

                   18 1997 Comair Holdings, Inc. Annual Report

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

              On January 9, 1997, Flight 3272 crashed near Detroit, Michigan. There were no survivors among the 29 passengers and crew members aboard the turboprop aircraft. The Company is cooperating fully with the National Transportation Safety Board (NTSB) and all other federal, state and local regulatory and investigatory agencies in connection with the crash. In May 1997, the NTSB released the factual data obtained to date related to Flight 3272. The findings to date are inconclusive. Several lawsuits have been filed against the Company seeking damages attributable to the deaths of those on Flight 3272 and additional lawsuits are expected. The Company maintains substantial insurance coverage for such claims and, at this time, believes that the claims, expenses and litigation related to this accident will not have a material adverse effect on the Company's financial condition, cash flows or results of operations.

              There are no other material legal proceedings pending involving the Company, any of its subsidiaries or their property, except proceedings arising in the ordinary course of business. The Company believes that all such proceedings are adequately insured.

              In fiscal 1998, additional capital for repayment of long-term obligations, planned dividend payments and other capital expenditures are expected to be provided by operations.

              The Company has a $5 million bank line of credit at prime. The line of credit has not been used since 1985.

                   19 1997 Comair Holdings, Inc. Annual Report

                           CONSOLIDATED BALANCE SHEETS
                           ASSETS

Comair Holdings, Inc. and Subsidiaries
As Of March 31, 1997 and 1996

-------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                         1997               1996
-------------------------------------------------------------------------------------------------------------------------
             CURRENT ASSETS:
                   Cash and cash equivalents                                              $ 122,604,792      $111,601,283
                   Marketable securities - Notes 1 & 8                                       54,111,024        39,860,347
                                                                                          -------------      ------------
                                                                                          $ 176,715,816      $151,461,630
                   Accounts receivable - Notes 1 & 7                                         20,289,523        15,642,878
                   Inventory of expendable parts - Note 1                                    18,229,847        13,864,258
                   Future tax benefits - Note 4                                              11,056,864         8,756,848
                   Prepaid expenses                                                          14,458,955         7,183,499
                   ------------------------------------------------------------------------------------------------------
                         Total current assets                                             $ 240,751,005      $196,909,113
                                                                                          =============      ============

             PROPERTY AND EQUIPMENT, AT COST - NOTE 2:

                   Flight equipment                                                       $ 394,323,083      $264,254,099
                   Maintenance, operations and office facilities                             10,292,723         9,120,198
                   Other property and equipment                                              42,490,273        37,778,133
                                                                                          -------------      ------------
                                                                                          $ 447,106,079      $311,152,430
                   Less accumulated depreciation and amortization                           116,100,656        97,769,467
                   Less reserve for engine overhauls and purchase incentives                 12,633,839         6,734,885
                                                                                          -------------      ------------
                                                                                          $ 318,371,584      $206,648,078
                   Construction in progress                                                      14,580           692,033
                   Advance payments and deposits for aircraft                                21,086,563        20,027,679
                   ------------------------------------------------------------------------------------------------------
                                                                                          $ 339,472,727      $227,367,790
                                                                                          =============      ============
             OTHER ASSETS AND DEFERRED COSTS - NOTE 1                                     $   8,362,213      $  4,753,251
                                                                                          =============      ============
                                                                                          $ 588,585,945      $429,030,154
                                                                                          =============      ============

           The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

20  1997 Comair Holdings, Inc. Annual Report

                                          CONSOLIDATED BALANCE SHEETS
                                          LIABILITIES AND SHAREHOLDERS' EQUITY
Comair Holdings, Inc. and Subsidiaries
As Of March 31, 1997 and 1996
------------------------------------------------------------------------------------------------------------------------
LIABILITIES & SHAREHOLDERS' EQUITY                                                           1997              1996
-------------------------------------------------------------------------------------------------------------------------
             CURRENT LIABILITIES:
                   Current installments of long-term obligations - Note 2                 $  12,909,768      $  9,167,087
                   Accounts payable - Note 7                                                 47,933,952        39,608,872
                   Interline payable and deferred revenue                                     5,579,663         5,970,855
                   Accrued lease expense                                                     22,015,215        20,298,748
                   Accrued wages                                                              6,427,279         5,567,900
                   Accrued expenses                                                          13,785,587        11,304,479
                   Accrued taxes                                                             12,412,131        12,554,584
                   ------------------------------------------------------------------------------------------------------
                         Total current liabilities                                        $ 121,063,595      $104,472,525
                                                                                          ===============================

             LONG-TERM OBLIGATIONS - NOTE 2                                               $ 127,747,861      $ 70,745,129
                                                                                          ===============================

             DEFERRED INCOME TAXES - NOTE 4                                               $  52,389,105      $ 35,947,060
                                                                                          ===============================

             OTHER LIABILITIES AND DEFERRED CREDITS - NOTE 1                              $   7,086,055      $  4,736,236
                                                                                          ===============================

             COMMITMENTS AND CONTINGENCIES - NOTES 3 AND 5

             SHAREHOLDERS' EQUITY - NOTE 6:

                   Common stock, no par value, 100,000,000 shares
                         authorized, 44,532,815 and 44,438,204 issued
                         and outstanding, respectively                                    $  52,302,390      $ 51,094,753


                   Preferred stock, no par value, 1,000,000 shares
                         authorized, none issued or outstanding                                     --               --

                   Net unrealized loss on marketable securities
                         available-for-sale                                                     (25,543)          (82,419)

                   Retained earnings                                                        228,022,482       162,116,870
                   ------------------------------------------------------------------------------------------------------
                         Total shareholders' equity                                       $ 280,299,329      $213,129,204
                                                                                          ===============================

                                                                                          $ 588,585,945      $429,030,154
                                                                                          ===============================


                   The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.


21  1997 Comair Holdings, Inc. Annual Report

                                                  CONSOLIDATED
                                                  STATEMENTS OF INCOME
Comair Holdings, Inc. and Subsidiaries
                   For the Years Ended
         March 31, 1997, 1996 and 1995

------------------------------------------------------------------------------------------
                                                1997             1996             1995
------------------------------------------------------------------------------------------
OPERATING REVENUES:

       Passenger                           $ 537,872,614    $ 444,121,247    $ 345,359,026
       Cargo and other                         4,644,159        4,751,011        3,905,666
       Non-airline operations                 21,298,270       14,425,885       11,439,445
       -----------------------------------------------------------------------------------
       Total operating revenues            $ 563,815,043    $ 463,298,143    $ 360,704,137
                                           ===============================================
OPERATING EXPENSES -- NOTE 7:

       Salaries and related costs          $  99,879,467    $  85,333,979    $  73,282,459
       Aircraft fuel                          55,466,125       38,703,967       31,824,949
       Maintenance materials and repairs      44,242,523       40,895,807       33,986,468
       Aircraft rent                          70,753,755       57,805,169       53,939,399
       Other rent and landing fees            18,828,801       15,932,585       13,753,045
       Passenger commissions                  44,855,202       38,329,529       32,742,908
       Other operating expenses               75,227,082       59,541,534       44,946,939
       Depreciation and amortization          24,908,928       21,008,438       19,243,782
       Non-airline direct costs               13,535,760       10,920,355        9,959,220
       -----------------------------------------------------------------------------------
       Total operating expenses            $ 447,697,643    $ 368,471,363    $ 313,679,169
                                           ===============================================

       Operating income                    $ 116,117,400    $  94,826,780    $  47,024,968
                                           ===============================================

NONOPERATING INCOME (EXPENSE) -- NOTE 1:

       Investment income                   $   8,897,144    $   6,691,296    $   3,522,331
       Interest expense                       (4,853,951)      (4,746,603)      (2,842,043)
       -----------------------------------------------------------------------------------
       Total nonoperating income, net      $   4,043,193    $   1,944,693    $     680,288
                                           ===============================================

       Income before income taxes          $ 120,160,593    $  96,771,473    $  47,705,256

INCOME TAXES-- NOTE 4                         44,736,000       36,763,000       18,400,000
                                           -----------------------------------------------
                   Net income              $  75,424,593    $  60,008,473    $  29,305,256
                                           ===============================================

WEIGHTED AVERAGE NUMBER OF
       SHARES OUTSTANDING                     44,471,494       44,271,442       45,568,503
                                           ===============================================
NET INCOME PER SHARE-- NOTE 1              $        1.70    $        1.36    $         .64
                                           ===============================================
DIVIDENDS PAID PER SHARE                   $        .214    $        .165    $        .125
                                           ===============================================



                   The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.


22  1997 Comair Holdings, Inc. Annual Report


CONComair Holdings, Inc. and Subsidiaries               CONSOLIDATED STATEMENTS
                      For the Years Ended               OF SHAREHOLDERS' EQUITY
            March 31, 1997, 1996 and 1995

-----------------------------------------------------------------------------------------------------------------------------------
                                                 NUMBER OF         COMMON                                  RETAINED
                                                  SHARES            STOCK            OTHER                 EARNINGS        TOTAL
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1994                          21,509,516    $   83,469,007     $        --        $ 85,808,597      $169,277,604
       Repurchase of common shares               (2,004,800)      (36,784,137)             --                --         (36,784,137)
       Exercise of stock options                     34,022           481,683              --                --             481,683
       Net unrealized gain on marketable
             securities available-for-sale             --                --             173,388              --             173,388
       Dividends (.125 cents per share)                --                --                --          (5,690,375)       (5,690,375)
       Net income                                      --                --                --          29,305,256        29,305,256
       ----------------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1995                          19,538,738      $ 47,166,553      $    173,388      $109,423,478     $ 156,763,419
       Repurchase of common shares                  (18,550)         (383,063)             --                --            (383,063)
       Exercise of stock options                    272,609         4,311,263              --                --           4,311,263
       3-for-2 stock split                        9,833,105              --                --             (16,012)          (16,012)
       3-for-2 stock split                       14,812,302              --                --             (15,095)          (15,095)
       Net unrealized loss on marketable
             securities available-for-sale             --                --            (255,807)             --            (255,807)
       Dividends (.165 cents per share)                --                --                --          (7,283,974)       (7,283,974)
       Net income                                      --                --                --          60,008,473        60,008,473
       ----------------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1996                          44,438,204      $ 51,094,753      $    (82,419)     $162,116,870     $ 213,129,204
       Exercise of stock options                     94,611         1,207,637                                             1,207,637
       Net unrealized gain on marketable
             securities available-for-sale             --                --              56,876              --              56,876
       Dividends (.214 cents per share)                --                --                --          (9,518,981)       (9,518,981)
       Net income                                      --                --                --          75,424,593        75,424,593
       ----------------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1997                          44,532,815      $ 52,302,390      $    (25,543)    $ 228,022,482    $  280,299,329
====================================================================================================================================








                   The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

23        1997 Comair Holdings, Inc. Annual Report


Comair Holdings, Inc. and Subsidiaries               CONSOLIDATED
                   For the Years Ended               STATEMENTS OF CASH FLOWS
         March 31, 1997, 1996 and 1995

-------------------------------------------------------------------------------------------------------------------------
                                                                            1997               1996              1995
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income                                                      $  75,424,593      $  60,008,473      $ 29,305,256
       Adjustments to reconcile net income to
             net cash provided from operating activities:
       Depreciation and amortization                                      24,908,928         21,008,438        19,243,782
       Amortization and accrual of overhaul expenses                      13,010,867         12,684,510        10,740,153
       Deferred income tax provision                                      14,142,029          4,981,665         6,300,000
       Other, net                                                         (1,577,594)          (869,010)         (245,027)
       Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable                         (4,646,645)        (6,137,797)       (1,158,809)
       Decrease (increase) in inventory of expendable parts               (4,365,589)          (605,075)       (1,762,330)
       Decrease (increase) in other current assets                        (7,275,456)           521,090        (2,952,641)
       Increase (decrease) in accounts payable                             8,325,080         15,319,021         6,690,369
       Increase (decrease) in other current liabilities                    4,523,309         12,687,537         4,099,842
---------------------------------------------------------------------------------------------------------------------------
             Net cash flows from operating activities                  $ 122,469,522      $ 119,598,852      $ 70,260,595
                                                                ===========================================================

CASH FLOWS FROM INVESTING ACTIVITIES:

       Additions to property and equipment                             $(146,595,228)     $ (37,854,056)     $(111,774,908)
       Advance payments and deposits                                      (1,000,000)                --                --
       Return of advance payments and deposits                                    --                 --            500,000
       Proceeds from sale of marketable securities                         3,375,502          6,658,940                --
       Purchases and maturities of
             marketable securities, net                                  (17,569,303)        (9,326,175)        21,256,916
       Deferred costs                                                     (2,896,652)          (292,108)        (1,554,215)
       Other, net                                                            785,599          1,038,722            452,854
---------------------------------------------------------------------------------------------------------------------------
             Net cash flows from investing activities                  $(163,900,082)     $ (39,774,677)      $(91,119,353)
                                                                ===========================================================

CASH FLOWS FROM FINANCING ACTIVITIES:

       Issuance of common stock                                        $   1,207,637      $   4,311,263       $    481,683
       Payments of cash dividends and
             repurchase of fractional shares                              (9,518,981)        (7,315,081)        (5,690,375)
       Repurchase of common stock                                                 --           (383,063)       (36,784,137)
       Proceeds from long-term obligations                                69,912,500                 --         65,580,389
       Repayments of long-term obligations                                (9,167,087)       (11,464,908)        (8,750,577)
---------------------------------------------------------------------------------------------------------------------------
             Net cash flows from financing activities                  $  52,434,069      $ (14,851,789)      $ 14,836,983
                                                                ===========================================================

NET INCREASE (DECREASE) IN CASH

       AND CASH EQUIVALENTS:                                           $  11,003,509      $  64,972,386       $ (6,021,775)
       Cash and cash equivalents at beginning of period                  111,601,283         46,628,897         52,650,672
---------------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents at end of period                      $ 122,604,792      $ 111,601,283       $ 46,628,897
                                                                ===========================================================



                  24 1997 Comair Holdings, Inc. Annual Report


                   The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                                                NOTES TO CONSOLIDATED
                                                FINANCIAL STATEMENTS
Comair Holdings, Inc. and Subsidiaries

-------------------------------------------------------------------
NOTE         1           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------

                        The consolidated financial statements reflect the
                     application of accounting policies described in this note.

             A       Basis of Consolidation and Business
                     --------------------------------------
                        The consolidated financial statements include the
                     accounts of Comair Holdings, Inc. (the Company) and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. COMAIR, Inc., the Company's principal subsidiary, accounting for approximately 96 percent of its operating revenues and expenses, is a large regional airline serving airports in the Midwestern, Southeastern and Northeastern United States as well as Canada and the Bahamas. Revenues are derived primarily through the air transportation of passengers and cargo in scheduled airline service under a marketing agreement with Delta Air Lines, Inc. (See
                     Note 7). Certain reclassifications have been made in prior years' financial statements to conform to the 1997 presentation.

             B       Use of Estimates
                     --------------------------------------
                        The preparation of the financial statements in
                     conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

             C       Cash and Cash Equivalents
                     --------------------------------------
                        The Company considers all highly liquid investments
                     with an initial maturity of three months or less to be cash equivalents. This portfolio of investments has no significant concentrations of credit risk by activity or region.

             D       Marketable Securities
                     --------------------------------------
                        The Company's investments in marketable securities
                     consist of United States Treasury and government agency securities, municipal bonds, mutual funds, corporate notes and common stock. These investments are classified as available-for-sale and reported at fair market value as of March 31, 1997 and 1996, with unrealized appreciation or depreciation, net of applicable taxes, reflected as a separate component of shareholders' equity.

             E       Inventory of Expendable Parts
                     --------------------------------------
                        Expendable parts are stated at cost, on a first-in,
                     first-out basis, less an obsolescence reserve of $3,260,000 and $2,795,000 at March 31, 1997 and 1996,
                     respectively. These parts are charged to maintenance expense as used.

             F       Depreciation and Amortization
                     --------------------------------------
                        Depreciation of property and equipment costs less
                     estimated residual values and the amortization of related purchase incentives are computed on the straight-line method over the estimated useful lives of the related assets as follows:

                       Flight equipment, including rotable parts     5-16 years
                       --------------------------------------------------------
                       Maintenance, operations and office facilities 30 years
                       --------------------------------------------------------
                       Other property and equipment                  2-20 years
                       --------------------------------------------------------

             G       Intangible Assets
                     --------------------------------------
                        Costs incurred in connection with the introduction
                     of new aircraft types, primarily flight crew training costs, have been deferred and are being amortized over five years, beginning with the initial service dates. Financing costs associated with long-term debt and lease financings are deferred and amortized over the term of the specific indebtedness or lease. The costs of developing new or extended routes and pre-operating costs, other than training incurred in connection with the introduction of new aircraft types, are charged to expense as incurred.

                   25 1997 Comair Holdings, Inc. Annual Report

                                                NOTES TO CONSOLIDATED
                                                FINANCIAL STATEMENTS
Comair Holdings, Inc. and Subsidiaries

             H       Revenue Recognition
                     --------------------------------------
                        Revenues are recognized when the respective services
                     are rendered. An allowance ($155,000 at March 31, 1997 and 1996) is maintained for doubtful accounts. For scheduled airline service, tickets which are sold but not used are recorded as deferred revenue. In addition, with respect to student flight training, payments made in advance of the training being provided are recorded as deferred revenue.

             I       Frequent Flyer Awards
                     --------------------------------------
                        As a Delta Connection carrier, COMAIR participates
                     in Delta Air Lines' frequent flyer program. COMAIR does not defer any revenue or accrue for incremental costs for mileage accumulation relating to this program, as the impact would be immaterial.

             J       Maintenance
                     --------------------------------------
                        Maintenance and repairs are expensed when incurred
                     except for major inspections. For new aircraft, the deferral method is used whereby the costs of major engine inspections are capitalized when incurred and amortized over the period to the next inspection. For used aircraft, estimated engine inspection costs are recorded on the accrual method whereby the Company charges maintenance expense on the basis of hours and cycles flown.

             K       Deferred Gains on Sale and Leaseback Transactions
                     --------------------------------------
                        Gains on the sale and leaseback of property and
                     equipment are deferred and amortized over the life of the leases as a reduction in lease expense. Such deferred gains are found in the other liabilities and deferred credits section of the consolidated balance sheet.

             L       Interest Expense
                     --------------------------------------
                        The Company capitalizes interest costs incurred on
                     long-term construction projects and advance payments on aircraft purchase contracts. Total interest costs incurred were $6,192,000, $5,703,000 and $3,824,000 in fiscal 1997, 1996 and 1995, respectively. Costs capitalized in fiscal 1997, 1996 and 1995 totaled $1,245,000, $1,327,000 and $1,153,000 respectively.

                        The Company receives the benefit of interest rate
                     subsidies through the Brazilian Export Financing program which it uses to reduce payments under long-term obligations and operating leases for its Embraer Brasilia aircraft (see Notes 2 and 3). These subsidies are recorded ratably over the life (10-16 years) of the long-term obligation or operating lease.
                     A portion of the interest rate subsidies has been guaranteed by third parties. However, the Company is exposed to credit risk in the event of default by the guarantor/obligor. Substantially all subsidies due to the Company through March 31, 1997 have been received.

             M       Advertising Costs
                     --------------------------------------
                        Costs related to advertising are expensed as
                     incurred. The Company's advertising expense was $2,202,000, $2,210,000 and $2,155,000 in fiscal 1997,
                     1996 and 1995, respectively.

             N       Financial Instruments
                     --------------------------------------
                         Financial instruments in the form of interest rate
                     swap agreements were utilized by the Company to hedge its exposure to interest rate fluctuations involved in aircraft financing. The Company does not hold or issue derivative financial instruments for trading purposes. Gains and losses on interest rate swap agreements are deferred and amortized as an adjustment to lease expense over the lease term. The fair value of interest rate swap agreements is not recognized in the consolidated financial statements since they are accounted for as hedges.

             O       Net Income Per Share
                     --------------------------------------
                        Net income per share has been computed based upon
                     the weighted average number of shares outstanding during the periods. No material dilution results from outstanding stock options, the only common

                   26 1997 Comair Holdings, Inc. Annual Report
                     stock equivalent. All weighted average share and per share information has been adjusted retroactively for three-for-two stock splits effective May 1996 and August 1995.

             P       Recent Pronouncements
                     --------------------------------------
                        In March 1995, the Financial Accounting Standards
                     Board issued Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. This statement also addresses the accounting for long-lived assets that are expected to be disposed of in the future. The Company adopted SFAS No. 121 in the first quarter of fiscal 1997. The effect of adoption was not material.

                        In October 1995, the Financial Accounting Standards
                     Board issued Statement No.123 (SFAS No. 123), "Accounting for Stock-Based Compensation", which indicates companies may recognize expense for stock-based awards based on their fair value on the date of grant or, at a minimum, will require pro forma disclosures in the Company's fiscal 1997 financial statements. Rather than adopt the expense recognition provisions of this statement, the Company has elected to follow Accounting Principles Board Opinion No. 25 (APB No. 25) "Accounting for Stock Issued to Employees" and related interpretations and provide the disclosures required by SFAS No. 123 (See Note 6).

                        In February 1997, the Financial  Accounting  Standards
                     Board issued Statement No. 128 (SFAS No. 128), "Earnings Per Share", which replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of both the numerator and denominator of the basic earnings per share computation. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997 (fiscal 1998 for the Company). The Company does not expect a material impact on earnings per share upon adoption.

-------------------------------------------------------------------
NOTE         2           LONG-TERM OBLIGATIONS
------------------------------------------------------------------

                        The following is a summary of long-term obligations as
                     of March 31, 1997 and 1996:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      1997                 1996
------------------------------------------------------------------------------------------------------------------------------------
     Secured obligations for the purchase of ten Canadair Jets, due in semi-annual installments through 2006 with
          variable interest rates based on six month LIBOR.
          Rates at March 31, 1997 were 6.047% to 6.725%                                            $125,862,946         $ 60,228,268
     Secured obligations for the purchase of eight Embraer Brasilia aircraft and related equipment, due in semi-annual
          installments through 2001, with interest at 4.25% to 4.875%, net of the benefits of interest rate subsidies through the
          Brazilian Export Financing program                                                         14,764,608           19,310,806
     Secured Industrial Revenue Bonds for the construction of
          maintenance, operations and office facilities, interest at
          6.793% with interest rate and monthly payment adjusted
          every three years and full payment due by April 1997                                           30,075              373,142
                                                                                                   ---------------------------------
                                                                                                   $140,657,629         $ 79,912,216
                                                                                                   =================================
     Less--Current Installments                                                                      12,909,768            9,167,087
     Total                                                                                         $127,747,861         $ 70,745,129
                                                                                                   =================================

                   27 1997 Comair Holdings, Inc. Annual Report

                                                NOTES TO CONSOLIDATED
                                                FINANCIAL STATEMENTS

Comair Holdings, Inc. and Subsidiaries

                     Maturities of long-term obligations are as follows:

                       1999                                         $ 13,435,344
                       ---------------------------------------------------------
                       2000                                         $ 13,743,598
                       ---------------------------------------------------------
                       2001                                         $ 11,556,385
                       ---------------------------------------------------------
                       2002                                         $ 10,838,531
                       ---------------------------------------------------------
                       2003 and thereafter                          $ 78,174,003
                       ---------------------------------------------------------

                        The net book value of assets pledged as security
                     under the above obligations totaled $197,222,000 as of March 31, 1997.

                        The Company receives interest rate subsidies through
                     the Brazilian Export Financing program on the obligations secured by Embraer Brasilia aircraft. Such subsidies are recorded as an offset to interest expense and effectively reduce the Company's interest cost on the obligations to the rates indicated above. During fiscal 1997, 1996 and 1995, the Company reduced its interest expense by $376,000, $531,000 and $334,000, respectively, as a result of these interest rate subsidies. The amount of net interest paid totaled $4,852,000, $5,901,000 and $3,079,000 in fiscal
                     1997, 1996 and 1995 respectively.

                        The Company has an unused bank line of credit for up
                     to $5,000,000 at prime.

-------------------------------------------------------------------
NOTE         3          LEASES
-------------------------------------------------------------------

                        As of March 31, 1997, the Company operated 73
                     aircraft in airline operations which are accounted for under operating leases with remaining terms of up to
                     16.5 years. Most of these leases provide for renewal and/or fair market value-based purchase options as well as early termination of the leases under certain circumstances (primarily if the equipment is obsolete or in excess of the Company's needs). In some cases, in the event of an early termination, the Company would be required to pay to the lessor the greater of the proceeds from the sale of the aircraft or the termination value as stated in the lease.

                        The Company also leases several light training
                     aircraft and airport, maintenance and sales office facilities under operating lease agreements expiring at various dates through fiscal 2016.

                        The Company receives the benefit of interest rate
                     subsidies through the Brazilian Export Financing program on operating leases on 31 Embraer Brasilia aircraft. The Company utilizes these subsidies to substantially fix its net payments under these operating leases.

                        Total rental expense for fiscal 1997, 1996 and 1995
                     was $84,022,000, $69,620,000 and $63,448,000,
                     respectively, net of the impact of the interest rate subsidies, which were $1,375,000, $1,480,000 and
                     $943,000, respectively, for fiscal 1997, 1996 and 1995.

                        At March 31, 1997, the future net minimum rental
                     payments under noncancellable operating leases had a present value of approximately $479,057,559 and a gross amount payable (including principal and interest) of $759,255,561 payable $79,995,206 in 1998, $75,779,757 in
                     1999, $76,059,756 in 2000, $67,071,422 in 2001, $58,816,979
                     in 2002, and $401,532,441 through 2016.

-------------------------------------------------------------------
NOTE         4            INCOME TAXES
-------------------------------------------------------------------

                        The Company accounts for income taxes under the
                     liability method pursuant to the Financial Accounting Standards Board Statement No. 109 (SFAS No. 109) "Accounting for Income Taxes". Under the liability method deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates.

                   28 1997 Comair Holdings, Inc. Annual Report

          The following is a summary of the provision for income taxes:
---------------------------------------------------------------------------------------------------------------------------
       YEARS ENDED MARCH 31,                                                    1997               1996              1995
---------------------------------------------------------------------------------------------------------------------------
       Current:
             Federal                                                   $  26,800,000      $  27,713,000      $ 10,400,000
             State                                                         3,530,000          3,650,000         1,700,000
                                                                       ----------------------------------------------------
                   Total Current Provision                             $  30,330,000      $  31,363,000      $ 12,100,000

       Deferred:

             Federal                                                   $  12,791,000      $   4,925,000      $  5,800,000
             State                                                         1,615,000            475,000           500,000
                                                                       ----------------------------------------------------
                   Total Provision                                     $  44,736,000      $  36,763,000      $ 18,400,000
                                                                       ====================================================

               Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of March 31, 1997 and 1996 are as follows:

--------------------------------------------------------------------------------------------------------------------------
       YEARS ENDED MARCH 31,                                                                       1997              1996
---------------------------------------------------------------------------------------------------------------------------
       Deferred tax liabilities:

             Accelerated depreciation                                                     $  40,420,735      $ 28,926,215

             Amounts expended for major engine inspections, net                               9,176,881         4,249,736

             Other, net                                                                       2,791,489         2,771,109
                                                                                          --------------------------------
                   Deferred tax liabilities                                               $  52,389,105      $ 35,947,060
                                                                                          --------------------------------
       Deferred tax assets:

             Expenses not currently deductible                                            $   9,079,063      $  6,717,702

             Deferred gains on sale/leaseback transactions                                      712,896           812,178

             Other, net                                                                       1,264,905         1,226,968
                                                                                          --------------------------------
                   Deferred tax assets                                                    $  11,056,864      $  8,756,848
                                                                                          --------------------------------
                   Net deferred tax liabilities                                           $  41,332,241      $ 27,190,212
                                                                                          =================================
               No valuation allowance for deferred tax assets has been recorded.

               The following is a reconciliation between the statutory federal income tax rate and the effective rate:

---------------------------------------------------------------------------------------------------------------------------
       YEARS ENDED MARCH 31,                                                    1997               1996              1995
---------------------------------------------------------------------------------------------------------------------------
       Statutory federal income tax rate                                        35.0%              35.0%              35.0%
       Increase in tax rate resulting from --
             State income taxes, net of federal
                   income tax effect                                             2.8                2.8                3.0
             Other, net                                                         (0.6)                .2                0.6
                                                                               --------------------------------------------
       Effective income tax rate                                                37.2%              38.0%              38.6%
                                                                               ============================================

               The Company made cash income tax payments of $31,456,000 in fiscal 1997, $28,160,000 in fiscal 1996 and $11,533,000 in fiscal
               1995.











29         1997 Comair Holdings, Inc. Annual Report

                                                           NOTES TO CONSOLIDATED
Comair Holdings, Inc. and Subsidiaries                     FINANCIAL STATEMENTS

-------------------------------------------------------
NOTE          5          COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------
                            As of March 31, 1997, COMAIR had scheduled delivery
                         positions for two Canadair Jets to be delivered in fiscal 1998. The aggregate cost of these aircraft, including support equipment and estimated escalation, will be approximately $35 million. These aircraft were delivered in April 1997 using lease financing with terms of up to 16.5 years. Advance payments, deposits, and capitalized interest of $21 million are included in the March 31, 1997 consolidated balance sheets.

                            COMAIR also had options for 25 additional Canadair
                         Jets. The 25 additional aircraft, valued at approximately $450 million, including support equipment and estimated escalation, could be available for delivery in fiscal 1998 through fiscal 2000.

                            COMAIR enters into interest rate swap contracts to
                         effectively hedge its exposure to interest rate fluctuations involved in aircraft financing. The swap contracts involve Comair exchanging floating rate for fixed payments over the life of the agreement without an exchange of the notional amount upon which the payments are based. As of March 31, 1997, Comair had an interest rate swap agreement with a third party to exchange monthly payments on a notional amount of $26,320,000. Under the agreement, the Company pays or receives the difference between a floating LIBOR interest rate and a fixed rate of interest. This agreement was settled in April 1997 with no material effect. Currently, there are no other such agreements open or in place.

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

                            On January 9, 1997, Flight 3272 crashed near
                         Detroit, Michigan. There were no survivors among the 29 passengers and crew members aboard the turboprop aircraft. The Company is cooperating fully with the National Transportaion Safety Board (NTSB) and all other federal, state and local regulatory and investigatory agencies in connection with the crash. In May 1997, the NTSB released the factual data obtained to date related to Flight 3272. The findings to date are inconclusive. Several lawsuits have been filed against the Company seeking damages attributable to the deaths of those on Flight 3272 and additional lawsuits are expected. The Company maintains substantial insurance coverage for such claims and, at this time, believes that the claims, expenses and litigation related to this accident will not have a material adverse affect on the Company's financial condition, cash flows or results of operations.

                            There are no other material legal proceedings
                         pending involving the Company, any of its subsidiaries or their property, except proceedings arising in the ordinary course of business. The Company believes that all such proceedings are adequately insured.

-------------------------------------------------------
NOTE          6          BENEFIT PLANS
-------------------------------------------------------
                            The Company has a stock option plan for its officers
                         and key employees with 2,531,250 shares of common stock reserved for issuance. Options are permitted to be granted at up to 110% of the market value of the underlying common stock on the date of grant. The options become exercisable over periods of four to nine years after the date of grant and expire ten years after the date of grant as long as the holder remains an employee of the Company.

                            The Company also has a stock option plan for
                         nonemployee directors with 354,375 shares of common stock reserved for issuance. Each year each nonemployee director of the Company receives an option to pur-


                  30 1997 Comair Holdings, Inc. Annual Report
                         chase 5,063 shares of common stock at a purchase price equal to the last sale price on the date of grant. These options become exercisable six months after the date of grant and expire ten years after the date of grant.

                            The issuance of SFAS No. 123 requires, at a minimum,
                         pro forma disclosures of expense for stock-based awards based on their fair values. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in fiscal 1997 and 1996:

-------------------------------------------------------------------------------
                                                1997              1996
--------------------------------------------------------------------------------
       Dividend yield                                 1%                1%
       Expected volatility                         46.6%             46.6%
       Risk-free interest rate             6.36% - 6.80%             6.05%
       Expected life                         5.5 - 10 yrs          5.5 yrs

                            At March 31, 1997, the 339,364 options granted in
                         fiscal 1997 to employees and nonemployee directors have an exercise price of $23.71, fair values ranging from $11.26 to $14.29 per option and a remaining contractual life of ten years. The 274,388 options granted in fiscal 1996 to employees have an exercise price of $7.67, a fair value of $3.61 per option and a remaining contractual life of nine years.

                            If the Company had adopted the expense recognition
                         provision of SFAS No. 123, net income and earnings per share for the years ended March 31, 1997 and 1996 would have been as follows:

-------------------------------------------------------------------------------
                                                    1997              1996
-------------------------------------------------------------------------------
       Net income

             As reported                       $  75,424,593      $ 60,008,473
             Pro forma                         $  74,610,212      $ 59,795,444
       Earnings per share

             As reported                       $        1.70      $       1.36
             Pro forma                         $        1.68      $       1.35


                            Since SFAS No. 123 has not been applied to options
                          granted prior to December 15, 1994, the resulting compensation cost may not be representative of that expected in future years.

                            Transactions involving the stock option plans for
                         the years ended March 31, 1997, 1996 and 1995 are shown in the table below:


---------------------------------------------------------------------------------------------------------------------------
                                                  1997                         1996                          1995
---------------------------------------------------------------------------------------------------------------------------
                                                        WTD AVG                      WTD AVG                      WTD AVG
                                                       EXERCISE                     EXERCISE                     EXERCISE
                                            SHARES        PRICE           SHARES       PRICE           SHARES       PRICE
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         1,013,857    $    8.19        1,298,804   $    6.41          967,316   $    5.06
Granted                                    339,364    $   23.71          274,388   $    7.67          411,413   $    9.11
Exercised                                  (94,611)   $    5.41         (519,146)  $    3.41          (76,550)  $    3.54
Expired                                         --    $      --          (40,189)  $    8.73           (3,375)  $   12.67
Outstanding at end of year               1,258,610    $   12.58        1,013,857   $    8.19        1,298,804   $    6.41

Exercisable at end of year                 505,403    $    9.25          371,428   $    7.55          645,820   $    4.49


                  31 1997 Comair Holdings, Inc. Annual Report

                                                       NOTES TO CONSOLIDATED
Comair Holdings, Inc. and Subsidiaries                 FINANCIAL STATEMENTS

                            The Company has a 401(k) plan which is available to
                         all employees. This plan offers several investment alternatives, including the Company's stock which is purchased in the open market at market value. The Company matches contributions (up to ten percent of the participant's compensation) at a rate of twenty-five percent of such contributions. The Company has an Incentive Bonus Plan which is available to all eligible employees after one year of service. The Company also has a Performance Based Incentive Bonus Plan and a Deferred Incentive Compensation Plan for certain employees, as designated by a committee of the Board of Directors.

                            In fiscal 1997,  1996 and 1995, the Company
                         expensed  $8,581,000,  $6,886,000 and  $3,694,000,
                         respectively, related to these plans.

-------------------------------------------------------
NOTE          7          RELATED PARTY TRANSACTIONS
-------------------------------------------------------
                            Delta Air Lines, Inc. (Delta) owns approximately 21%
                         of the Company's common stock. COMAIR is a designated "Delta Connection" carrier, operating all flights under the DL code. Under this marketing agreement, which expires in 1999, COMAIR is able to offer passengers joint fares, coordinated schedules for timely connections and Delta frequent flyer mileage. In return for set fees, Delta also handles COMAIR's reservations and flights at some airport locations. Costs of these various services in fiscal 1997, 1996 and 1995 were approximately $27,142,000, $20,790,000 and $12,587,000, respectively. Accounts payable at March 31, 1997 and 1996 included approximately $9,835,000 and $7,056,000 due Delta for these services.

                            Trade receivables in the accompanying consolidated
                         balance sheets include amounts due from Delta of $7,822,000 and $9,002,000 as of March 31, 1997 and
                         1996, respectively. Approximately 45% of COMAIR's passengers in fiscal 1997 and 1996 and 44% in fiscal 1995 connected with Delta.

                            The  Company  has  historically  benefited  from
                         its relationship with Delta. However, the Company's results of operations and financial condition may be adversely impacted by Delta's decisions regarding routes and other operational matters, as well as any material interruption or modifications to the "Delta Connection" marketing agreement.

-------------------------------------------------------
NOTE          8          FAIR VALUES OF FINANCIAL INSTRUMENTS
-------------------------------------------------------

                            The following methods and assumptions were used by
                         the Company in estimating its fair value disclosures for financial instruments:

                            Cash, cash equivalents and marketable securities:
                         The carrying amount reported in the consolidated balance sheets for cash, cash equivalents and marketable securities approximates fair value. Fair value of marketable securities are based on quoted market prices as of March 31, 1997 and 1996.

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

32  1997 Comair Holdings, Inc. Annual Report

                            The cost and estimated fair values of the Company's
                         financial instruments at March 31, 1997 and 1996 are as follows:

                                                                                    ASSET (LIABILITY)
---------------------------------------------------------------------------------------------------------------------------
                                                                       COST                     ESTIMATED FAIR VALUE
                                                              1997             1996             1997             1996
---------------------------------------------------------------------------------------------------------------------------
             Cash and cash equivalents                    $ 122,604,792   $  111,601,283   $ 122,604,792    $ 111,601,283
             Marketable securities                        $  54,185,913   $   40,022,739   $  54,111,024    $  39,860,347
             Total long-term obligations
                   (before interest rate subsidies)       $(140,657,629)  $  (79,912,216)  $(140,657,629)   $ (79,912,545)
             Interest rate subsidies on
                   long-term obligations                  $          --   $           --   $   1,149,000    $   2,921,000

The following tables summarize the unrealized gains and losses for available-for-sale securities at March 31, 1997 and 1996:


---------------------------------------------------------------------------------------------------------------------------
                                                              1997                                               1997
                                                            AMORTIZED               UNREALIZED                   FAIR
                                                              COST             GAINS           LOSSES            VALUE
---------------------------------------------------------------------------------------------------------------------------
             US Treasury and Government
                   Agency Securities                      $   1,000,000   $          590   $          --    $   1,000,590
             Municipal Bonds and Mutual Funds                52,491,116          117,357         168,837       52,439,636
             Common Stock                                       694,797               --          23,999          670,798
---------------------------------------------------------------------------------------------------------------------------
             Total                                        $  54,185,913   $      117,947   $     192,836    $  54,111,024
===========================================================================================================================

---------------------------------------------------------------------------------------------------------------------------
                                                              1996                                               1996
                                                            AMORTIZED               UNREALIZED                   FAIR
                                                              COST             GAINS           LOSSES            VALUE
---------------------------------------------------------------------------------------------------------------------------
             US Treasury and Government
                   Agency Securities                      $   2,350,062   $           --   $          62    $   2,350,000
             Municipal Bonds and Mutual Funds                31,176,112           54,014         118,279       31,111,847
             Corporate Notes                                  3,001,027               --           9,777        2,991,250
             Common Stock                                     3,495,538               --          88,288        3,407,250
---------------------------------------------------------------------------------------------------------------------------
             Total                                        $  40,022,739   $       54,014   $     216,406    $  39,860,347
===========================================================================================================================

The following table presents the amortized cost and fair value of debt securities available-for-sale at March 31, 1997 and 1996:

---------------------------------------------------------------------------------------------------------------------------
                                                                  AMORTIZED COST                     FAIR VALUE
                                                              1997             1996             1997             1996
---------------------------------------------------------------------------------------------------------------------------
             Less than one year                           $  14,997,052   $   13,603,644   $  15,042,358    $  13,613,730
             After one year through five years               38,494,064       22,923,557      38,397,868       22,839,367
---------------------------------------------------------------------------------------------------------------------------
             Total                                        $  53,491,116   $   36,527,201   $  53,440,226    $  36,453,097
===========================================================================================================================

The Company realized gains from the sale of marketable securities of $711,000 and $1,091,000 in fiscal 1997 and 1996, respectively. There were no material realized gains or losses in fiscal 1995.

                  33 1997 Comair Holdings, Inc. Annual Report

                                                          REPORT OF INDEPENDENT
                                                          PUBLIC ACCOUNTANTS
Comair Holdings, Inc. and Subsidiaries

--------------------------------
TO COMAIR HOLDINGS, INC.:
--------------------------------

                            We have audited the accompanying consolidated
                         balance sheets of Comair Holdings, Inc. (a Kentucky corporation) and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                            In our opinion, the consolidated financial
                         statements referred to above present fairly, in all material respects, the financial position of Comair Holdings, Inc. and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.

                                                             Arthur Andersen LLP

                            Cincinnati, Ohio,
                            May 16, 1997

                  34 1997 Comair Holdings, Inc. Annual Report

Comair Holdings, Inc. and Subsidiaries                                 DIRECTORY


------------------------------------------------------------------------------------------
BOARD OF DIRECTORS                                     OFFICERS OF COMAIR HOLDINGS, INC.
------------------------------------------------------------------------------------------
     David R. Mueller 1                                     David R. Mueller
     Chairman of the Board                                  Chairman of the Board
     Chief Executive Officer                                Chief Executive Officer
     Comair Holdings, Inc.
                                                            David A. Siebenburgen
     David A. Siebenburgen                                  President, Chief Operating Officer
     President, Chief Operating Officer
     Comair Holdings, Inc.                                  Randy D. Rademacher
                                                            Senior Vice President Finance
     Robert H. Castellini                                   Chief Financial Officer
     Chairman, Chief Executive Officer
     Castellini Company                                     Brian L. McDonald
     (Produce Distributor/Processor)                        Vice President
                                                            Controller
     Peter H. Forster 2
     Chairman of the Board                                  Richard D. Siegel
     DPL Inc.                                               Secretary
     (Utility)                                              Partner, Keating, Muething & Klekamp
                                                       -----------------------------------------------
                                                       OTHER OFFICERS OF COMAIR, INC.
                                                       -----------------------------------------------
     John A. Haas                                           Charles E. Curran III
     Retired President, Chief Executive Officer             Senior Vice President
     Ball Glass Container Corporation                       Marketing
     (Manufacturer)
                                                            K. Michael Stuart
     Raymond A. Mueller 3                                   Senior Vice President
     Retired Chairman of the Board                          Aircraft Operations
     Comair Holdings, Inc.
                                                            Linda D. Landers
     Christopher J. Murphy III 4                            Vice President
     President, Chief Executive Officer                     Customer Services
     1st Source Corporation
     (Financial Institution)                                Kenneth W. Marshall
                                                            Vice President
     Gerald L. Wolken                                       Flight Operations and Corporate Safety
     Managing Partner
     MLE Enterprises Inc.
     (Management Consulting)                                Ralph E. Martin
                                                            Vice President
           1 Chairman of Finance Committee                  Maintenance
           2 Chairman of Compensation Committee
           3 Chairman of Executive Committee                Linda E. Noble
           4 Chairman of Audit Committee                    Vice President
                                                            Human Resources

                                                            C. Michael Willis
                                                            Vice President
                                                            Customer Services-Cincinnati

                  35 1997 Comair Holdings, Inc. Annual Report

                                                         CORPORATE INFORMATION
Comair Holdings, Inc. and Subsidiaries

------------------------------------------
INVESTOR RELATIONS
------------------------------------------
                         Shareholders may obtain the fiscal 1997 annual report on Form 10-K filed with the Securities and Exchange Commission without charge by writing to:

                         Investor Relations Department
                         Comair Holdings, Inc.
                         P.O. Box 75021
                         Cincinnati, Ohio 45275
------------------------------------------
STOCK INFORMATION
------------------------------------------
                         The Company's common stock, traded in the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol COMR, was held by approximately 2,400 holders of record as of March 31, 1997, which the Company believes represents approximately 20,000 beneficial owners.
------------------------------------------
MARKET MAKERS
------------------------------------------
                         (as of 3/31/97)
                         Alex. Brown & Sons Inc.
                         The First Boston Corporation
                         Herzog, Heine, Geduld, Inc.
                         J.J.B. Hilliard, W.L. Lyons, Inc.
                         Knight Securities L.P.
                         Lehman Brothers Inc.
                         Mayer & Schweitzer, Inc.
                         Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities Inc.
                         Morgan Stanley & Co., Inc.
                         Nash, Weiss & Co.
                         PaineWebber Inc.
                         Prudential Securities Inc.
                         Robinson Humphrey Co., Inc.
                         Sherwood Securities Corp.
                         Smith Barney Inc.
                         Troster Singer Corp.
                         Weeden & Co., Inc.

------------------------------------------
STOCK TRANSFER AGENT & REGISTRAR
------------------------------------------
                         ChaseMellon Shareholder Services
                         85 Challenger Road
                         Ridgefield Park, NJ 07660
                         (800) 756-3353

------------------------------------------
LEGAL COUNSEL
------------------------------------------

                         Keating, Muething & Klekamp, Cincinnati, Ohio

------------------------------------------
INDEPENDENT PUBLIC ACCOUNTANTS
------------------------------------------

                         Arthur Andersen LLP, Cincinnati, Ohio

------------------------------------------
WORLD-WIDE WEBSITE
------------------------------------------
                         http://fly-comair.com


                  36  1997 Comair Holdings, Inc. Annual Report