Form 10-K405, Exhibit 13
period 1998-03-31
COMAIR HOLDINGS INC
filed 1998-06-30
CIK 835344

HIGHLIGHTS FISCAL 1998                                               Exhibit 13

      Comair Holdings, Inc. and Subsidiaries for the Years Ended March 31,


                                                          FISCAL YEAR
-----------------------------------------------------------------------------------------
FINANCIAL DATA                             1998               1997              1996
--------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS:
         Operating revenues               $  651,162,221      $ 563,815,043    $ 463,298,143
         Operating income                 $  161,597,959      $ 116,117,400    $  94,826,780
         Pretax income                    $  164,855,210      $ 120,160,593    $  96,771,473
         Net income                       $  102,213,210      $  75,424,593    $  60,008,473
         Net income per share-Basis       $         1.53      $        1.13    $         .90
         Net income per share-Diluted     $         1.51      $        1.12    $         .90
         Dividends paid per share         $         .160      $        .142    $        .110
         Market value per share
               (end of year)              $        26.50      $       14.50    $       15.45

AIRLINE OPERATING DATA:
         Passengers carried                    5,469,436          4,708,498        4,102,690
         Revenue passenger miles (000)         1,823,664          1,551,093        1,281,308
         Available seat miles (000)            3,002,378          2,774,926        2,366,269

1998 FINANCIAL REVIEW

                     Comair Holdings, Inc. and Subsidiaries

    Report of Independent Public Accountants                                9
    Consolidated Ten Year Summary                                          10
    Selected Quarterly Financial Data                                      12
    Management's Discussion and Analysis                                   13
    Consolidated Balance Sheets                                            20
    Consolidated Statements of Income                                      22
    Consolidated Statements of Shareholders' Equity                        23
    Consolidated Statements of Cash Flows                                  24
    Notes to Consolidated Financial Statements                             25
    Directory                                                              36
    Corporate Information                                   Inside Back Cover


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


         TO COMAIR HOLDINGS, INC.:

                             We have audited the accompanying consolidated
                    balance sheets of Comair Holdings, Inc. (a Kentucky corporation) and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                             We conducted our audits in accordance with
                    generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                             In our opinion, the consolidated financial
                    statements referred to above present fairly, in all material respects, the financial position of Comair Holdings, Inc. and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.

                    Cincinnati, Ohio                         Arthur Andersen LLP
                    May 15, 1998

                   1998 Comair Holdings, Inc. Annual Report #



-------------------------------------------------------------------------------------------------------------------------
FISCAL YEAR                                           1998                  1997               1996            1995
-------------------------------------------------------------------------------------------------------------------------


SUMMARY OF OPERATIONS:
         Operating revenues                      $  651,162,221       $   563,815,043   $   463,298,143   $   360,704,137
         Operating income                        $  161,597,959       $   116,117,400   $    94,826,780   $    47,024,968
         Pretax income                           $  164,855,210       $   120,160,593   $    96,771,473   $    47,705,256
         Net income                              $  102,213,210       $    75,424,593   $    60,008,473   $    29,305,256
         Net income per share - basic            $         1.53       $          1.13   $           .90   $           .43
         Weighted average shares
               outstanding - basic                   66,887,386            66,707,241        66,407,163        68,352,755
         Net income per share - diluted          $         1.51       $          1.12   $           .90   $           .43
         Weighted average shares
               outstanding - diluted                 67,749,164            67,280,522        66,843,232        68,783,880
         Dividends paid per share                $         .160       $          .143   $          .110   $          .084

OTHER FINANCIAL DATA:
         Working capital                         $  188,458,038       $   119,687,410   $    92,426,588   $    41,724,167
         Total assets                            $  669,736,801       $   588,585,945   $   429,030,154   $   347,021,961
         Long-term obligations, net of current
               maturities                        $  114,312,516       $   127,747,861   $    70,745,129   $    79,906,236
         Shareholders' equity                    $  361,845,841       $   280,299,329   $   213,129,204   $   156,763,419
         Shareholders' equity per share          $         5.43       $          4.20   $          3.20   $          2.38
         Stock price (end of year)               $        26.50       $         14.50   $         15.45   $          5.11
         Return on beginning shareholders'
               equity                                      36.5%                 35.4%             38.3%             17.3%

AIRLINE STATISTICAL DATA:
         Passengers carried                           5,469,436             4,708,498         4,102,690         3,399,948
         Revenue passenger miles (000)                1,823,664             1,551,093         1,281,308         1,015,177
         Available seat miles (000)                   3,002,378             2,774,926         2,366,269         2,041,887
         Passenger load factor                             60.7%                 55.9%             54.1%             49.7%
         Breakeven load factor                             46.3%                 44.9%             42.9%             42.9%
         Yield per revenue passenger mile                  34.0 cents            34.7 cents        34.7 cents        34.0 cents
         Cost per available seat mile                      15.7 cents            15.5 cents        15.0 cents        14.8 cents
         Equivalent full-time employees
               (end of year)                              3,217                 2,897             2,523             2,447
         Number of aircraft (end of year)                    93                    94                89                84


All weighted average share and per share information has been adjusted retroactively for three-for-two stock splits effective November 1997, May 1996, August 1995, April 1993 and February 1992.








10  1998 Comair Holdings, Inc. Annual Report

CONSOLIDATED TEN YEAR SUMMARY

      Comair Holdings, Inc. and Subsidiaries for the Years Ended March 31,



---------------------------------------------------------------------------------------------------------------------------
      1994                1993                  1992                  1991                  1990                  1989
---------------------------------------------------------------------------------------------------------------------------
$   296,635,551      $   248,281,681       $   217,203,892      $    201,551,437      $   157,666,352       $   118,307,669
$    47,300,280      $    32,254,010       $    21,152,042      $     21,731,650      $    20,157,621       $    10,774,705
$    49,210,415      $    32,060,079       $    20,652,322      $     21,774,097      $    21,629,471       $    11,515,849
$    28,528,415      $    19,268,079       $    12,412,322      $     13,076,097      $    13,014,471       $     7,030,849
$           .39      $           .31       $           .20      $            .21      $           .21       $           .11

     72,440,576           63,014,601            61,692,780            61,655,337           61,801,023            64,635,861
$           .39      $           .30       $           .20      $            .21      $           .21       $           .11
     73,052,918           63,427,874            62,039,910            62,296,482           62,356,213            64,894,297

$          .071      $          .056       $          .054      $           .053      $          .045       $          .041


$    77,146,245      $    74,344,774       $    14,667,083      $     20,535,063      $    19,785,209       $    24,330,841
$   284,559,219      $   260,088,150       $   180,601,757      $    166,771,951      $   128,241,223       $    84,163,598

$    27,115,862      $    34,619,680       $    41,597,285      $     48,674,999      $    33,005,786       $    14,231,755
$   169,277,604      $   145,028,367       $    79,478,537      $     69,419,703      $    60,015,389       $    50,012,291
$          2.33      $          2.00       $          1.28      $           1.13      $           .97       $           .81
$          6.37      $          7.46       $          3.71      $           2.53      $          1.99       $          1.37

           19.7%                24.2%                 17.9%                 21.8%                26.0%                 13.8%


      2,735,468            2,394,871             2,055,077             1,904,221            1,601,690             1,250,162
        696,443              545,459               446,712               393,868              305,647               232,096
      1,477,198            1,182,124             1,031,408               927,240              683,934               548,152
           47.1%                46.1%                 43.3%                 42.5%                44.7%                 42.3%
           39.1%                39.7%                 38.8%                 37.8%                38.6%                 38.3%
           40.6 cents           42.9 cents            45.3 cents            47.6 cents           49.2 cents            49.1 cents
           16.1 cents           17.3 cents            17.7 cents            18.1 cents           19.2 cents            19.1 cents

          2,145                1,936                 1,936                 1,841                1,622                 1,354
             79                   68                    71                    69                   63                    54



                                    1998 Comair Holdings, Inc. Annual Report  11

SELECTED QUARTERLY FINANCIAL DATA

                     Comair Holdings, Inc. and Subsidiaries

                                              FIRST            SECOND            THIRD            FOURTH            YEAR
                                         -------------------------------------------------------------------------------------
FISCAL 1998
         Operating revenues              $  159,041,742    $   162,870,471   $  163,157,595   $   166,092,413  $   651,162,221
         Operating income                $   40,107,876    $    39,217,154   $   37,922,483   $    44,350,446  $   161,597,959
         Pretax income                   $   40,632,010    $    39,593,274   $   39,163,396   $    45,466,530  $   164,855,210
         Net income                      $   25,207,010    $    24,542,274   $   24,276,396   $    28,187,530  $   102,213,210
         Net income per share -
             basic                       $          .38    $           .37   $          .36   $           .42  $          1.53
         Weighted average shares
             outstanding - basic             66,798,339         66,809,227       67,058,025        66,883,485       66,887,386
         Net income per share -
             diluted                     $          .37    $           .36   $          .36   $           .42  $          1.51
         Weighted average shares
             outstanding - diluted           67,514,232         67,481,241       67,799,598        67,690,606       67,749,164
         Dividends paid per share        $         .040    $          .040   $         .040   $          .040  $          .160
         Stock price data
             High                        $        18.50    $         19.58   $        26.13   $         30.38  $         30.38
             Low                         $        13.21    $         16.50   $        17.92   $         22.50  $         13.21



FISCAL 1997
         Operating revenues              $   139,025,159   $   137,524,194   $  138,272,352   $   148,993,338  $   563,815,043
         Operating income                $    34,524,116   $    28,847,706   $   24,092,295   $    28,653,283  $   116,117,400
         Pretax income                   $    35,552,363   $    29,782,420   $   24,942,544   $    29,883,266  $   120,160,593
         Net income                      $    22,042,363   $    18,487,420   $   15,464,544   $    19,430,266  $    75,424,593
         Net income per share - basic    $           .33   $           .28   $          .23   $           .29  $          1.13
         Weighted average shares
             outstanding - basic              66,660,681        66,670,430       66,706,975        66,792,224       66,707,241
         Net income per share -
             diluted                     $           .33   $           .27   $          .23   $           .29  $          1.12
         Weighted average shares
             outstanding - diluted            67,360,701        67,258,893       67,272,319        67,292,175       67,280,522
         Dividends paid per share        $          .031   $          .031   $         .040   $          .040  $          .143
         Stock price data
             High                        $         20.42   $         18.17   $        17.42   $         17.25  $         20.42
             Low                         $         13.92   $         13.33   $        12.09   $         12.67  $         12.09


All weighted average share and per share information has been adjusted retroactively for three-for-two stock splits effective November 1997 and May 1996.



12  1998 Comair Holdings, Inc. Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


                     Comair Holdings, Inc. and Subsidiaries


RESULTS OF OPERATIONS

         COMAIR, INC. (COMAIR) is the principal subsidiary of Comair Holdings, Inc. (with its subsidiaries, the Company), accounting for 96% of operating revenues and expenses in fiscal 1998. Although the following discussion and analysis entails various aspects of the Company's financial performance, many of the factors that affect year to year comparisons relate solely to COMAIR.
         Inflation and changing prices have not had a material effect on COMAIR's operations because revenues and expenses generally reflect current price levels. COMAIR's market area, strong financial position and focus on continuously improving operating performance have helped lessen the effect on the Company of price competition and resulting low fares when compared to others in the airline industry. However, changes in the pricing strategies and increased competition from other airlines could impact COMAIR's ability to recoup future cost increases through higher fares.
         COMAIR operates as a "Delta Connection" carrier under a ten-year marketing agreement with Delta Air Lines, Inc. (Delta) dated and effective in October of 1989. The agreement may be terminated by either party on not less than one hundred eighty (180) days' advance written notice. Delta owns approximately 21% of the Company's outstanding common stock, leases reservation equipment and terminal facilities to COMAIR, and provides certain handling services. Approximately 45% of COMAIR's passengers in fiscal 1998 connected to Delta. The Company has historically benefited from its relationship with Delta. However, the Company's results of operations and financial condition could be adversely impacted by Delta's decisions regarding routes and other operational matters, as well as, any material interruption or modifications in this arrangement.

FISCAL 1998 COMPARED WITH FISCAL 1997

         Fiscal 1998 was highlighted with the Company reporting record operating revenues, operating income, net income and passenger enplanements. Operating revenues for the year increased to $651 million, up 15% from $564 million in fiscal 1997. Operating income for the year rose 39% to $161.6 million from $116.1 million. Net income increased 36% to $102.2 from $75.4 million and net income per diluted share increased to $1.51 from $1.12.
         The increase in earnings is largely the result of increased passenger enplanements which has translated into higher load factors. Passenger enplanements grew 16% over last year's levels while load factors exceeded last year by approximately five percentage points. This growth in traffic clearly indicates our continuing success to attract passengers to our system, of which the Cincinnati hub represents approximately 80% of our operations. The combination of Cincinnati's location in the middle of the population, our world class facilities and the passenger appeal of the Canadair Jets have made Cincinnati one of the nation's preeminent connecting hubs. In early 1998, the Greater Cincinnati/Northern Kentucky International Airport was voted the easiest connecting airport in the United States, by the International Air Transport Association.
         Revenue passenger miles (RPMs) grew 18%. Capacity, available seat miles
(ASMs) grew 8% as we continue to replace turboprop aircraft with new 50-passenger Canadair Jet aircraft. Currently, more than 80% of our system-wide seat capacity is operated by the Canadair Jet equipment.


                                     1998 Comair Holdings, Inc. Annual Report 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


                     Comair Holdings, Inc. and Subsidiaries

         Yield per revenue passenger mile decreased 2% year over year. Passenger yields vary based on certain factors including the expiration and reinstatement of the federal taxes on airline tickets, fare discounting and changes in competition.
         The following tables show the major expense categories for COMAIR for the year ended March 31, 1998, 1997 and 1996:

TOTAL EXPENSES                                          1998               1997                1996
                                                  -------------------------------------------------------
         Salaries and related costs               $   113,311,389     $    99,879,467     $    85,333,979
         Aircraft fuel                                 53,784,926          55,466,125          38,703,967
         Maintenance materials and repairs             54,121,549          44,242,523          40,895,807
         Aircraft rent                                 72,421,142          70,753,755          57,805,169
         Other rent and landing fees                   21,103,005          18,828,801          15,932,585
         Passenger commissions                         46,710,049          44,855,202          38,329,529
         Other operating expenses                      82,606,725          74,960,417          59,454,915
         Depreciation and amortization                 26,322,529          21,747,953          19,072,163
                                                  -------------------------------------------------------
                                                  $   470,381,314     $   430,734,243     $   355,528,114
                                                  =======================================================

COST PER ASM                                            1998               1997                1996
                                                  -------------------------------------------------------
         Salaries and related costs                    3.8 cents          3.6 cents            3.6 cents
         Aircraft fuel                                 1.8                2.0                  1.6
         Maintenance materials and repairs             1.8                1.6                  1.8
         Aircraft rent                                 2.4                2.5                  2.4
         Other rent and landing fees                   0.7                0.7                  0.7
         Passenger commissions                         1.5                1.6                  1.6
         Other operating expenses                      2.8                2.7                  2.5
         Depreciation and amortization                 0.9                0.8                  0.8
                                                  -------------------------------------------------------
                                                      15.7 cents         15.5 cents           15.0 cents
                                                  =======================================================

         Salaries and related costs have risen from last year as a result of the additional personnel hired to enhance operating effectiveness and service the growing passenger traffic. The average number of employees increased 5% over fiscal 1997 levels. Expenses related to the incentive compensation plans were also higher due to increased pretax earnings.
         Aircraft fuel expense decreased in total and on a unit cost basis. Aircraft fuel price per gallon, including taxes and into-plane fees, decreased 14% to 68.4 cents from 79.5 cents, but was partially offset by a 13% increase in consumption.
         Maintenance materials and repair costs increased in total and on a unit cost basis. The increase in maintenance materials and repair costs is due to higher maintenance costs related to the phasing out of our turboprop aircraft on an accelerated basis.
         Aircraft rent expense increased in total as a result of the delivery of new Canadair Jets throughout fiscal 1998, offset by retirements of certain turboprop aircraft.




14 1998 Comair Holdings, Inc. Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


                     Comair Holdings, Inc. and Subsidiaries

         Other rent and landing fees increased during fiscal 1998 due to higher facilities rental and landing fees resulting from the addition of the larger Canadair Jets.
         Travel agency and credit card commissions have increased as a result of a 15% increase in passenger revenues. This increase was offset in part by a change in COMAIR's commission structure beginning in September 1997, which reduced commissions from 10% to 8% on tickets purchased in the U.S. and Canada. Although unit revenues (revenue per ASM) were higher in fiscal 1998, cost per ASM decreased as a result of the new commission structure which lowered the weighted average commission rates. Commissions as a percentage of passenger revenues were 7.5% in fiscal 1998 compared to 8.3% in fiscal 1997.
         Other operating expenses (the principle components of which include passenger reservation fees, aircraft and passenger handling, crew training, crew accomodations and per diem expense, property taxes, advertising expenses and insurance expense) increased in total and on a unit cost basis. The increase was due primarily to higher passenger reservation fees associated with the 16% growth in passenger enplanements.
         Depreciation and amortization increased in total and on a unit cost basis. The increase is due to the purchase of six Canadair Jets since October 1996 along with additional support equipment related to the Canadair Jet fleet.
         Investment income for fiscal 1998 increased over the prior year due to higher average cash balances available for investment and slightly higher rates of returns.
         The Company's effective tax rate, which includes federal, state and local taxes, approximated the statutory rates in fiscal 1998 and 1997.
         In July 1997, the Financial Accounting Standards Board issued
Statement No. 130 (SFAS No. 130), "Reporting Comprehensive Income", which requires that comprehensive income and the associated income tax expense or benefit be reported in a financial statement with the same prominence as other financial statements with an aggregate amount of comprehensive income reported in that same financial statement. SFAS No. 130 permits a statement of financial position, a statement of changes in shareholders' equity, or notes to the financial statements to be used to meet this requirement. "Other Comprehensive Income" refers to revenues, expenses, gains and losses that under GAAP are included in comprehensive income but bypass net income. The Company will adopt SFAS No. 130 in the first quarter of fiscal 1999. The adoption of SFAS No. 130 will have no impact on the Company's results of operations.
         In July 1997, the Financial Accounting Standards Board issued
Statement No. 131 (SFAS No. 131), "Disclosures About Segments of an Enterprise and Related Information" which requires disclosures for each segment in which the chief operating decision maker organizes these segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any manner in which management disaggregates a company. The Company will adopt SFAS No. 131 in fiscal 1999. Because this statement only impacts how financial information is disclosed in interim and annual reports, the adoption will have no impact on the Company's financial condition or results of operations.
         Recently, the American Institute Of Certified Public Accountants issued a proposed statement of position on accounting for start-up costs, including preoperating costs related to the introduction of new fleet types by airlines. The proposed accounting guidelines would require companies to expense start-up costs as incurred. The Financial Accounting Standards Board recently approved the proposed guidelines, and they will take effect for fiscal years beginning after December 15, 1998. The Company has deferred certain start-up costs related to the introduction of the Canadair Jet fleet and is amortizing such costs to expense over five years. The Company will be required to expense any unamortized amounts remaining as of April 1, 1999. The Company's previously deferred start-up costs will be fully amortized by March 31, 1999.



                                     1998 Comair Holdings, Inc. Annual Report 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


                     Comair Holdings, Inc. and Subsidiaries

FISCAL 1997 COMPARED WITH FISCAL 1996

         In fiscal 1997, the Company reported record operating revenues, operating income, net income and passenger enplanements. Operating revenues for the year increased to $564 million, up 22% from $463 million in fiscal 1996.
         Operating income for the year rose 22% to $116.1 million from $94.8 million. Net income increased 26% to $75.4 million from $60.0 million and net income per share increased to $1.13 from $.91. The increase in earnings was largely the result of a 15% increase in passenger enplanements. Passenger enplanement increases were primarily due to the overall passenger appeal of the Canadair Jet, Delta and COMAIR building up the Cincinnati hub through additional flights and facilities, and Delta's increased promotion of the Cincinnati hub as an easy, less congested alternative to the other major hubs in the region.
         In fiscal 1997, revenue passenger miles increased 21%. Capacity, available seat miles, grew 17% with the acquisition of eighteen 50-passenger Canadair Jet aircraft. During fiscal 1997, nine 33-passenger SAAB and three 19-passenger Metro aircraft were retired from service. COMAIR has completely transitioned out of the 19-passenger Metro aircraft and retired the remaining 33-passenger SAAB aircraft in June of 1997.
         Yield per revenue passenger mile remained the same year over year, while cost per ASM increased to 15.5 cents per ASM from 15.0 cents per ASM in fiscal 1996. The higher unit cost was primarily the result of a 16% increase in fuel prices, and an increase in transition costs associated with phasing out our turboprop aircraft on an accelerated schedule. Flight schedules were also reduced to enable COMAIR to prepare these aircraft for sale or their return to lessors. This lower asset utilization reduced the growth in capacity.
         Salaries and related costs rose from last year as a result of the additional pilots, mechanics and customer service agents due to the increase in Canadair Jet service. The average number of employees in these areas increased 6% over fiscal 1996 levels. Expenses related to the incentive compensation plans were also higher due to the increased pretax earnings.
         Aircraft fuel price per gallon increased 16% over fiscal 1996. This increase was due primarily to higher crude oil prices and a full year effect of the 4.3 cent fuel tax that was imposed on domestic commercial transportation in October 1995. Fuel consumption increased 23% as COMAIR added eighteen new Canadair Jet aircraft during fiscal 1997.
         Maintenance materials and repair costs increased in total, but decreased on a unit cost basis. The decrease in cost per ASM is related to lower initial maintenance costs associated with the new jet aircraft.
         Aircraft rent expense increased on a total and unit cost basis. During fiscal 1997, COMAIR accepted delivery of eighteen Canadair Jets, thirteen of which were financed with operating leases. The higher cost per ASM is associated with phasing out our turboprop aircraft on an accelerated schedule. In order to prepare these aircraft for sale or their return to lessors, flight schedules were reduced, lowering utilization.
         Other rent and landing fees increased on a total basis as a result of the addition of the larger Canadair Jets. These costs remained the same on a unit cost basis due to the additional capacity generated by the jet equipment.
         Travel agency and credit card commissions increased as a result of a 21% increase in passenger revenues. Although unit revenues (revenue per available seat miles) were higher in fiscal 1997, cost per ASM was lower due to lower weighted average commission rates. Commissions as a percentage of passenger revenues were 8.3% in fiscal 1997 and 8.6% in fiscal 1996.


16 1998 COMAIR HOLDINGS, INC. ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


                     Comair Holdings, Inc. and Subsidiaries

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

LIQUIDITY AND CAPITAL RESOURCES

         The Company generated cash from operating activities of $156.6 million in fiscal 1998, $122.5 million in fiscal 1997 and $119.6 million in fiscal 1996. Total working capital increased to $188.5 million at March 31, 1998, from $119.7 million at March 31, 1997, while the current ratio increased to 2.57 at March 31, 1998 from 1.99 at March 31, 1997. During fiscal 1998, the Company repaid long-term obligations of $12.9 million and paid cash dividends of $10.7 million. The Company's long-term debt to equity position was 24% debt, 76% equity at March 31, 1998, as opposed to 31% debt, 69% equity at March 31, 1997.

         The Company had property and equipment additions of $49.9 million, $146.6 million and $37.9 million in fiscal 1998, 1997 and 1996, respectively. Major capital expenditures during fiscal 1998 included major engine inspections, spare parts and support equipment. In addition, COMAIR invested $30 million in a short-term interest bearing investment with an aircraft manufacturer. This investment, with associated accrued interest, can be called and returned to COMAIR within thirty (30) days of written notice by COMAIR or immediately if the manufacturer's credit rating falls below certain thresholds.




                                     1998 Comair Holdings, Inc. Annual Report 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


                     Comair Holdings, Inc. and Subsidiaries

         In fiscal 1995, the Board of Directors authorized the Company to repurchase up to 13.8 million shares of common stock from time to time as market conditions dictate. During fiscal 1998, the Company repurchased 545,000 shares of common stock for an approximate cost of $14.7 million. As of March 31, 1998, the Company had purchased 7.3 million shares of this authorization at a cost of approximately $51.9 million.
         COMAIR took delivery of eleven new generation, 50-passenger Canadair Jet aircraft throughout fiscal 1998 bringing the total Canadair Jet fleet to 59. For 20 of these aircraft, the lease financing includes the right to return the aircraft after seven years with no cost to COMAIR other than normal and customary return provisions related to the condition of the aircraft. Ten aircraft were financed with debt and one was acquired with working capital, The other 28 aircraft were financed through operating leases with terms of up 16.5 years.
         As of March 31, 1998, COMAIR had scheduled delivery positions for 21 Canadair Jets to be delivered through fiscal 2000. The aggregate cost of these aircraft, including support equipment and estimated escalation, will approximate $380 million. COMAIR also has options for 45 additional aircraft, valued at approximately $875 million, including support equipment and estimated escalation, These aircraft could be available in fiscal 2000 through 2002. Some of these options can, at an additional cost, be converted to Canadair's 70-passenger jet aircraft.
         COMAIR expects to finance the aircraft described above through a combination of working capital and lease, equity and debt financing, utilizing manufacturers' assistance and government guarantees to the extent available. COMAIR believes that financing will be available at acceptable rates. If COMAIR is unable to obtain acceptable financing terms, it could be required to modify its expansion plans.
         The Company has a $5 million bank line of credit at prime. The line of credit has not been used since 1985.
         Approximately 31% of the Company's workforce are members of the unions representing the pilots and mechanics. Collective bargaining agreements for these unions become amendable in 1998 and 1999, respectively. The Railways Labor Act, which governs labor relations for these unions, contains provisions that must be exhausted before work stoppages can occur once a collective bargaining agreement becomes amendable.
         The Company has implemented a Year 2000 compliance program designed to ensure that its computer systems and applications will properly manage dates beyond 1999. The Company believes that it will be able to allocate adequate resources for this purpose and expects its year 2000 date conversion program to be completed on a timely basis. However, the Company can not give any assurances that the systems of other parties, upon which the Company must rely, will be Year 2000 compliant on a timely basis. Examples of systems operated by others that the Company may use or rely upon are: Federal Aviation Administration Air Traffic Control, Computer Reservation Systems for travel agents and Delta, airport authorities, and suppliers. The Company's business, financial condition, or results of operations could be materially adversely affected by the failure of its systems and applications or those operated by other parties to properly operate or manage dates beyond 1999. The Company believes the costs of modifying non-compliant systems and applications could be approximately $1 million to $3 million. The costs and the date on which the Company plans to complete the Year 2000 compliance program are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from these estimates.



18 1998 Comair Holdings, Inc. Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


                     Comair Holdings, Inc. and Subsidiaries


         On January 9, 1997, Flight 3272 crashed near Detroit, Michigan. There were no survivors among the 29 passengers and crew members aboard the turboprop aircraft. The Company is cooperating fully with the National Transportation Safety Board and all other federal, state and local regulatory and investigatory agencies in connection with the crash. In May 1997, the NTSB released the factual data obtained to date related to Flight 3272. The findings to date are inconclusive. Numerous lawsuits have been filed against the Company seeking damages attributable to the deaths of those on Flight 3272, and additional lawsuits are expected. The Company maintains substantial insurance coverage for such claims and, at this time, believes that the claims, expenses and litigation related to this accident will not have a material adverse effect on the Company's financial condition, results of operations or cash flows .
         On August 30, 1996 COMAIR filed suit challenging a decision of the National Mediation Board. This matter involves the demand of the International Brotherhood of Teamsters to represent COMAIR flight attendants and a finding by the National Mediation Board that a majority of the employees of the flight attendant craft had not cast ballots in favor of representation. Subsequently, the National Mediation Board reopened the case, counted additional ballots and changed its ruling by certifying the International Brotherhood of Teamsters as a collective bargaining representative for the flight attendants of COMAIR. The outcome of the litigation will determine whether the flight attendants of COMAIR are represented by the International Brotherhood of Teamsters unless a new election is ordered.
         There are no other material legal proceedings pending adverse to the Company, any of its subsidiaries or their property, except proceedings arising in the ordinary course of business. The Company believes that all such proceedings are either adequately insured or will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.
         Several of the statements contained in this report are "forward-looking statements" as that term is defined in federal securities laws. These statements are based upon information available to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. These statements deal with our expectations about the future and are subject to a number of factors that could cause actual results to differ materially from our expectations. Factors that could cause actual results to vary are described in detail in our reports to the Securities and Exchange Commission including Exhibit 99 to our form 10-K for the period ending March 31, 1998 and are also discussed in the second and third paragraphs under "Results of Operations" and in the discussion of the Year 2000 matter above.


                                     1998 Comair Holdings, Inc. Annual Report 19

CONSOLIDATED BALANCE SHEETS

       Comair Holdings, Inc. and Subsidiaries as of March 31, 1998 and 1997

--------------------------------------------------------------------------------------------------------------------
 ASSETS                                                                      1998                        1997
--------------------------------------------------------------------------------------------------------------------
            CURRENT ASSETS
                  Cash and cash equivalents - Note 1                    $   156,214,247              $   122,604,792
                  Marketable securities - Notes 1 & 9                        61,423,198                   54,111,024
                  Interest bearing investment - Note 1                       30,000,000                           --
                                                                        --------------------------------------------
                                                                        $   247,637,445              $   176,715,816
                  Accounts receivable - Notes 1 & 7                          12,624,127                   20,289,523
                  Inventory of expendable parts - Note 1                     19,478,981                   18,229,847
                  Future tax benefits - Note 4                               13,436,538                   11,056,864
                  Prepaid expenses                                           15,132,842                   14,458,955
            --------------------------------------------------------------------------------------------------------
                        Total current assets                            $   308,309,933              $   240,751,005
                                                                        --------------------------------------------

            PROPERTY AND EQUIPMENT, AT
                  COST - NOTE 2:
                  Flight equipment                                      $   403,487,347              $   394,323,083
                  Maintenance, operations and
                        office facilities                                    10,292,723                   10,292,723
                  Other property and equipment                               47,777,606                   42,490,273
                                                                        --------------------------------------------
                                                                        $   461,557,676              $   447,106,079
                  Less accumulated depreciation
                        and amortization                                    117,685,617                  116,100,656
                  Less reserve for engine overhauls
                        and purchase incentives                              16,582,458                   12,633,839
                                                                        --------------------------------------------
                                                                        $   327,289,601              $   318,371,584
                  Construction in progress                                      147,776                       14,580
                  Advance payments and deposits
                        for aircraft                                         24,187,396                   21,086,563
            --------------------------------------------------------------------------------------------------------
                                                                        $   351,624,773              $   339,472,727
                                                                        --------------------------------------------

            OTHER ASSETS AND DEFERRED
                  COSTS - NOTE 1                                        $     9,802,095              $     8,362,213
                                                                        --------------------------------------------

                                                                        $   669,736,801              $   588,585,945
                                                                        ============================================


  The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.





20  1998 Comair Holdings, Inc. Annual Report

CONSOLIDATED BALANCE SHEETS

       Comair Holdings, Inc. and Subsidiaries as of March 31, 1998 and 1997


-----------------------------------------------------------------------------------------------------------------------------
          LIABILITIES &SHAREHOLDERS' EQUITY                                           1998                        1997
-----------------------------------------------------------------------------------------------------------------------------
                     CURRENT LIABILITIES:
                           Current installments of long-term
                                 obligations - Note 2                            $    13,435,345              $  12,909,768
                           Accounts payable - Note 7                                  39,158,243                 47,933,952
                           Interline payable and deferred revenue                      6,322,647                  5,579,663
                           Accrued lease expense                                      22,732,440                 22,015,215
                           Accrued wages                                               6,953,710                  6,427,279
                           Accrued expenses                                           15,604,000                 13,785,587
                           Accrued taxes                                              15,645,510                 12,412,131
                     ------------------------------------------------------------------------------------------------------
                                 Total current liabilities                       $   119,851,895              $ 121,063,595
                                                                                 ------------------------------------------

                     LONG-TERM OBLIGATIONS - NOTE 2                              $   114,312,516              $ 127,747,861
                                                                                 ------------------------------------------

                     DEFERRED INCOME TAXES - NOTE 4                              $    63,598,648              $  52,389,105
                                                                                 ------------------------------------------

                     OTHER LIABILITIES AND DEFERRED
                           CREDITS - NOTE 1                                      $    10,127,901              $   7,086,055
                                                                                 ------------------------------------------

                     COMMITMENTS AND CONTINGENCIES -
                           NOTES 3 AND 5

                     SHAREHOLDERS' EQUITY - NOTE 6:
                           Common stock, no par value, 100,000,000
                                 shares authorized, 66,658,127 and
                                 66,798,634 issued and outstanding,
                                 respectively                                    $    42,072,045              $  52,302,390
                           Preferred stock, no par value, 1,000,000
                                 shares authorized, none issued or
                                 outstanding                                                  --                         --
                           Net unrealized gain/(loss) on marketable
                                 securities available-for-sale                           263,576                    (25,543)
                           Retained earnings                                         319,510,220                228,022,482
                     ------------------------------------------------------------------------------------------------------
                                 Total shareholders' equity                      $   361,845,841              $ 280,299,329
                                                                                 ------------------------------------------

                                                                                 $   669,736,801              $ 588,585,945
                                                                                 ==========================================





The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                                    1998 Comair Holdings, Inc. Annual Report  21

CONSOLIDATED STATEMENTS OF INCOME

Comair Holdings, Inc. and Subsidiaries for the Years Ended March 31, 1998, 1997 and 1996





                    --------------------------------------------------------------------------------------------------------
                                                                              1998               1997              1996
                    --------------------------------------------------------------------------------------------------------
                    OPERATING REVENUES:
                        Passenger                                        $   620,769,318   $    537,872,614   $  444,121,247
                        Cargo and other                                        4,643,111          4,644,159        4,751,011
                        Non-airline operation                                 25,749,792         21,298,270       14,425,885
                    --------------------------------------------------------------------------------------------------------
                        Total operating revenues                         $   651,162,221   $    563,815,043   $  463,298,143
                                                                         ---------------------------------------------------

                    OPERATING EXPENSES - NOTE 7:
                        Salaries and related costs                       $   113,311,389   $     99,879,467   $   85,333,979
                        Aircraft fuel                                         53,784,926         55,466,125       38,703,967
                        Maintenance materials and repairs                     54,121,549         44,242,523       40,895,807
                        Aircraft rent                                         72,421,142         70,753,755       57,805,169
                        Other rent and landing fees                           21,103,005         18,828,801       15,932,585
                        Passenger commissions                                 46,710,049         44,855,202       38,329,529
                        Other operating expenses                              82,805,989         75,227,082       59,541,534
                        Depreciation and amortization                         29,778,467         24,908,928       21,008,438
                        Non-airline direct costs                              15,527,746         13,535,760       10,920,355
                    --------------------------------------------------------------------------------------------------------
                        Total operating expenses                         $   489,564,262   $    447,697,643   $  368,471,363
                                                                         ---------------------------------------------------

                        Operating income                                 $   161,597,959    $   116,117,400   $   94,826,780
                                                                         ---------------------------------------------------

                    NONOPERATING INCOME
                        (EXPENSE) - NOTE 1:
                        Investment income                                $    11,103,826    $     8,897,144   $    6,691,296
                        Interest expense                                      (7,846,575)        (4,853,951)      (4,746,603)
                    --------------------------------------------------------------------------------------------------------
                        Total nonoperating income, net                   $     3,257,251    $     4,043,193   $    1,944,693
                                                                         ---------------------------------------------------

                        Income before income taxes                       $   164,855,210    $   120,160,593   $   96,771,473

                    INCOME TAXES - NOTE 4:                                    62,642,000         44,736,00        36,763,000
                                                                         ---------------------------------------------------
                                 Net income $                                102,213,210    $    75,424,593   $   60,008,473
                                                                         ===================================================
                    Weighted average number of
                        shares outstanding - basic                            66,887,386         66,707,241       66,407,163
                                                                         ===================================================
                    NET INCOME PER SHARE - BASIC -
                        NOTES 1 & 8                                      $          1.53    $          1.13   $          .90
                                                                         ===================================================
                    Weighted average number of
                        shares outstanding - diluted                          67,749,164         67,280,522       66,843,232
                                                                         ===================================================
                    NET INCOME PER SHARE - DILUTED -
                        NOTES 1 & 8                                      $          1.51    $          1.12   $          .90
                                                                         ===================================================
                    Dividends paid per share                             $          .160    $          .143   $         .110
                                                                         ===================================================

    The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.


22  1998 Comair Holdings, Inc. Annual Report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Comair Holdings, Inc. and Subsidiaries for the Years Ended March 31, 1998, 1997 and 1996


                                              NUMBER OF         COMMON                        RETAINED
                                               SHARES            STOCK           OTHER        EARNINGS             TOTAL
----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1995                         19,538,738  $   47,166,553   $   173,388   $   109,423,478   $   156,763,419
      Repurchase of common shares                  (18,550)       (383,063)           --                --          (383,063)
      Exercise of stock options                    272,609       4,311,263            --                --         4,311,263
      3-for-2 stock split                        9,833,105              --            --           (16,012)          (16,012)
      3-for-2 stock split                       14,812,302              --            --           (15,095)          (15,095)
      Net unrealized loss on
            marketable securities
            available-for-sale                          --              --      (255,807)               --          (255,807)
      Dividends (.110 cents per share)                  --              --            --        (7,283,974)       (7,283,974)
      Net income                                        --              --            --        60,008,473        60,008,473
      ----------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1996                         44,438,204  $   51,094,753   $   (82,419)  $   162,116,870   $   213,129,204
      Exercise of stock options                     94,611       1,207,637                                         1,207,637
      Net unrealized gain on
            marketable securities
            available-for-sale                          --              --        56,876                --            56,876
      Dividends (.143 cents per share)                  --              --            --        (9,518,981)       (9,518,981)
      Net income                                        --              --            --        75,424,593        75,424,593
      ----------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1997                         44,532,815  $   52,302,390   $   (25,543)  $   228,022,482   $   280,299,329
      Repurchase of common shares                 (525,000)    (14,684,692)           --                --       (14,684,692)
Exercise of stock options                          284,413       4,454,347            --                --         4,454,347
      3-for-2 stock split                       22,365,899              --            --           (14,523)          (14,523)
      Net unrealized gain on
            marketable securities
            available-for-sale                          --              --       289,119                --           289,119
      Dividends (.160 cents per share)                  --              --            --       (10,710,949)      (10,710,949)
      Net income                                        --              --            --       102,213,210       102,213,210
      ----------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1998                         66,658,127  $   42,072,045   $   263,576   $   319,510,220   $   361,845,841
============================================================================================================================

    The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.





                                    1998 Comair Holdings, Inc. Annual Report  23

CONSOLIDATED STATEMENTS OF CASH FLOWS

Comair Holdings, Inc. and Subsidiaries for the Years Ended March 31, 1998, 1997 and 1996


---------------------------------------------------------------------------------------------------------------------
                                                                             1998            1997            1996
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                         $102,213,210   $  75,424,593   $  60,008,473
      Adjustments to reconcile net income to net
            cash provided from operating activities:
      Depreciation and amortization                                        29,778,467      24,908,928      21,008,438
      Amortization and accrual of overhaul expenses                        13,562,528      13,010,867      12,684,510
      Deferred income taxes                                                 8,829,869      14,142,029       4,981,665
      Other, net                                                           (1,790,712)     (1,577,594)       (869,010)
      Changes in operating assets and liabilities:
      Decrease (increase) in accounts receivable                            7,665,396      (4,646,645)     (6,137,797)
      Decrease (increase) in inventory of
            expendable parts                                               (1,249,134)     (4,365,589)       (605,075)
      Decrease (increase) in other current assets                            (673,887)     (7,275,456)        521,090
      Increase (decrease) in accounts payable                              (8,775,709)      8,325,080      15,319,021
      Increase (decrease) in other current liabilities                      7,038,432       4,523,309      12,687,537
      ---------------------------------------------------------------------------------------------------------------
            Net cash flows from operating activities                     $156,598,460   $ 122,469,522   $ 119,598,852
                                                                         --------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Additions to property and equipment                                $(49,898,504)  $(146,595,228)  $ (37,854,056)
      Return of advance payments and deposits                               1,000,000              --              --
      Advance payments and deposits                                        (4,000,000)     (1,000,000)             --
      Interest bearing investment                                         (30,000,000)             --              --
      Proceeds from sale of marketable securities                          18,550,125       3,375,502       6,658,940
      Purchases and maturities of
            marketable securities, net                                    (25,573,180)    (17,569,303)     (9,326,175)
      Deferred costs                                                          (33,817)     (2,896,652)       (292,108)
      Other, net                                                              831,956         785,599       1,038,722
      ---------------------------------------------------------------------------------------------------------------
            Net cash flows from investing activities                     $(89,123,420)  $(163,900,082)  $ (39,774,677)
                                                                         --------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance of common stock                                           $  4,454,347   $   1,207,637   $   4,311,263
      Payments of cash dividends and
            repurchase of fractional shares                               (10,725,472)     (9,518,981)     (7,315,081)
      Repurchase of common stock                                          (14,684,692)             --        (383,063)
      Proceeds from long-term obligations                                          --      69,912,500              --
      Repayments of long-term obligations                                 (12,909,768)     (9,167,087)    (11,464,908)
      ---------------------------------------------------------------------------------------------------------------
            Net cash flows from financing activities                     $(33,865,585)  $  52,434,069   $ (14,851,789)
                                                                         --------------------------------------------

NET INCREASE IN CASH
      AND CASH EQUIVALENTS:                                              $ 33,609,455   $  11,003,509   $  64,972,386
      Cash and cash equivalents at beginning of period                    122,604,792     111,601,283      46,628,897
      ---------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of period                         $156,214,247   $ 122,604,792   $ 111,601,283
                                                                         ============================================

    The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.




24  1998 Comair Holdings, Inc. Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                     Comair Holdings, Inc. and Subsidiaries



NOTE        1       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                         The consolidated financial statements reflect the
                    application of accounting policies described in this note.
            A.      BASIS OF CONSOLIDATION AND BUSINESS
                         The consolidated financial statements include the
                    accounts of Comair Holdings, Inc. (the Company) and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. COMAIR, Inc., the Company's principal subsidiary, accounting for approximately 96 percent of its operating revenues and expenses, is a large regional airline serving airports in the Midwestern, Southeastern and Northeastern United States as well as Canada and the Bahamas. Revenues are derived primarily through the air transportation of passengers and cargo in scheduled airline service under a marketing agreement with Delta Air Lines, Inc. (See Note 7). Certain reclassifications have been made in prior years' consolidated financial statements to conform to the 1998 presentation.
            B.      USE OF ESTIMATES
                         The preparation of the financial statements in
                    conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
            C.      CASH AND CASH EQUIVALENTS
                         The Company considers all highly liquid investments
                    with an initial maturity of three months or less to be cash equivalents. This portfolio of investments has no significant concentrations of credit risk by activity or region.
            D.      MARKETABLE SECURITIES
                         The Company's investments in marketable securities
                    consist of United States Treasury and government agency securities, municipal bonds, mutual funds and common stock. These investments are classified as available-for-sale and reported at fair market value as of March 31, 1998 and 1997, with unrealized appreciation or depreciation, net of applicable taxes, reflected as a separate component of shareholders' equity.
            E.      INTEREST BEARING INVESTMENT
                         The interest bearing investment is with the Canadair
                    Jet aircraft manufacturer and can be called by COMAIR and returned to COMAIR within thirty (30) days written notice or immediately if the manufacturer's credit rating falls below certain thresholds.
            F.      INVENTORY OF EXPENDABLE PARTS
                         Expendable parts are stated at cost, on a first-in,
                    first-out basis, less an obsolescence reserve of $3,493,000 and $3,260,000 at March 31, 1998 and 1997, respectively. These parts are charged to maintenance expense as used.
            G.      DEPRECIATION AND AMORTIZATION
                         Depreciation of property and equipment costs less
                    estimated residual values and the amortization of related purchase incentives are computed on the straight-line method over the estimated useful lives of the related assets as follows:

                         Flight equipment, including rotable parts        5-16 years
                         Maintenance, operations and office facilities      30 years
                         Other property and equipment                     2-20 years


                                     1998 COMAIR HOLDINGS, INC. ANNUAL REPORT 25

                     Comair Holdings, Inc. and Subsidiaries

            H.      INTANGIBLE ASSETS
                         Costs incurred in connection with the introduction of
                    new aircraft types, primarily flight crew training costs, have been deferred and are being amortized over five years, beginning with the initial service dates. Financing costs associated with long-term obligations and lease financings are deferred and amortized over the term of the specific indebtedness or lease. The costs of developing new or extended routes and pre-operating costs, other than training incurred in connection with the introduction of new aircraft types, are charged to expense as incurred.
            I.      REVENUE RECOGNITION
                         Revenues are recognized when the respective services
                    are rendered. An allowance ($210,000 and $155,000 at March 31, 1998 and 1997, respectively) is maintained for doubtful accounts. For scheduled airline service, tickets which are sold but not used are recorded as deferred revenue. In addition, with respect to student flight training, payments made in advance of the training being provided are recorded as deferred revenue.
            J.      FREQUENT FLYER AWARDS
                         As a Delta Connection carrier, COMAIR participates in
                    Delta Air Lines' frequent flyer program. COMAIR does not defer any revenue or accrue for incremental costs for mileage accumulation relating to this program, as the impact would be immaterial.
            K.      MAINTENANCE
                         Maintenance and repairs are expensed when incurred
                    except for major inspections. The costs of major airframe inspections on all aircraft and major engine inspections on new aircraft are capitalized when incurred and amortized over the periods benefited. Additionally, for used aircraft, estimated major engine inspection costs are accrued whereby the company charges maintenance expense on the basis of hours and cycles flown.
            L.      DEFERRED GAINS ON SALE AND LEASEBACK TRANSACTIONS
                         Gains on the sale and leaseback of property and
                    equipment are deferred and amortized over the life of the leases as a reduction in lease expense. Such deferred gains are recorded in the other liabilities and deferred credits section of the consolidated balance sheets.
            M.      INTEREST EXPENSE
                         The Company capitalizes interest costs incurred on
                    long-term construction projects and advance payments on aircraft purchase contracts. Total interest costs incurred were $8,702,255, $6,192,000 and $5,703,000 in fiscal 1998,
                    1997 and 1996, respectively. Costs capitalized in fiscal 1998, 1997 and 1996 totaled $1,383,000, $1,245,000 and
                    $1,327,000, respectively.
                         The Company receives the benefit of interest rate
                    subsidies through the Brazilian Export Financing program which it uses to reduce payments under long-term obligations and operating leases for its Embraer Brasilia aircraft (see Notes 2 and 3). These subsidies are recorded ratably over the life (10-16 years) of the long-term obligation or operating lease. A portion of the interest rate subsidies has been guaranteed by third parties. However, the Company is exposed to credit risk in the event of default by the guarantor/obligator. Substantially all subsidies due to the Company through March 31, 1998 have been received.
            N.      ADVERTISING INSTRUMENTS
                         Costs related to advertising are expensed as incurred.
                    The Company's advertising expense was $2,100,000, $2,202,000 and $2,210,000 in fiscal 1998, 1997 and 1996 respectively.




26 1998 Comair Holdings, Inc. Annual Report

                     Comair Holdings, Inc. and Subsidiaries


            O.      FINANCIAL INSTRUMENTS
                         Financial instruments in the form of interest rate swap
                    agreements are occasionally utilized by COMAIR to hedge its exposure to interest rate fluctuations involved in aircraft financing. COMAIR does not hold or issue derivative financial instruments for trading purposes. Gains and losses on interest rate swap agreements are deferred and amortized as an adjustment to lease expense over the lease term. The fair value of interest rate swap agreements is not recognized on the consolidated financial statements since they are accounted for as hedges. As of March 31, 1998, COMAIR had no such agreements open or in place.
            P.      NET INCOME PER SHARE
                         Financial Accounting Standards Board Statement No. 128
                    (SFAS No. 128), "Earnings Per Share", which replaced the presentation of primary earnings per share with a presentation of basic earnings per share which excludes dilutive effects of options, warrants and convertible securities, if any, from the calculation. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of both the numerator and denominator of the basic earnings per share computation for the same components in the diluted earnings per share computation. The Company adopted SFAS No. 128 in the third quarter of fiscal 1998. All weighted average share and per share information has been adjusted retroactively for the impact of this statement as well as the three-for-two stock splits effective November 1997, May 1996 and August 1995. (See Note 8)
            Q.      RECENT PRONOUNCEMENTS
                         In July 1997, the Financial Accounting Standards Board
                    issued Statement No. 130 (SFAS No. 130), "Reporting Comprehensive Income", which requires that comprehensive income and the associated income tax expense or benefit be reported in a financial statement with the same prominence as other financial statements with an aggregate amount of comprehensive income reported in that same financial statement. SFAS No. 130 permits a statement of financial position, a statement of changes in shareholders' equity, or notes to the financial statements to be used to meet this requirement. "Other Comprehensive Income" refers to revenues, expenses, gains and losses that under GAAP are included in comprehensive income but bypass net income. The Company will adopt SFAS No. 130 in the first quarter of fiscal 1999. The adoption of SFAS No. 130 will have no impact on the Company's results of operations.
                         In July 1997, the Financial Accounting Standards Board
                    issued Statement No. 131 (SFAS No. 131), "Disclosures About Segments of an Enterprise and Related Information" which requires disclosures for each segment in which the chief operating decision maker organizes these segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any manner in which management disaggregates a company. The Company will adopt SFAS No. 131 in fiscal 1999. Because this statement only impacts how financial information is disclosed in interim and annual reports, the adoption will have no impact to the Company's financial condition or results of operations.
                         Recently, the American Institute Of Certified Public
                    Accountants issued a proposed statement of position on accounting for start-up costs, including preoperating costs related to the introduction of new fleet types by airlines. The proposed accounting guidelines would require companies to expense start-up costs as incurred. The Financial Accounting Standards Board recently approved the proposed guidelines, and they will take effect for fiscal years beginning after December 15, 1998. The Company has deferred certain start-up


                                    1998 Comair Holdings, Inc. Annual Report  27

                            Comair Holdings, Inc. and Subsidiaries

                    costs related to the introduction of the Canadair Jet fleet and is amortizing such costs to expense over five years. The Company will be required to expense any unamortized amounts remaining as of April 1, 1999. The Company's previously deferred start-up costs will be fully amortized by March 31, 1999.

NOTE        2       LONG-TERM OBLIGATIONS

                         The following is a summary of long-term obligations as
                    of March 31, 1998 and 1997:

                                                                                           ----------------------------------
                                                                                                 1998                1997
                                                                                           ----------------------------------
                    Secured obligations for the purchase of ten Canadair jets, due in semi-annual installments through 2006 with
                            variable interest rates based on six month LIBOR.
                            Rates at March 31, 1998 were 6.344% to 6.725%.                 $   117,529,451    $   125,862,946

                    Secured obligations for the purchase of eight Embraer
                            Brasilia aircraft and related equipment, due in
                            semi-annual installments through 2001, with interest
                            at 4.25% to 4.875%, net of the benefits of interest
                            rate subsidies through the Brazilian Export
                            Financing program.                                                  10,218,410         14,764,608

                    Other                                                                               --             30,075
                                                                                           ----------------------------------
                                                                                           $   127,747,861    $   140,657,629

                    Less--Current Installments                                                  13,435,345         12,909,768
                                                                                           ----------------------------------

                    Total                                                                  $   114,312,516    $   127,747,861
                                                                                           ==================================

                            Maturities of long-term obligations are as follows:
                            2000                                                                              $    13,743,598
                            2001                                                                              $    11,556,385
                            2002                                                                              $    10,838,531
                            2003                                                                              $    11,595,010
                            2004 and thereafter                                                               $    66,578,992

                         The net book value of assets pledged as security under
                    the above obligations totaled $196,382,000 as of March 31, 1998.
                         The Company receives interest rate subsidies through
                    the Brazilian Export Financing program on the obligations secured by Embraer Brasilia aircraft. Such subsidies are recorded as an offset to interest expense and effectively reduce the Company's interest cost on the obligations to the rates indicated above. During fiscal 1998, 1997 and 1996, the Company reduced its interest expense by $264,000, $376,000 and $531,000, respectively, as a result of these interest rate subsidies. The amount of net interest paid totaled $8,788,000, $4,852,000 and $5,901,000 in fiscal
                    1998, 1997 and 1996, respectively.
                         The Company has an unused bank line of credit for up to
                    $5,000,000 at prime.


28  1998 COMAIR HOLDINGS, INC. ANNUAL REPORT

                     Comair Holdings, Inc. and Subsidiaries




NOTE        3       LEASES

                             As of March 31, 1998, the Company operated 74
                    aircraft in airline operations which are accounted for under operating leases with remaining terms of up to 16.5 years. Most of these leases provide for renewal and/or fair market value-based purchase options as well as early termination of the leases under certain circumstances (primarily if the equipment is obsolete or in excess of the Company's needs). In some cases, in the event of an early termination, the Company would be required to pay to the lessor the greater of the proceeds from the sale of the aircraft or the termination value as stated in the lease.
                             The Company also leases several light training
                    aircraft and airport, maintenance and sales office facilities under operating lease agreements expiring at various dates through fiscal 2016.
                             The Company receives the benefit of interest rate
                    subsidies through the Brazilian Export Financing program on operating leases on 26 Embraer Brasilia aircraft. The Company utilizes these subsidies to substantially fix its net payments under these operating leases.
                             Total rental expense for fiscal 1998, 1997 and 1996
                    was $85,095,000, $84,022,000 and $69,620,000, respectively, net of the impact of the interest rate subsidies, which were $1,146,000, $1,375,000 and $1,480,000, respectively, for fiscal 1998, 1997 and 1996.
                             At March 31, 1998, the future net minimum rental
                    payments under noncancellable operating leases had a present value of approximately $546,661,000 and a gross amount payable (including principal and interest) of $882,918,000 payable $89,042,000 in 1999, $85,553,000 in 2000,
                    $76,810,000 in 2001, $70,520,000 in 2002, $63,869,000 in
                    2003, and $497,122,000 through 2016.

Note        4       INCOME TAXES

                             The Company accounts for income taxes under the
                    liability method pursuant to the Financial Accounting Standards Board Statement No.109 (SFAS No. 109) "Accounting for Income Taxes". Under the liability method deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates.

                        The following is a summary of the provision for income taxes:

YEARS ENDED MARCH 31,                        1998         1997         1996
--------------------------------------------------------------------------------
Current:
      Federal                            $47,791,000   $26,800,000   $27,713,000
      State                                6,400,000     3,530,000     3,650,000
                                         ---------------------------------------
            Total Current Provision      $54,191,000   $30,330,000   $31,363,000

Deferred:
      Federal                            $ 7,718,000   $12,791,000   $ 4,925,000
      State                                  733,000     1,615,000       475,000
                                         ---------------------------------------
            Total Provision              $62,642,000   $44,736,000   $36,763,000
                                         =======================================


                                    1998 COMAIR HOLDINGS, INC. ANNUAL REPORT  29

                     Comair Holdings, Inc. and Subsidiaries




Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of March 31, 1998 and 1997 are as follows:

YEARS ENDED MARCH 31,                                1998               1997
---------------------------------------------------------------------------------
Deferred tax liabilities:
      Accelerated depreciation                    $50,695,474         $40,420,735
      Amounts expended for major engine
            inspections, net                        8,198,686           9,176,881
      Other, net                                    4,704,488           2,791,489
                                                  -------------------------------
            Deferred tax liabilities              $63,598,648         $52,389,105
                                                  -------------------------------

Deferred tax assets:
      Expenses not currently deductible           $11,291,094         $ 9,079,063
      Deferred gains on sale/leaseback
            transactions                              643,432             712,896
      Other, net                                    1,502,012           1,264,905
                                                  -------------------------------
            Deferred tax assets                   $13,436,538         $11,056,864
                                                  -------------------------------
            Net deferred tax liabilities          $50,162,110         $41,332,241
                                                  ===============================


            No valuation allowance for deferred tax assets has been recorded.


         The following is a reconciliation between the statutory federal income tax rate and the effective rate:

YEARS ENDED MARCH 31,                             1998     1997     1996
------------------------------------------------------------------------
Statutory federal income tax rate                 35.0%    35.0%    35.0%
Increase in tax rate resulting from -
      State income taxes, net of federal
            income tax effect                      2.8      2.8      2.8
      Other, net                                   0.2     (0.6)      .2
                                                  ----------------------
Effective income tax rate                         38.0%    37.2%    38.0%
                                                  ======================

         The Company made cash income tax payments of $47,237,000 in fiscal 1998, $31,456,000 in fiscal 1997 and $28,160,000 in fiscal 1996.

30  1998 Comair Holdings, Inc. Annual Report

                     Comair Holdings, Inc. and Subsidiaries




NOTE        5       COMMITMENTS AND CONTINGENCIES
                             As of March 31, 1998, COMAIR had scheduled delivery
                    positions for 21 Canadair Jets to be delivered through fiscal 2000. The aggregate cost of these aircraft, including support equipment and estimated escalation, will be approximately $380 million. Advance payments, deposits, and capitalized interest of $24 million are included in the March 31, 1998 consolidated balance sheets.
                             COMAIR has options for 45 additional Canadair Jets.
                    The 45 additional aircraft, valued at approximately $875 million, including support equipment and estimated escalation, could be available for delivery in fiscal 2000 through fiscal 2002. Some of these options, at an additional cost, can be converted to Canadair's 70-seat jet aircraft.
                             COMAIR occasionally enters into interest rate swap
                    contracts to effectively hedge its exposure to interest rate fluctuations involved in aircraft financing. The swap contracts involve COMAIR exchanging floating rate for fixed payments over the life of the agreement without an exchange of the notional amount upon which the payments are based. As of March 31, 1998, COMAIR had no such agreements open or in place.
                             COMAIR expects to finance the aircraft described
                    above through a combination of working capital and lease, equity and debt financing, utilizing manufacturers' assistance and government guarantees to the extent possible. COMAIR believes that the financing will be available at acceptable rates. If COMAIR is unable to obtain acceptable financing terms, it could be required to modify its expansion plans.
                             On January 9, 1997, Flight 3272 crashed near
                    Detroit, Michigan. There were no survivors among the 29 passengers and crew members aboard the turboprop aircraft. The Company is cooperating fully with the National Transportation Safety Board (NTSB) and all other federal, state and local regulatory and investigatory agencies in connection with the crash. In May 1997, the NTSB released the factual data obtained to date related to Flight 3272. The findings to date are inconclusive. Several lawsuits have been filed against the Company seeking damages attributable to the deaths of those on Flight 3272 and additional lawsuits are expected. The Company maintains substantial insurance coverage for such claims and, at this time, believes that the claims, expenses and litigation related to this accident will not have a material adverse affect on the Company's financial condition, results of operations or cash flows.
                           On August 30, 1996 COMAIR filed suit challenging a
                    decision of the National Mediation Board. This matter involves the demand of the International Brotherhood of Teamsters to represent COMAIR flight attendants and a finding by the National Mediation Board that a majority of the employees of the flight attendant craft had not cast ballots in favor of representation. Subsequently, the National Mediation Board reopened the case, counted additional ballots and changed its ruling by certifying the International Brotherhood of Teamsters as a collective bargaining representative for the flight attendants of COMAIR. The outcome of the litigation will determine whether the flight attendants of COMAIR are represented by the International Brotherhood of Teamsters unless a new election is ordered.
                             There are no other material legal proceedings
                    pending involving the Company, any of its subsidiaries or their property, except proceedings arising in the ordinary course of business. The Company believes that all such proceedings are either adequately insured or will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.




                                    1998 Comair Holdings, Inc. Annual Report 31

                            Comair Holdings, Inc. and Subsidiaries




NOTE        6       BENEFIT PLANS
                             The Company has a stock plan for its officers and
                    key employees with 3,408,024 shares of common stock reserved for issuance. Options are permitted to be granted at up to 110% of the market value of the underlying common stock on the date of grant. The options become exercisable over periods of four to nine years after the date of grant and expire ten years after the date of grant as long as the holder remains an employee of the Company.
                             The Company also has a stock option plan for
                    nonemployee directors with 493,635 shares of common stock reserved for issuance. Each year each nonemployee director of the Company receives an option to purchase 7,595 shares of common stock at a purchase price equal to the last sale price on the date of grant. These options become exercisable six months after the date of grant and expire ten years after the date of grant.
                             The issuance of SFAS No. 123 requires, at a
                    minimum, pro forma disclosures of expense for stock-based awards based on their fair values. The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model. The weighted average fair value of options granted during fiscal 1998, 1997 and 1996 is $6.57, $8.51 and $2.40, respectively. The following weighted average assumptions were used for grants in fiscal 1998, 1997 and 1996:

                                                             1998           1997              1996
                                                      ---------------------------------------------
                           Dividend yield                        1%                 1%            1%
                           Expected volatility                45.2%              46.6%         46.6%
                           Risk-free interest         6.48% - 6.83%      6.36% - 6.80%         6.05%
                           Expected life                    5.5 yrs       5.5 - 10 yrs       5.5 yrs

                             If the Company had adopted the expense recognition
                    provision of SFAS No. 123, net income and net income per share for the years ended March 31, 1998, 1997 and 1996 would have been as follows:

                                                                   1998             1997          1996
                       Net Income
                              As reported                       $102,213,210     $75,424,593     $60,008,473
                              Pro forma                         $100,827,238     $74,610,212     $59,795,444
                                                                --------------------------------------------
                       Net Income per share - basic
                              As reported                       $       1.53     $      1.13     $       .90
                              Pro forma                         $       1.51     $      1.12     $       .89
                       Net Income per share - diluted
                              As reported                       $       1.51     $      1.12     $       .90
                              Pro forma                         $       1.49     $      1.11     $       .89

                             Since SFAS No. 123 has not been applied to options
                      granted prior to December 15, 1994, the resulting compensation cost shown above may not be representative of that expected in future years.

32  1998 Comair Holdings, Inc. Annual Report

                     Comair Holdings, Inc. and Subsidiaries

                             Transactions involving the stock option plans for
                      the years ended March 31, 1998, 1997 and 1996 are shown in the table below:

-----------------------------------------------------------------------------------------------------------------------
                                                       1998                       1997                   1996
-----------------------------------------------------------------------------------------------------------------------
                                                             Wtd Avg                  Wtd Avg                  Wtd Avg
                                                            Exercise                  Exercise                 Exercise
                                               Shares         Price       Shares       Price        Shares      Price
-----------------------------------------------------------------------------------------------------------------------
   Outstanding at beginning of year           1,887,915     $ 8.39       1,520,786     $ 5.46      1,948,206     $4.27
   Granted                                      678,567     $13.83         509,046     $15.81        411,582     $5.11
   Exercised                                   (404,493)    $ 5.38        (141,917)    $ 3.61       (778,719)    $2.27
   Expired                                       (7,595)    $15.81              --         --        (60,283)    $5.82
   Outstanding at end of year                 2,154,581     $10.65       1,887,915     $ 8.39      1,520,786     $5.46
   Exercisable at end of year                   691,683     $ 8.23         758,105     $  6.17       557,142     $5.03

                             The Company has a 401(k) plan which is available to
                      all employees. This plan offers several investment alternatives, including the Company's stock which is purchased in the open market at market value. The Company matches contributions (up to ten percent of the participant's compensation) at a rate of twenty-five percent of such contributions. The Company has an Incentive Bonus Plan which is available to all eligible employees after one year of service. The Company also has a Performance Based Incentive Bonus Plan and a Deferred Incentive Compensation Plan for certain employees, as designated by a committee of the Board of Directors.
                             In fiscal 1998, 1997 and 1996, the Company expensed
                      $10,947,000, $8,581,000 and $6,886,000, respectively,
                      related to these plans.

NOTE        7         RELATED PARTY TRANSACTIONS
                             Delta Air Lines, Inc. (Delta) owns approximately
                      21% of the Company's common stock. COMAIR is a designated "Delta Connection" carrier, operating all flights under the DL code. Under this marketing agreement, which expires in 1999, COMAIR is able to offer passengers joint fares, coordinated schedules for timely connections and Delta frequent flyer mileage. In return for set fees, Delta also handles COMAIR's reservations and flights at some airport locations. Costs of these various services in fiscal 1998, 1997 and 1996 were approximately $26,184,000, $24,761,000 and $20,790,000, respectively. Accounts payable at March 31, 1998 and 1997 included approximately $9,461,000 and $9,835,000 due Delta for these services.
                             Trade receivables in the accompanying consolidated
                      balance sheets include amounts due from Delta of $1,050,000 and $7,822,000 as of March 31, 1998 and 1997,
                      respectively. Approximately 45% of COMAIR's passengers in fiscal 1998, 1997 and 1996 connected with Delta.
                             The Company has historically benefited from its
                      relationship with Delta. However, the Company's results of operations and financial condition may be adversely impacted by Delta's decisions regarding routes and other operational matters, as well as any material interruption or modifications to the "Delta Connection" marketing agreement.


                                     1998 Comair Holdings, Inc. Annual Report 33

                     Comair Holdings, Inc. and Subsidiaries






                             COMAIR has an interest bearing investment with the
                      Canadair Jet aircraft manufacturer which can be called and returned to COMAIR within thirty (30) days written notice or immediately if the manufacturer's credit rating falls below certain thresholds.

NOTE        8       NET INCOME PER SHARE

                         The Company has computed net income per share in
                    accordance with SFAS No. 128 (See Note 1). The following table shows the amounts used in computing net income per share and the effect on income and the weighted average number of shares for the years ending March 31, 1998, 1997 and 1996 of dilutive potential common stock (all prior periods have been restated):


Numerator:                                                     1998                       1997                       1996
                                                           ----------------------------------------------------------------
      Net Income                                           $102,213,210               $75,424,593               $60,008,473
                                                           ----------------------------------------------------------------
Denominator:
      For Net Income per share - basic:
            Weighted average shares
            outstanding - basic                              66,887,386                66,707,241                66,407,163
Effect of dilutive securities:
      Stock options                                             861,778                   573,281                   436,069
For Net Income  per share - diluted:
            Weighted average shares
            outstanding - diluted                            67,749,164                67,280,522                66,843,232
                                                           ----------------------------------------------------------------
Net Income per share - basic                                      $1.53                     $1.13                      $.91
                                                           ----------------------------------------------------------------
Net Income per share - diluted                                    $1.51                     $1.12                      $.90
                                                           ----------------------------------------------------------------

                             As of March 31, 1998, 1997, and 1996, there were no
                    anti-dilutive potential common stock.
                             In April 1998, the Company granted an additional
                    747,570 stock options to its officers, key employees and nonemployee directors at a weighted average exercise price of $24.77. Since March 31, 1998, the Company has also repurchased 100,000 shares of common stock at an approximate cost of $2.7 million.

NOTE        9       FAIR VALUES OF FINANCIAL INSTRUMENTS
                             The following methods and assumptions were used by
                    the Company in estimating its fair value disclosures for financial instruments:
                             Cash, cash equivalents and marketable securities:
                    The carrying amount reported in the consolidated balance sheets for cash, cash equivalents and marketable securities approximates fair value. Fair value of marketable securities are based on quoted market prices as of March 31, 1998 and 1997.
                             Long-term obligations: The fair values of the
                    Company's long-term obligations are estimated by discounting the future cash flows based on the Company's estimate of current borrowing rates for debt with similar remaining maturities.
                             Interest rate subsidies on long-term obligations:
                    The Company receives interest rate subsidies on certain long-term obligations (see Note 2). The fair values of interest rate subsidies on long-term obligations are estimated by discounting the estimated future cash flows based upon the Company's estimate of current borrowing rates with similar remaining maturities.

34  1998 Comair Holdings, Inc. Annual Report

                     Comair Holdings, Inc. and Subsidiaries




                             The cost and estimated fair values of the Company's
                    financial instruments at March 31, 1998 and 1997 are as follows:

                                                                   ASSET LIABILITY
                                           -------------------------------------------------------------------
                                                       Cost                      Estimated Fair Value
                                                 1998           1997            1998                 1997
                                           -------------------------------------------------------------------

Cash and cash equivalents                  $ 156,214,247    $ 122,604,792   $ 156,214,247        $ 122,604,792
Marketable securities                      $  61,017,698    $  54,185,913   $  61,423,198        $  54,111,024
Interest bearing investment                $  30,000,000    $          --   $  30,000,000        $          --
Total long-term obligations
      (before interest rate subsidies)     $(127,747,861)   $(140,657,629)  $(127,747,861)       $(140,657,629)
Interest rate subsidies on
      long-term obligations                $          --    $          --   $     549,000        $   1,149,000

                             The following tables summarizes the unrealized
                    gains and losses for available-for-sale securities at March 31, 1998 and 1997:

                                                 1998                                               1998
                                               Amortized             Unrealized                    Fair
                                                 Cost         Gains             Losses             Value
                                            -----------------------------------------------------------------
Municipal Bonds and Mutual Funds            $60,207,743      $405,441          $136,348           $60,476,836
Common Stock                                    809,955       136,407                --               946,362
                                            -----------------------------------------------------------------
Total                                       $61,017,698      $541,848          $136,348           $61,423,198
                                            =================================================================

                                                 1997                                                1997
                                               Amortized            Unrealized                       Fair
                                                 Cost         Gains           Losses                 Value
                                            ------------------------------------------------------------------
US Treasury and Government
           Agency Securities                $ 1,000,000      $     590          $     --           $ 1,000,590
Municipal Bonds and Mutual Funds             52,491,116        117,357           168,837            52,439,636
Common Stock                                    694,797             --            23,999               670,798
                                            ------------------------------------------------------------------
Total                                       $54,185,913      $ 117,947          $192,836           $54,111,024
                                            ==================================================================


                             The following table presents the amortized cost and
                    fair value of debt securities available-for-sale at March 31, 1998 and 1997:


                                            --------------------------------------------------------------------
                                                   Amortized Cost                           Fair Value
                                                1998            1997                1998                  1997
                                            --------------------------------------------------------------------
Less than one year                          $14,528,086      $14,997,052          $14,576,066        $15,042,358
After one year through five years            45,679,657       38,494,064           45,900,770         38,397,868
                                            --------------------------------------------------------------------
Total                                       $60,207,743      $53,491,116          $60,476,836        $53,440,226
                                            ====================================================================

                             The Company realized gains from the sale of
                    marketable securities of $192,000 and $711,000 in fiscal 1998 and 1997, respectively.


                                     1998 Comair Holdings, Inc. Annual Report 35

DIRECTORY

                     Comair Holdings, Inc. and Subsidiaries


BOARD OF DIRECTORS                                    OFFICERS OF COMAIR HOLDINGS, INC.

    David R. Mueller 1                                    David R. Mueller
    Chairman of the Board                                 Chairman of the Board
    Chief Executive Officer                               Chief Executive Officer
    Comair Holdings, Inc.
                                                          David A. Siebenburgen
    David A. Siebenburgen                                 President
    President                                             Chief Operating Officer
    Chief Operating Officer                               Chief Executive Officer - COMAIR, INC.
    Comair Holdings, Inc.
                                                          Randy D. Rademacher
    Robert H. Castellini                                  Senior Vice President Finance
    Chairman                                              Chief Financial Officer
    Castellini Company
    (Produce Distribution/Processor)                      Brian L. McDonald
                                                          Vice President
    Peter H. Forster 2                                    Controller
    Chairman of the Board
    DPL, Inc.                                             Richard D. Siegel
    (Utility)                                             Secretary
                                                          Partner, Keating, Muething & Klekamp, P.L.L.
    John A. Haas
    Retired President                                 OTHER OFFICERS OF COMAIR, INC.
    Chief Executive Officer
    Ball Glass Container Corporation                      Charles E. Curran III
    (Manufacturer)                                        Senior Vice President
                                                          Marketing
    Raymond A. Mueller 3
    Retired Chairman of the Board                         K. Michael Stuart
    Comair Holdings. Inc.                                 Senior Vice President
                                                          Aircraft Operations
    Christopher J. Murphy III 4
    Chairman of the Board                                 Linda E. Noble
    President, Chief Executive Officer                    Senior Vice President
    1st Source Corporation                                Human Resources
    (Financial Institution)
                                                          Linda D. Landers
    Gerald L. Wolken                                      Vice President
    Managing Partner                                      Customer Services
    MLE Enterprises Inc.
    (Management Consulting)                               Kenneth W. Marshall
                                                          Vice President
    1 Chairman of Finance Committee                       Inflight Service and Corporate Safety
    2 Chairman of Compensation Committee
    3 Chairman of Executive Committee                     Ralph E. Martin
    4 Chairman of Audit Committee                         Vice President
                                                          Maintenance

                                                          C. Michael Willis
                                                          Vice President
                                                          Customer Services-Cincinnati

                                                          Donald J. Osmundson
                                                          Vice President
                                                          Flight Operations



36  1998 Comair Holdings, Inc. Annual Report

CORPORATE INFORMATION

                     Comair Holdings, Inc. and Subsidiaries

INVESTOR RELATIONS
                    Shareholders may obtain the fiscal 1998 annual report on form 10-K filed with the Securities and Exchange Commission without charge by writing to:

                          Investor Relations Department
                          Comair Holdings, Inc.
                          P.O. Box 75021
                          Cincinnati, Ohio 45275

STOCK INFORMATION
                    The Company's common stock, traded in the Nasdaq Market tier of the Nasdaq Stock Market under the symbol COMR, was held by approximately 2,400 holders of record as of March 31, 1998, which the Company believes represents approximately 20,000 beneficial owners

STOCK TRANSFER AGENT & REGISTRAR
                    To report a lost stock certificate, change of address, or transfer your existing shares of Comair stock, please contact our transfer agent:

                         ChaseMellon Shareholder Services, L.L.C.
                         Overpeck Centre
                         85 Challenger Road
                         Ridgefield Park, NJ  07660
                         (800) 756-3353
                         Website address - www.chasemellon.com

LEGAL COUNSEL
                    Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio

INDEPENDENT PUBLIC ACCOUNTANTS
                    Arthur Andersen LLP, Cincinnati, Ohio

WORLD-WIDE WEBSITE
                    http://fly-comair.com