Form 10-K405, Exhibit 13
period 1999-03-31
COMAIR HOLDINGS INC
filed 1999-06-28
CIK 835344

                                                                   Exhibit 13


1999 FINANCIAL REVIEW

Comair Holdings, Inc. and Subsidiaries

TABLE OF CONTENTS

         Consolidated Ten Year Summary                         10

         Selected Quarterly Financial Data                     12

         Management's Discussion and Analysis                  13

         Consolidated Balance Sheets                           20

         Consolidated Statements of Income                     22

         Consolidated Statements of Shareholders' Equity       23

         Consolidated Statements of Cash Flows                 24

         Notes to Consolidated Financial Statements            25

         Report of Independent Public Accountants              36

         Corporate Information                                 36

         Directory                              Inside Back Cover

CONSOLIDATED TEN YEAR SUMMARY


Comair Holdings, Inc. and Subsidiaries for the Years Ended March 31,


---------------------------------------------------------------------------------------------------------------------------------
FISCAL YEAR                                     1999                   1998                  1997                    1996
---------------------------------------------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS:
  Operating revenues                        $763,291,180           $651,162,221           $563,815,043           $463,298,143
  Operating income                          $204,089,070           $161,597,959           $116,117,400           $ 94,826,780
  Pretax income                             $211,630,735           $164,855,210           $120,160,593           $ 96,771,473
  Net income                                $132,934,735           $102,213,210           $ 75,424,593           $ 60,008,473
  Net income per share - basic              $       1.35           $       1.02           $        .75           $        .60
  Weighted average shares
     outstanding - basic                      98,588,162            100,331,079            100,060,862             99,610,745
  Net income per share - diluted            $       1.33           $       1.01           $        .75           $        .60
  Weighted average shares
     outstanding - diluted                   100,036,733            101,623,746            100,920,783            100,264,848
  Dividends paid per share                  $       .108           $       .108           $       .095           $       .073

OTHER FINANCIAL DATA:
  Working capital                           $213,356,262           $188,458,038           $119,687,410           $ 92,426,588
  Total assets                              $750,753,890           $669,736,801           $588,585,945           $429,030,154
  Long-term obligations, net of current
     maturities                             $100,563,380           $114,312,516           $127,747,861           $ 70,745,129
  Shareholders' equity                      $432,369,458           $361,845,841           $280,299,329           $213,129,204
  Shareholders' equity per share            $       4.44           $       3.62           $       2.80           $       2.13
  Stock price (end of year)                 $      23.63           $      17.67           $       9.67           $      10.30
  Return on beginning shareholders'
     equity                                         36.7%                  36.5%                  35.4%                  38.3%

AIRLINE STATISTICAL DATA:
  Passengers carried                           6,401,852              5,469,436              4,708,498              4,102,690
  Revenue passenger miles (000)                2,172,807              1,823,664              1,551,093              1,281,308
  Available seat miles (000)                   3,451,230              3,002,378              2,774,926              2,366,269
  Passenger load factor                             63.0%                  60.7%                  55.9%                  54.1%
  Breakeven load factor                             46.4%                  46.3%                  44.9%                  42.9%
  Yield per revenue passenger mile                  33.3                   34.0                   34.7                   34.7
  Cost per available seat mile                      15.3                   15.7                   15.5                   15.0
  Equivalent full-time employees
     (end of year)                                 3,889                  3,217                  2,897                  2,523
  Number of aircraft (end of year)                   100                     93                     94                     89


All weighted average share and per share information has been adjusted retroactively for three-for-two stock splits effective March 1999, November 1997, May 1996, August 1995, April 1993 and February 1992.

-------------------------------------------------------------------------------------------------------------------------------
   1995                    1994                   1993                   1992                   1991                 1990
-------------------------------------------------------------------------------------------------------------------------------


$360,704,137           $296,635,551           $248,281,681           $217,203,892           $201,551,437         $157,666,352
$ 47,024,968           $ 47,300,280           $ 32,254,010           $ 21,152,042           $ 21,731,650         $ 20,157,621
$ 47,705,256           $ 49,210,415           $ 32,060,079           $ 20,652,322           $ 21,774,097         $ 21,629,471
$ 29,305,256           $ 28,528,415           $ 19,268,079           $ 12,412,322           $ 13,076,097         $ 13,014,471
$        .29           $        .26           $        .21           $        .13           $        .14         $        .14

 102,529,133            108,660,864             94,521,902             92,539,170             92,483,006           92,701,535
$        .28           $        .26           $        .20           $        .13           $        .14         $        .14
 103,175,820            109,579,377             95,141,811             93,059,865             93,444,723           93,534,320

$       .056           $       .047           $       .037           $       .036           $       .035         $       .030


$ 41,724,167           $ 77,146,245           $ 74,344,774           $ 14,667,083           $ 20,535,063         $ 19,785,209
$347,021,961           $284,559,219           $260,088,150           $180,601,757           $166,771,951         $128,241,223

$ 79,906,236           $ 27,115,862           $ 34,619,680           $ 41,597,285           $ 48,674,999         $ 33,005,786
$156,763,419           $169,277,604           $145,028,367           $ 79,478,537           $ 69,419,703         $ 60,015,389
$       1.59           $       1.55           $       1.33           $        .85           $        .75         $        .65
$       3.41           $       4.25           $       4.97           $       2.47           $       1.69         $       1.33

        17.3%                  19.7%                  24.2%                  17.9%                  21.8%                26.0%


   3,399,948              2,735,468              2,394,871              2,055,077              1,904,221            1,601,690
   1,015,177                696,443                545,459                446,712                393,868              305,647
   2,041,887              1,477,198              1,182,124              1,031,408                927,240              683,934
        49.7%                  47.1%                  46.1%                  43.3%                  42.5%                44.7%
        42.9%                  39.1%                  39.7%                  38.8%                  37.8%                38.6%
        34.0                   40.6                   42.9                   45.3                   47.6                 49.2
        14.8                   16.1                   17.3                   17.7                   18.1                 19.2

       2,447                  2,145                  1,936                  1,936                  1,841                1,622
          84                     79                     68                     71                     69                   63

SELECTED QUARTERLY FINANCIAL DATA

Comair Holdings, Inc. and Subsidiaries

                                          FIRST           SECOND            THIRD            FOURTH            YEAR
                                      --------------------------------------------------------------------------------
FISCAL 1999
         Operating revenues           $187,912,194     $195,012,191     $188,486,685     $191,880,110     $763,291,180
         Operating income             $ 53,880,692     $ 52,913,754     $ 48,308,084     $ 48,986,540     $204,089,070
         Pretax income                $ 55,395,627     $ 55,101,099     $ 50,343,663     $ 50,790,346     $211,630,735
         Net income                   $ 34,334,627     $ 34,591,099     $ 31,655,663     $ 32,353,346     $132,934,735
         Net income per share -
            basic                     $        .34     $        .35     $        .33     $        .33     $       1.35
         Weighted average shares
            outstanding - basic         99,891,082       99,263,094       97,806,563       97,379,802       98,588,162
         Net income per share -
            diluted                   $        .34     $        .34     $        .32     $        .33     $       1.33
         Weighted average shares
            outstanding - diluted      101,335,836      100,677,540       99,318,612       98,882,000      100,036,733
         Dividends paid per share     $       .027     $       .027     $       .027     $       .027     $       .108
         Stock price data
            High                      $      21.50     $      23.50     $      22.83     $      29.00     $      29.00
            Low                       $      15.17     $      16.25     $      13.92     $      21.67     $      13.92

FISCAL 1998
         Operating revenues           $159,041,742     $162,870,471     $163,157,595     $166,092,413     $651,162,221
         Operating income             $ 40,107,876     $ 39,217,154     $ 37,922,483     $ 44,350,446     $161,597,959
         Pretax income                $ 40,632,010     $ 39,593,274     $ 39,163,396     $ 45,466,530     $164,855,210
         Net income                   $ 25,207,010     $ 24,542,274     $ 24,276,396     $ 28,187,530     $102,213,210
         Net income per share -
            basic                     $        .25     $        .24     $        .24     $        .28     $       1.02
         Weighted average shares
            outstanding - basic        100,197,509      100,213,841      100,587,038      100,325,228      100,331,079
         Net income per share -
            diluted                   $        .25     $        .24     $        .24     $        .28     $       1.01
         Weighted average shares
            outstanding - diluted      101,271,348      101,699,397      101,535,909      101,221,862      101,623,746
         Dividends paid per share     $       .027     $       .027     $       .027     $       .027     $       .108
         Stock price data
            High                      $      12.33     $      13.05     $      17.42     $      20.25     $      20.25
            Low                       $       8.81     $      11.00     $      11.95     $      15.00     $       8.81


All weighted average share and per share information has been adjusted retroactively for three-for-two stock splits effective March 1999 and November 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

Comair Holdings, Inc. and Subsidiaries


INTRODUCTION

                  Comair Holdings, Inc. (the Company) was incorporated in 1988. COMAIR, Inc. (COMAIR), the principal subsidiary of Comair Holdings, Inc., was founded in 1977. COMAIR accounted for 95% of the operating revenues and expenses in fiscal 1999, and is considered to be the Company's major line of business. Although the following discussion and analysis entails various aspects of the Company's financial performance, many of the factors that affect year to year comparisons relate solely to COMAIR.

                  Inflation and changing prices have not had a material adverse effect on COMAIR's operations because revenues and expenses generally reflect current price levels. COMAIR's market area, strong financial position and focus on continuously improving operating performance have helped lessen the effect on the Company of price competition and resulting low fares when compared to many others in the airline industry. However, changes in the pricing strategies and increased competition from other airlines could impact COMAIR's ability to recoup future cost increases through higher fares.

                  COMAIR operates as a "Delta Connection" carrier under a ten-year marketing agreement with Delta Air Lines, Inc. effective in October of 1989. We expect to extend our marketing agreement with Delta when it expires in October 1999. The current agreement may be terminated by either party on not less than one hundred eighty days' advance written notice. Delta owns approximately 22% of the Company's outstanding common stock, leases reservation equipment and terminal facilities to COMAIR, and provides certain services to COMAIR including reservations and passenger and aircraft handling services. Approximately 45% of COMAIR's passengers in fiscal 1999 connected to Delta. The Company has historically benefited from its relationship with Delta. However, the Company's results of operations and financial condition could be adversely impacted by Delta's decisions regarding routes and other operational matters, as well as, any material interruption or modifications in this arrangement.

FISCAL 1999 COMPARED WITH FISCAL 1998

                  Fiscal 1999 was highlighted by record operating revenues, operating income, net income and passenger enplanements. Operating revenues for the year increased to $763 million, up 17% from $651 million in fiscal 1998. Operating income for the year rose 26% to $204 million from $162 million. Net income increased 30% to $132.9 from $102.2 million and net income per diluted share increased to $1.33 from $1.01.

                  Passenger enplanements grew 17% over fiscal 1998 levels as our load factor exceeded last year's by more than two percentage points. This growth in traffic clearly indicates our continuing success in attracting passengers to our system by offering world class facilities and more regional jet service than any other regional airline in the United States.

                  With the increase in passengers, revenue passenger miles
          (RPMs) climbed by 19%. Capacity, as measured by available seat miles
          (ASMs), grew 15%. We continue to increase aircraft utilization by replacing turboprop aircraft and adding supplemental service and new long-haul service with our 50-passenger Canadair Jet aircraft. Currently, almost 90% of our system-wide capacity is operated by the Canadair Regional Jet equipment.

                  Yield per revenue passenger mile decreased 2% year over year. Fare discounting, changes in competition and growing average stage-lengths contributed to the decline in passenger yields.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS (CONTINUED)

Comair Holdings, Inc. and Subsidiaries

         The following tables show the major expense categories for COMAIR for the years ended March 1999, 1998 and 1997:


TOTAL EXPENSES                                          1999                1998                 1997

         Salaries and related costs                 $140,972,958         $113,311,389       $  99,879,467
         Aircraft fuel                                51,345,440           53,784,926          55,466,125
         Maintenance materials and repairs            58,142,531           54,121,549          44,242,523
         Aircraft rent                                82,796,863           72,421,142          70,753,755
         Other rent and landing fees                  24,784,340           21,103,005          18,828,801
         Passenger commissions                        48,377,696           46,710,049          44,855,202
         Other operating expenses                     97,367,350           82,606,725          74,960,417
         Depreciation and amortization                26,374,126           26,322,529          21,747,953
                                                    -----------------------------------------------------
                                                    $530,161,304         $470,381,314       $ 430,734,243
                                                    =====================================================


COST PER ASM (cents)                                    1999               1998                1997
                                                       --------------------------------------------------
         Salaries and related costs                      4.1                3.8                  3.6
         Aircraft fuel                                   1.5                1.8                  2.0
         Maintenance materials and repairs               1.7                1.8                  1.6
         Aircraft rent                                   2.4                2.4                  2.5
         Other rent and landing fees                     0.7                0.7                  0.7
         Passenger commissions                           1.4                1.5                  1.6
         Other operating expenses                        2.8                2.8                  2.7
         Depreciation and amortization                   0.7                0.9                  0.8
                                                       --------------------------------------------------
                                                        15.3               15.7                 15.5
                                                       ==================================================




         Salaries and related costs have risen from last year. The Company hired additional personnel to enhance operating effectiveness and service the growing passenger base, increasing the number of employees 21% over last year's levels. In the first quarter of fiscal 1999, the Company implemented wage increases that impacted over 60% of the workforce in order to remain proactive in our efforts to attract and retain the best people in our industry and to recognize the service of our employees. Finally, expenses related to the Company's incentive compensation plans were higher due to our increased pretax earnings.

         Aircraft fuel expense decreased in total and on a unit cost basis. Aircraft fuel price per gallon, including taxes and into-plane fees, for fiscal 1999 decreased 20% to 54.8 cents from 68.4 cents a year ago. The benefit from the lower fuel prices was partially offset by a 19% increase in consumption.

         Maintenance material and repair costs increased in total but decreased on a unit cost basis. The lower unit cost was generated by the increase in capacity and aircraft utilization. Also, COMAIR incurred lower maintenance costs related to the accelerated phase out of our older, turboprop aircraft. The lower unit cost was partially offset by higher maintenance costs associated with the expiration of warranty periods on certain jet aircraft.

         Aircraft rent expense increased in total but remained unchanged on a unit cost basis. The increase in aircraft rent expense was a result of COMAIR acquiring sixteen new Canadair Jets through operating leases in fiscal 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comair Holdings, Inc. and Subsidiaries

                  Other rent and landing fees increased in total as a result of higher spending in this area for facilities rental, while landing fees were higher from the addition of the larger Canadair Jets. Unit cost was unchanged as the increased capacity and aircraft utilization offset the additional spending.

                  Travel agency and credit card commissions have increased in total, but decreased on a unit cost basis as a result of a change in the industry's commission structure beginning in September 1997 which reduced commissions from 10% to 8% on tickets purchased in the U.S. and Canada. In addition, a slight decrease in tickets sold through travel agencies helped lower travel agency commission unit costs. Commissions as a percentage of passenger revenues were 6.7% this year compared to 7.5% last year.

                  Other operating expenses (the principle components of which include passenger reservation fees, aircraft and passenger handling, crew training, crew accommodations and per diem expense, property taxes, advertising expenses and insurance expense) increased in total but remained unchanged on a unit cost basis. The increase was due to higher passenger related costs, training expense and property tax associated with COMAIR acquiring sixteen new Canadair Jets during fiscal 1999.

                  Depreciation and amortization decreased on a unit cost basis. The decrease in unit cost is due to the additional capacity generated by the sixteen new Canadair Jets acquired through operating leases in fiscal 1999 and higher aircraft utilization.

                  Investment income for fiscal 1999 increased over the prior year due to higher average cash balances available for investment.

                  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivatives Instruments and Hedging Activities", which requires an entity to recognize all derivatives as either an asset or liability at fair value. Accounting for the fair value of a derivative depends on the designation and effectiveness. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS No. 133 is required to be adopted in fiscal years beginning after June 15, 2000. SFAS No. 133 permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company does not currently hold any derivative instruments and does not expect the adoption of SFAS No. 133 to have a material impact on its financial condition, results of operation or cash flows.

FISCAL 1998 COMPARED WITH FISCAL 1997

                  Fiscal 1998 was highlighted by record operating revenues, operating income, net income and passenger enplanements. Operating revenues for the year increased to $651 million, up 15% from $564 million in fiscal 1997. Operating income for the year rose 39% to $161.6 million from $116.1 million. Net income increased 36% to $102.2 from $75.4 million and net income per diluted share increased to $1.01 from $.75.

                  The increase in earnings is largely the result of increased passenger enplanements which has translated into higher load factors. Passenger enplanements grew 16% over last year's levels while load factors exceeded last year by approximately five percentage points. This growth in traffic clearly indicates our continuing success to attract passengers to our system, of which the Cincinnati hub represents approximately 80% of our operations. The combination of Cincinnati's location in the middle of the population, our world class facilities and the passenger appeal of the Canadair Jets have made Cincinnati one of the nation's preeminent connecting hubs. In early 1998, the Greater Cincinnati/Northern Kentucky International Airport was voted the easiest connecting airport in the United States by the International Air Transport Association.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comair Holdings, Inc. and Subsidiaries


                  Revenue passenger miles (RPMs) grew 18%. Capacity, as measured by available seat miles (ASMs), grew 8% as we continue to replace turboprop aircraft with new 50-passenger Canadair Jet aircraft. Currently, more than 80% of our system-wide seat capacity is operated by the Canadair Jet equipment.

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

LIQUIDITY AND CAPITAL RESOURCES

                  The Company considers its level of cash on hand, its current ratio and working capital levels to be its most important measures of short-term liquidity. In terms of long-term liquidity indicators, the Company believes its ratio of long-term debt to equity and its historical levels of cash generated from operations to be the most important measures.

                   In fiscal 1999, the Company generated cash from operating activities of $197.4 million. Total working capital increased to $213.4 million from $188.5 million at March 31, 1998, while the current ratio increased to 2.58 from 2.57. The Company repurchased
          2.7 million shares of common stock at a cost of $53.0 million, repaid long-term obligations of $13.4 million and paid cash dividends of $10.5 million. The Company's long-term debt to equity position was 19% debt, 81% equity at March 31, 1999, as compared to 24% debt, 76% equity at March 31, 1998. During fiscal 1999, the Company had net property and equipment additions of $ 52.7 million. In addition, the Company made advance payments for aircraft deposits to an aircraft manufacturer of $30.0 million. These additions and advanced deposits were financed with available cash. In fiscal 2000, additional capital for repayment of long-term obligations, planned dividend payments and other capital expenditures are expected to be provided by operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comair Holdings, Inc. and Subsidiaries



                  In fiscal 1995, the Board of Directors authorized the Company to repurchase up to 20.8 million shares of common stock from time to time as market conditions dictate. During fiscal 1999, the Company repurchased 2.7 million shares of common stock at a cost of approximately $53.0 million. Since March 31, 1999, the Company has repurchased 1.3 million additional shares of common stock at a cost of approximately $27.7 million. Under this authorization, the Company has repurchased 15.1 million total shares at a cost of approximately $132.6 million.

                  COMAIR took delivery of sixteen new generation, 50-passenger Canadair Jet aircraft during fiscal 1999 bringing the total Canadair Jet fleet to 75 aircraft. For 20 of the 75 aircraft, the financing includes the right to return the aircraft after seven years with no cost to COMAIR other than normal and customary return provisions related to the condition of the aircraft. For the remaining 55 aircraft, 10 aircraft were financed with debt, one was acquired with available cash, while the other 44 aircraft were financed through operating leases with terms of up to 16.5 years.

                  As of March 31, 1999, COMAIR has scheduled delivery positions for thirty-five 50-passenger Canadair Jets to be delivered through fiscal 2002. The aggregate cost of these aircraft, including support equipment and estimated escalation, will be approximately $642 million. Since March 31, 1999, COMAIR has taken delivery of four new generation, 50-passenger Canadair Jet aircraft, all of which were financed with operating leases. COMAIR also has delivery positions for twenty 70-passenger Canadair Jets. The aggregate cost of the 70-passenger aircraft, including support equipment and estimated escalation, is expected to be approximately $500 million. COMAIR is scheduled to take delivery of its first 70-passenger jet at the end of calendar 2001. In addition to this outstanding firm order, COMAIR has options for 115 additional aircraft, valued at approximately $2.8 billion including support equipment and estimated escalation, which could be available for delivery in 2001 through 2007.

                  The Company has broken ground on approximately $40 million in new construction and facility upgrades, which include a new corporate headquarters, additional maintenance and training facilities, and improvements to passenger facilities at the Greater Cincinnati/ Northern Kentucky International Airport. This construction is expected to be completed by the end of calendar year 2000.

                  COMAIR expects to finance the aircraft and construction described above through a combination of available cash, lease, equity and debt financing, utilizing manufacturers' assistance to the extent available. COMAIR believes that financing will be available at acceptable rates. If COMAIR is unable to obtain acceptable financing terms, it could be required to modify its aircraft acquisition and expansion plans.

                  COMAIR has collective bargaining agreements with the Air Lines Pilots Association (ALPA), representing COMAIR's pilots and the International Association of Machinists and Aerospace Workers (IAM), representing COMAIR's maintenance employees. COMAIR's collective bargaining agreement with the ALPA became amendable on June 1, 1998 and the collective bargaining agreement with the IAM became amendable on June 1, 1999. Renegotiations of the collective bargaining agreements are currently underway. In September 1998, the International Brotherhood of Teamsters (IBT) was certified as collective bargaining representatives of the flight attendants of COMAIR. COMAIR is also in negotiations with the IBT. At this time, the renegotiations and negotiations have not progressed to the stage that would enable the Company to comment on any possible effects of the negotiations. As a result, the Company cannot anticipate what effect these renegotiations and negotiations will have on its financial condition, results of operations or cash flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comair Holdings, Inc. and Subsidiaries


YEAR 2000 READINESS

         The Company depends on many internal and external information technology systems that were not originally designed to process dates beyond 1999. The Company has developed a Year 2000 Readiness Program (Program) to ensure that its systems will function properly in the Year 2000 and thereafter. With the assistance of an experienced outside consultant specializing in the aviation technology field, the Company has formulated a plan to address all information technology requirements that could be impacted by any potential Year 2000 issues. Our Year 2000 Readiness Program focuses on our internal information technology and operating systems (IT Systems); non-information technology systems (Non-IT Systems); and third party vendors and suppliers. These areas specifically include, but are not limited to, those that are critical and essential for the Company to continue operations without interruption. The Company's Year 2000 Readiness Program consists of the following five phases: (1) Identification & Awareness, (2) Assessment, (3) Remediation, (4) Testing & Validation, and (5) Quality Assurance Review.

         The Company has completed the first two phases of its Program for all of its IT Systems. The Company has substantially completed the Remediation phase and has entered into the Testing phase of its IT Systems, which include software applications, hardware and infrastructure that are essential for aircraft maintenance; flight operation management; revenue management; finance systems, which includes revenue accounting; internal communication systems and facility management. The Company expects to complete the remaining phases by September 1999.

         The Company has completed the first two phases of its Program for all of its Non-IT Systems with embedded technology such as aircraft onboard support systems. The Company expects to complete the remaining phases by September 1999.

         As indicated, the Company has also assessed Year 2000 issues concerning its relationships with third parties. The Company has identified vendors and suppliers that were defined as critical to our business, and have initiated formal communications with those suppliers and vendors. These third parties include the suppliers of infrastructure critical to the airline industry, such as the air traffic control and related systems of the Federal Aviation Administration (FAA), the U.S. Department of Transportation (DOT), and airport authorities. Other critical third parties on which the Company rely include other airlines, suppliers of aircraft fuel, utilities, communications services, aircraft maintenance parts suppliers and other airline reservation systems. The Company has polled its critical third parties regarding their Year 2000 plans and state of readiness. The Company has received responses from a majority of its critical third party suppliers and vendors. Most of the respondees assured the Company that their systems are or will be Year 2000 ready. We have also been involved in industry efforts led by the Air Transport Association (ATA) and the Regional Airline Association (RAA) in addressing Year 2000 issues concerning third party relationships. The progress of each of their Year 2000 Programs is being monitored based on information provided to us by them and information available through industry sources. The failure of third parties to remediate their respective systems could have a material adverse effect on the Company's financial condition, cash flows and results of operations. To the extent practical, the Company intends to seek alternatives for third party vendors and suppliers that have not responded to their Year 2000 Readiness by September 1999.

         The Company estimates that the overall cost of the Year 2000 readiness activities could approximate $3 million. This cost includes hardware and software upgrades, consultant fees, and internal staffing salaries for our employees involved in the Program. The total cost of the Program through March 31, 1999, approximately $900,000, has been charged to other operating expense.

         The Company is revising and developing business continuity plans for its most critical processes to address internal and external issues related to the Year 2000 problem to the extent practicable. Revisions to these plans are expected to be completed by September 1999. These plans, which are intended to allow the Company to work around potential disruptions, could include carrying additional inventories for fuel and flight essential components; performing certain processes manually; changing suppliers; and reducing operations. The Company believes that since the Year 2000 issues are so widespread in nature, the contingency plans will be continually adjusted as new information becomes available.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comair Holdings, Inc. and Subsidiaries



         The Company is currently of the opinion that its material processes and systems, to the extent within its control, will be in compliance with Year 2000 requirements in the time frame mentioned. However, there can be no assurance that the Company's internal systems, equipment or third parties on which the Company relies will be Year 2000 compliant in a timely manner or the Company's or third parties' contingency plans will mitigate the effects of any noncompliance. The failure of the systems or equipment of the Company or third parties (which the Company believes is the most reasonably likely worst case scenario) could result in the reduction or suspension of the Company's operations and could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

FORWARD - LOOKING STATEMENTS

         Several of the statements contained in this report are "forward-looking statements" as that term is defined in federal securities laws. The actual results could vary materially from those described in those statements. Factors that could cause actual results to vary are described in detail in our reports to the Securities and Exchange Commission including Exhibit 99 of our Form 10-K for the period ending March 31, 1999 and are also discussed in the "INTRODUCTION" and "YEAR 2000 READINESS" sections of the "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

CONSOLIDATED BALANCE SHEETS

Comair Holdings, Inc. and Subsidiaries as of March 31, 1999 and 1998


-----------------------------------------------------------------------------------------------------
    ASSETS                                                           1999                  1998
-----------------------------------------------------------------------------------------------------
         CURRENT ASSETS:
             Cash and cash equivalents - Note 1                 $171,003,535           $156,214,247
             Marketable securities - Notes 1 & 9                  85,240,815             61,423,198
             Interest bearing investment - Note 1                 30,000,000             30,000,000
                                                                -----------------------------------
                                                                $286,244,350           $247,637,445
             Accounts receivable - Notes 1 & 7                    10,585,370             12,624,127
             Inventory of expendable parts - Note 1               17,310,814             19,478,981
             Future tax benefits - Note 4                         15,756,205             13,436,538
             Prepaid expenses                                     18,220,832             15,132,842
         ------------------------------------------------------------------------------------------
                  Total current assets                          $348,117,571           $308,309,933
                                                                -----------------------------------

         PROPERTY AND EQUIPMENT, AT
             COST - NOTE 2:
             Flight equipment                                   $423,626,267           $403,487,347
             Maintenance, operations and
                office facilities                                 10,292,723             10,292,723
             Other property and equipment                         53,061,509             47,777,606
                                                                -----------------------------------
                                                                $486,980,499           $461,557,676
             Less accumulated depreciation
                and amortization                                 138,659,486            117,685,617
             Less reserve for engine overhauls
                and purchase incentives                           16,152,320             16,582,458
                                                                -----------------------------------
                                                                $332,168,693           $327,289,601
             Construction in progress                              3,706,593                147,776
             Advance payments and deposits
                for aircraft                                      55,114,024             24,187,396
         ------------------------------------------------------------------------------------------
                                                                $390,989,310           $351,624,773
                                                                -----------------------------------

         OTHER ASSETS AND DEFERRED
             COSTS - NOTE 1                                     $ 11,647,009           $  9,802,095
                                                                -----------------------------------

                                                                $750,753,890           $669,736,801
                                                                ===================================




The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

CONSOLIDATED BALANCE SHEETS

Comair Holdings, Inc. and Subsidiaries as of March31, 1999 and 1998


--------------------------------------------------------------------------------------------
LIABILITIES &SHAREHOLDERS' EQUITY                              1999                1998
--------------------------------------------------------------------------------------------
       CURRENT LIABILITIES:
           Current installments of long-term
              obligations - Note 2                         $ 13,743,598        $ 13,435,345
           Accounts payable - Note 7                         45,416,844          39,158,243
           Interline payable and deferred revenue            10,130,333           6,322,647
           Accrued lease expense                             23,844,809          22,732,440
           Accrued wages                                     10,192,948           6,953,710
           Accrued expenses                                  18,845,984          15,604,000
           Accrued taxes                                     12,586,793          15,645,510
       -------------------------------------------------------------------------------------
              Total current liabilities                    $134,761,309        $119,851,895
                                                           --------------------------------

       LONG-TERM OBLIGATIONS - NOTE 2                      $100,563,380        $114,312,516
                                                           --------------------------------

       DEFERRED INCOME TAXES - NOTE 4                      $ 70,732,267        $ 63,598,648
                                                           --------------------------------

       OTHER LIABILITIES AND DEFERRED
           CREDITS - NOTE 1                                $ 12,327,476        $ 10,127,901
                                                           --------------------------------

       COMMITMENTS AND CONTINGENCIES -
           NOTES 3 AND 5

       SHAREHOLDERS' EQUITY - NOTE 6:
           Common stock, no par value, 200,000,000
               shares authorized, 97,387,516 and
               99,984,198 issued and outstanding,
               respectively                                $         --        $ 42,072,045
           Preferred stock, no par value, 1,000,000
               shares authorized, none issued or
               outstanding                                           --                  --
           Net unrealized gain on marketable
               securities available-for-sale                    378,556             263,576
           Retained earnings                                431,990,902         319,510,220
       -------------------------------------------------------------------------------------
               Total shareholders' equity                  $432,369,458        $361,845,841
                                                           --------------------------------

                                                           $750,753,890        $669,736,801
                                                           ================================





The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

Comair Holdings, Inc. and Subsidiaries for the Years Ended March 31, 1999, 1998 and 1997

----------------------------------------------------------------------------------------------
                                             1999               1998                  1997
----------------------------------------------------------------------------------------------
OPERATING REVENUES:
   Passenger                            $ 722,462,516       $ 620,769,318       $ 537,872,614
   Cargo and other                          5,479,556           4,643,111           4,644,159
   Non-airline operation                   35,349,108          25,749,792          21,298,270
----------------------------------------------------------------------------------------------
     Total operating revenues           $ 763,291,180       $ 651,162,221       $ 563,815,043

OPERATING EXPENSES - NOTE 7:
   Salaries and related costs           $ 140,972,958       $ 113,311,389       $  99,879,467
   Aircraft fuel                           51,345,440          53,784,926          55,466,125
   Maintenance materials and repairs       58,142,531          54,121,549          44,242,523
   Aircraft rent                           82,796,863          72,421,142          70,753,755
   Other rent and landing fees             24,784,340          21,103,005          18,828,801
   Passenger commissions                   48,377,696          46,710,049          44,855,202
   Other operating expenses                97,645,723          82,805,989          75,227,082
   Depreciation and amortization           30,769,773          29,778,467          24,908,928
   Non-airline direct costs                24,366,786          15,527,746          13,535,760
----------------------------------------------------------------------------------------------
    Total operating expenses            $ 559,202,110       $ 489,564,262       $ 447,697,643
                                        -----------------------------------------------------

    Operating income                    $ 204,089,070       $ 161,597,959       $ 116,117,400
                                        -----------------------------------------------------

NONOPERATING INCOME
    (EXPENSE) - NOTE 1:
    Investment income                   $  13,442,148       $  11,103,826       $   8,897,144
    Interest expense                       (5,900,483)         (7,846,575)         (4,853,951)
----------------------------------------------------------------------------------------------

    Total nonoperating income, net      $   7,541,665       $   3,257,251       $   4,043,193
                                        -----------------------------------------------------

    Income before income taxes          $ 211,630,735       $ 164,855,210       $ 120,160,593

INCOME TAXES - NOTE 4                      78,696,000          62,642,000          44,736,000
                                        -----------------------------------------------------
NET INCOME                              $ 132,934,735       $ 102,213,210       $  75,424,593
                                        =====================================================

Weighted average number of
    shares outstanding - basic             98,588,162         100,331,079         100,060,862

NET INCOME PER SHARE - BASIC -
    NOTES 1 & 8                         $        1.35       $        1.02      $         .75
                                        =====================================================

Weighted average number of
    shares outstanding - diluted          100,036,733         101,623,746         100,920,783
                                        =====================================================

 NET INCOME PER SHARE - DILUTED -
    NOTES 1 & 8                         $        1.33       $        1.01      $         .75
                                        =====================================================

Dividends paid per share                $        .108       $        .108      $        .095
                                        =====================================================



The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Comair Holdings, Inc. and Subsidiaries for the Years Ended March 31, 1999, 1998 and 1997

                                                                                    ACCUMULATED
                                                                                      OTHER
                                              COMPREHENSIVE        COMMON         COMPREHENSIVE        RETAINED
                                                  INCOME           STOCK           INCOME (LOSS)       EARNINGS             TOTAL
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1996                                          $  51,094,753    $     (82,419)    $ 162,116,870    $ 213,129,204
      Exercise of stock options                           --         1,207,637               --                --        1,207,637
      Dividends (.095 cents per share)                    --                --               --        (9,518,981)      (9,518,981)
      Comprehensive Income:
      Net income                               $  75,424,593                --               --        75,424,593       75,424,593
      Net unrealized gains on
          marketable securities
          available-for-sale                          56,876                --           56,876                --           56,876
                                               -------------
      Comprehensive Income                     $  75,481,469
                                               =============
      ------------------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1997                                          $  52,302,390    $     (25,543)    $ 228,022,482    $ 280,299,329
      Repurchase of common shares                         --       (14,684,692)              --                --      (14,684,692)
      Exercise of stock options                           --         4,454,347               --                --        4,454,347
      3-for-2 stock split - repurchase of
         fractional shares                                --                --               --           (14,523)         (14,523)
      Dividends (.108 cents per share)                    --                --               --       (10,710,949)     (10,710,949)
      Comprehensive Income:
      Net Income                               $ 102,213,210                --               --       102,213,210      102,213,210
      Net unrealized gains on
          marketable securities
          available-for-sale                         289,119                --          289,119                --          289,119
                                               -------------
      Comprehensive Income                     $ 102,502,329
                                               =============
      ------------------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1998                                          $  42,072,045      $    263,576    $ 319,510,220   $  361,845,841
      Repurchase of common shares                         --       (43,165,436)              --        (9,825,494)     (52,990,930)
      Exercise of stock options                           --         1,093,391               --               --         1,093,391
      3-for-2 stock split - repurchase of
          fractional shares                               --                --               --           (83,579)         (83,579)
      Dividends (.108 cents per share)                    --                --               --       (10,544,980)     (10,544,980)
      Comprehensive Income:
      Net Income                               $ 132,934,735                --               --       132,934,735      132,934,735
      Net unrealized gains on
          marketable securities
          available-for-sale                         114,980                --          114,980                --          114,980
                                               -------------
      Comprehensive Income                     $ 133,049,715
                                               =============
      ------------------------------------------------------------------------------------------------------------------------------

 BALANCE, MARCH 31, 1999                                        $           --     $     378,556    $ 431,990,902    $ 432,369,458
====================================================================================================================================


The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Comair Holdings, Inc. and Subsidiaries for the Years Ended March 31, 1999, 1998 and 1997

-----------------------------------------------------------------------------------------------------------------
                                                                1999                1998                  1997
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                            $ 132,934,735       $ 102,213,210       $  75,424,593
      Adjustments to reconcile net income to net
            cash provided from operating activities:
      Depreciation and amortization                            30,769,773          29,778,467          24,908,928
      Amortization and accrual of overhaul expenses            15,635,174          13,562,528          13,010,867
      Deferred income taxes                                     4,813,952           8,829,869          14,142,029
      Other, net                                               (2,432,107)         (1,790,712)         (1,577,594)
      Changes in operating assets and liabilities:
      Decrease (increase) in accounts receivable                2,038,757           7,665,396          (4,646,645)
      Decrease (increase) in inventory of
            expendable parts                                    2,168,167          (1,249,134)         (4,365,589)
      Decrease (increase) in other current assets              (3,087,990)           (673,887)         (7,275,456)
      Increase (decrease) in accounts payable                   6,258,601          (8,775,709)          8,325,080
      Increase (decrease) in other current liabilities          8,342,560           7,038,432           4,523,309
      -----------------------------------------------------------------------------------------------------------
          Net cash flows from operating activities          $ 197,441,622       $ 156,598,460       $ 122,469,522
                                                            -----------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Additions to property and equipment                   $ (52,673,943)      $ (49,898,504)      $(146,595,228)
      Return of advance payments and deposits                          --           1,000,000                  --
      Advance payments and deposits                           (30,000,000)         (4,000,000)         (1,000,000)
      Interest bearing investment                                      --         (30,000,000)                 --
      Proceeds from sale of marketable securities               6,309,366          18,550,125           3,375,502
      Purchases and maturities of
            marketable securities, net                        (30,012,003)        (25,573,180)        (17,569,303)
      Deferred costs                                             (300,846)            (33,817)         (2,896,652)
      Other, net                                                   (7,927)            831,956             785,599
      -----------------------------------------------------------------------------------------------------------
          Net cash flows from investing activities          $(106,685,353)      $ (89,123,420)      $(163,900,082)
                                                            -----------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance of common stock                              $   1,093,391       $   4,454,347       $   1,207,637
      Payments of cash dividends and
            repurchase of fractional shares                   (10,628,559)        (10,725,472)         (9,518,981)
      Repurchase of common stock                              (52,990,930)        (14,684,692)                 --
      Proceeds from long-term obligations                              --                  --          69,912,500
      Repayments of long-term obligations                     (13,440,883)        (12,909,768)         (9,167,087)
      -----------------------------------------------------------------------------------------------------------
          Net cash flows from financing activities          $ (75,966,981)      $ (33,865,585)      $  52,434,069
                                                            -----------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS:                  $  14,789,288       $  33,609,455       $  11,003,509
      Cash and cash equivalents at beginning of period        156,214,247         122,604,792         111,601,283
      -----------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of period            $ 171,003,535       $ 156,214,247       $ 122,604,792
                                                            =====================================================

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comair Holdings, Inc. and Subsidiaries

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                              The consolidated financial statements reflect the
                     application of accounting policies described in this note.

            A.       BASIS OF CONSOLIDATION AND BUSINESS

                              The consolidated financial statements include the
                     accounts of Comair Holdings, Inc. (the Company) and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. COMAIR, Inc., the Company's principal subsidiary, accounting for approximately 95 percent of its operating revenues and expenses, is a large regional airline serving airports in the United States, Canada and the Bahamas. Revenues are derived primarily through the air transportation of passengers and cargo in scheduled airline service under a marketing agreement with Delta Air Lines, Inc. (See Note
                     7). Certain reclassifications have been made in prior years' consolidated financial statements to conform to the 1999 presentation.

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

            D.       MARKETABLE SECURITIES

                              The Company's investments in marketable securities
                     consist of United States Treasury and government agency securities, municipal bonds, mutual funds and common stock. These investments are classified as available-for-sale and reported at fair market value as of March 31, 1999 and 1998, with unrealized appreciation or depreciation, net of applicable taxes, reflected as a separate component of shareholders' equity.

            E.       INTEREST BEARING INVESTMENT

                              The interest bearing investment is with the
                     Canadair Jet aircraft manufacturer and can be called by COMAIR and returned to COMAIR within thirty (30) days of written notice or immediately if the manufacturer's credit rating falls below certain thresholds as defined.

            F.       INVENTORY OF EXPENDABLE PARTS

                              Expendable parts are stated at cost, on a
                     first-in, first-out basis, less an obsolescence reserve of $5,259,000 and $3,493,000 at March 31, 1999 and 1998,
                     respectively. These parts are charged to maintenance expense as used.

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

Comair Holdings, Inc. and Subsidiaries

            H.       INTANGIBLE ASSETS

                              Financing costs associated with long-term
                     obligations and lease financings are deferred and amortized over the term of the specific indebtedness or lease.

            I.       REVENUE RECOGNITION

                              Revenues are recognized when the respective
                     services are rendered. An allowance ($215,000 and $210,000 at March 31, 1999 and 1998, respectively) is maintained for doubtful accounts. For scheduled airline service, tickets which are sold but not used are recorded as deferred revenue. In addition, with respect to student flight training, payments made in advance of the training being provided are recorded as deferred revenue.

            J.       FREQUENT FLYER AWARDS

                              As a Delta Connection carrier, COMAIR participates
                     in Delta Air Lines' frequent flyer program. COMAIR does not defer any revenue or accrue for incremental costs for mileage accumulation relating to this program, as the impact would be immaterial.

            K.       MAINTENANCE

                              Maintenance and repairs are expensed when incurred
                     except for major engine inspections. The costs of major engine inspections on new aircraft are capitalized when incurred and amortized over the periods benefited. Additionally, for used aircraft, estimated major engine inspection costs are accrued whereby the company charges maintenance expense on the basis of hours and cycles flown. All other maintenance costs are expensed as incurred.

            L.       DEFERRED GAINS ON SALE AND LEASEBACK TRANSACTIONS

                              Gains on the sale and leaseback of property and
                     equipment are deferred and amortized over the life of the leases as a reduction in lease expense. Such deferred gains are recorded in the other liabilities and deferred credits section of the consolidated balance sheets.

            M.       INTEREST EXPENSE

                              The Company capitalizes interest costs incurred on
                     long-term construction projects and advance payments on aircraft purchase contracts. Total interest costs incurred were $7,509,000, $8,702,000 and $6,192,000 in fiscal 1999,
                     1998 and 1997, respectively. Costs capitalized in fiscal 1999, 1998 and 1997 totaled $2,204,000, $1,383,000 and
                     $1,245,000, respectively.

                              The Company receives the benefit of interest rate
                     subsidies through the Brazilian Export Financing program which it uses to reduce payments under long-term obligations and operating leases for its Embraer Brasilia aircraft (see Notes 2 and 3). These subsidies are recorded ratably over the life (10-16 years) of the long-term obligation or operating lease. A portion of the interest rate subsidies has been guaranteed by third parties. However, the Company is exposed to credit risk in the event of default by the guarantor/obligator. Substantially all subsidies due to the Company through March 31, 1999 have been received.

            N.       ADVERTISING INSTRUMENTS

                              Costs related to advertising are expensed as
                     incurred. The Company's advertising expense was $2,655,000, $2,100,000 and $2,202,000 in fiscal 1999, 1998 and 1997 respectively.

            O.       FINANCIAL INSTRUMENTS

                              Financial instruments in the form of interest rate
                     swap agreements have occasionally been utilized by COMAIR to hedge its exposure to interest rate fluctuations involved in aircraft financing. COMAIR does not hold or issue derivative financial instruments for trading purposes. Gains and losses on interest rate swap agreements are deferred and

Comair Holdings, Inc. and Subsidiaries

                     amortized as an adjustment to lease expense over the lease term. The fair value of interest rate swap agreements is not recognized on the consolidated financial statements since they are accounted for as hedges. As of March 31, 1999, COMAIR had no such agreements open or in place.

            P.       NET INCOME PER SHARE

                              Financial Accounting Standards Board Statement No.
                     128 (SFAS No. 128), "Earnings Per Share", replaces the presentation of primary earnings per share with a presentation of basic earnings per share which excludes dilutive effects of options, warrants and convertible securities, if any, from the calculation. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of both the numerator and denominator of the basic earnings per share computation for the same components in the diluted earnings per share computation. The Company adopted SFAS No. 128 in the third quarter of fiscal 1998. All weighted average share and per share information has been adjusted retroactively for the impact of this statement as well as the three-for-two stock splits effective March 1999, November 1997 and May 1996. (See Note 8)

            Q.       SEGMENT INFORMATION

                              In fiscal 1999, the Company adopted the Financial
                     Accounting Standards Board Statement No. 131 (SFAS No.
                     131), "Disclosures About Segments of an Enterprise and Related Information". SFAS No. 131, which is based on the management approach to segment reporting, established standards for reporting information about operating segments and related disclosures about products and services. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker or decision making group in deciding how to allocate resources or in assessing performance.

                              The Company operates predominantly in one business
                     segment (air transportation). Substantially all revenues are derived from the air transportation of passengers and cargo in scheduled airline service. The Company's chief operating decision maker or decision making group assesses the operating effectiveness and financial performance of the Company based on the results of this business segment. Additionally, the Company does not engage in material operations in foreign countries and no material portion of its revenues are derived from customers in foreign countries.

            R.      RECENT PRONOUNCEMENTS

                              In June 1998, the Financial Accounting Standards
                     Board issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivatives Instruments and Hedging Activities", which requires an entity to recognize all derivatives as either an asset or liability at fair value. Accounting for the fair value of a derivative depends on its designation and effectiveness. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS No. 133 is required to be adopted in fiscal years beginning after June 15, 2000. SFAS No. 133 permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company does not currently hold any derivative instruments and does not expect the adoption of SFAS No. 133 to have a material impact on its financial condition, results of operations, or cash flows.

Comair Holdings, Inc. and Subsidiaries

NOTE 2:  LONG-TERM OBLIGATIONS

                              The following is a summary of long-term obligations as of March 31, 1999 and 1998:

                                                                                               --------------------------------
                                                                                                   1999                1998
                                                                                               --------------------------------
                     Secured obligations for the purchase of ten Canadair jets, due in semi-annual installments through 2006 with
                              variable interest rates based on six month LIBOR.
                              Rates at March 31, 1999 were 5.614% to 6.041%.                   $108,640,307        $117,529,451

                     Secured obligations for the purchase of eight Embraer Brasilia aircraft and related equipment, due in semi-annual
                              installments through 2001, with interest at 4.25%
                              to 4.875%, net of the benefits of interest rate subsidies
                              through the Brazilian Export Financing program.                     5,666,671          10,218,410
                                                                                               --------------------------------

                                                                                               $114,306,978        $127,747,861

                     Less--Current Installments                                                  13,743,598          13,435,345
                                                                                               --------------------------------

                     Total                                                                     $100,563,380        $114,312,516
                                                                                               ================================

                              Maturities of long-term obligations are as follows:
                              2001                                                                                  $11,556,385
                              2002                                                                                  $10,838,531
                              2003                                                                                  $11,595,010
                              2004                                                                                  $12,412,106
                              2005 and thereafter                                                                   $54,161,348

                              The net book value of assets pledged as security
                     under the above obligations totaled $186,077,000 as of March 31, 1999.

                              The Company receives interest rate subsidies
                     through the Brazilian Export Financing program on the obligations secured by Embraer Brasilia aircraft. Such subsidies are recorded as an offset to interest expense and effectively reduce the Company's interest cost on the obligations to the rates indicated above. During fiscal 1999, 1998 and 1997, the Company reduced its interest expense by $166,000, $264,000 and $376,000, respectively, as a result of these interest rate subsidies. The amount of net interest paid totaled $7,982,000, $8,788,000 and $4,852,000 in fiscal 1999, 1998 and 1997, respectively.

                              The Company has an unused bank line of credit for
                     up to $5,000,000 at prime.

Comair Holdings, Inc. and Subsidiaries


 NOTE 3:  LEASES
                              As of March 31, 1999, the Company operated 81
                     aircraft in airline operations which are accounted for under operating leases with remaining terms of up to 16.5 years. Most of these leases provide for renewal and/or fair market value-based purchase options as well as early termination of the leases under certain circumstances (primarily if the equipment is obsolete or in excess of the Company's needs). In some cases, in the event of an early termination, the Company would be required to pay to the lessor the greater of the proceeds from the sale of the aircraft or the termination value as stated in the lease.

                              The Company also leases several light training
                     aircraft and airport, maintenance and sales office facilities under operating lease agreements expiring at various dates through fiscal 2016.

                              The Company receives the benefit of interest rate
                     subsidies through the Brazilian Export Financing program on operating leases on 17 Embraer Brasilia aircraft. The Company utilizes these subsidies to substantially fix its net payments under these operating leases.

                              Total rental expense for fiscal 1999, 1998 and
                     1997 was $98,790,000, $85,095,000 and $84,022,000,
                     respectively, net of the impact of the interest rate subsidies, which were $833,000, $1,146,000 and $1,375,000, respectively, for fiscal 1999, 1998 and 1997.

                              At March 31, 1999, the future net minimum rental
                     payments under noncancellable operating leases had a present value of approximately $662,514,000, and a gross amount payable (including principal and interest) of $1,087,473,000 payable $103,193,000 in 2000, $97,599,000 in
                     2001, $84,563,000 in 2002, $79,802,000 in 2003, and
                     $76,679,000 in 2004, and $645,637,000 through 2016.

NOTE 4:  INCOME TAXES

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

                              The following is a summary of the provision for
                     income taxes:

YEARS ENDED MARCH 31,                        1999            1998             1997
---------------------------------------------------------------------------------------
Current:
      Federal                            $64,872,000      $47,791,000      $26,800,000
      State                                9,335,000        6,400,000        3,530,000
                                         ---------------------------------------------
            Total Current Provision      $74,207,000      $54,191,000      $30,330,000

Deferred:
      Federal                            $ 4,219,000      $ 7,718,000      $12,791,000
      State                                  270,000          733,000        1,615,000
                                         ---------------------------------------------
            Total Provision              $78,696,000      $62,642,000      $44,736,000
                                         =============================================

 Comair Holdings, Inc. and Subsidiaries

      Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of March 31, 1999 and 1998 are as follows:

YEARS ENDED MARCH 31,                              1999                    1998
-----------------------------------------------------------------------------------
Deferred tax liabilities:
   Accelerated depreciation                     $59,419,380            $50,695,474
   Amounts expended for major engine
      inspections, net                            6,365,405              8,198,686
   Other, net                                     4,947,482              4,704,488
                                                ----------------------------------
   Deferred tax liabilities                     $70,732,267            $63,598,648
                                                ----------------------------------

Deferred tax assets:
   Expenses not currently deductible            $13,640,044            $11,291,094
   Deferred gains on sale/leaseback
      transactions                                  573,968                643,432
   Other, net                                     1,542,193              1,502,012
                                                ----------------------------------
      Deferred tax assets                       $15,756,205            $13,436,538
                                                ----------------------------------
      Net deferred tax liabilities              $54,976,062            $50,162,110
                                                ==================================


            No valuation allowance for deferred tax assets has been recorded.


         The following is a reconciliation between the statutory federal income tax rate and the effective rate:

YEARS ENDED MARCH 31,                               1999              1998             1997
--------------------------------------------------------------------------------------------
Statutory federal income tax rate                   35.0%             35.0%            35.0%
Increase in tax rate resulting from -
      State income taxes, net of federal
          income tax effect                          2.9               2.8              2.8
      Other, net                                    (0.7)              0.2             (0.6)
                                                --------------------------------------------
Effective income tax rate                           37.2%             38.0%            37.2%
                                                ============================================

The Company made cash income tax payments of $77,619,000 in fiscal 1999, $47,237,000 in fiscal 1998 and $31,456,000 in fiscal 1997.

Comair Holdings, Inc. and Subsidiaries


NOTE 5:  COMMITMENTS AND CONTINGENCIES

                              As of March 31, 1999, COMAIR has scheduled
                     delivery positions for thirty-five 50-passenger Canadair Jets to be delivered through fiscal 2002. The aggregate cost of these aircraft, including support equipment and estimated escalation, will be approximately $642 million. Advance payments, deposits, and capitalized interest of $50 million are included in the March 31, 1999 consolidated balance sheets.

                              COMAIR also has delivery positions for twenty
                     70-passenger Canadair Jets. The aggregate cost of the 70-passenger aircraft, including support equipment and estimated escalation, is expected to be approximately $500 million. COMAIR is scheduled to take delivery of its first 70-passenger jet at the end of calendar 2001. In addition to this outstanding firm order, COMAIR has options for 115 additional aircraft, valued at approximately $2.8 billion, including support equipment and estimated escalation, which could be available for delivery in 2001 through 2007.

                              The Company has broken ground on approximately $40
                     million in new construction and facility upgrades, which include a new corporate headquarters, additional maintenance and training facilities and improvements to passenger facilities at the Greater Cincinnati/ Northern Kentucky International Airport. This construction is expected to be completed by the end of calendar year 2000.

                              COMAIR expects to finance the aircraft and
                     construction described above through a combination of available cash, lease, equity and debt financing, utilizing manufacturers' assistance to the extent available. COMAIR believes that financing will be available at acceptable rates. If COMAIR is unable to obtain acceptable financing terms, it could be required to modify its aircraft acquisition and expansion plans.

                           COMAIR has collective bargaining agreements with the
                     Air Lines Pilots Association (ALPA), representing COMAIR's pilots and the International Association of Machinistsand Aerospace Workers (IAM), representing COMAIR's maintenance employees. COMAIR's collective bargaining agreement with the ALPA became amendable on June 1, 1998 and the collective bargaining agreement with the IAM became amendable on June 1, 1999. Renegotiations of the collective bargaining agreements are currently underway. In September 1998, the International Brotherhood of Teamsters (IBT) was certified as collective bargaining representatives of the flight attendants of COMAIR. COMAIR is also in negotiations with the IBT. At this time, the renegotiations and negotiations have not progressed to the stage that would enable the Company to comment on any possible effects of the negotiations. As a result, the Company cannot anticipate what effect these renegotiations and negotiations will have on its financial condition, results of operations or cash flow.

                              There are no material legal proceedings pending
                     involving the Company, any of its subsidiaries or their property, except proceedings arising in the ordinary course of business. The Company believes that all such proceedings are either adequately insuredor will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Comair Holdings, Inc. and Subsidiaries


NOTE 6:  BENEFIT PLANS

                              The Company has a stock option plan for its
                     officers and key employees with 5,695,312 shares of common stock reserved for issuance. Options are permitted to be granted at up to 110% of the market value of the underlying common stock on the date of grant. The options become exercisable over periods of four to nine years after the date of grant and expire ten years after the date of grant as long as the holder remains an employee of the Company.

                              The Company also has a stock option plan for
                     nonemployee directors with 797,344 shares of common stock reserved for issuance. Each year each nonemployee director of the Company receives an option to purchase 11,392 shares of common stock at a purchase price equal to the last sale price on the date of grant. These options become exercisable at the date of grant and expire ten years after the date of grant.

                              The issuance of SFAS No. 123 requires, at a
                     minimum, pro forma disclosure of expenses for stock-based awards based on their fair values. The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model. The weighted average fair value of options granted during fiscal 1999, 1998 and 1997 is $7.40, $6.57 and $8.51, respectively. The following weighted average assumptions were used for grants in fiscal 1999, 1998 and 1997:

                                                           1999                1998                   1997
                                                         -----------------------------------------------------
                     Dividend yield                            1%                    1%                     1%
                     Expected volatility                   44.23%                 45.2%                  46.6%
                     Risk-free interest                     5.66%         6.48% - 6.83%          6.36% - 6.80%
                     Expected life                        5.5 yrs               5.5 yrs           5.5 - 10 yrs

                              If the Company had adopted the expense recognition
                     provision of SFAS No. 123, net income and net income per share for the years ended March 31, 1999, 1998 and 1997 would have been as follows:

                                                                 1999                 1998                 1997
                       Net Income
                              As reported                  $   132,934,735      $   102,213,210      $    75,424,593
                              Pro forma                    $   130,109,833      $   100,827,238      $    74,610,212
                                                           ----------------------------------------------------------
                       Net Income per share - basic
                              As reported                  $          1.35      $          1.53      $          1.13
                              Pro forma                    $          1.32      $          1.51      $          1.12
                       Net Income per share - diluted
                              As reported                  $          1.33      $          1.51      $          1.12
                              Pro forma                    $          1.30      $          1.49      $          1.11

                              Since SFAS No. 123 has not been applied to options
                     granted prior to December 15, 1994, the resulting compensation cost shown above may not be representative of that expected in future years.

Comair Holdings, Inc. and Subsidiaries


                              Transactions involving the stock option plans for
                     the years ended March 31, 1999, 1998 and 1997 are shown in the table below:

----------------------------------------------------------------------------------------------------------------------------
                                                         1999                     1998                       1997
----------------------------------------------------------------------------------------------------------------------------
                                                               Wtd Avg                   Wtd Avg                    Wtd Avg
                                                               Exercise                  Exercise                   Exercise
                                                Shares          Price     Shares           Price        Shares        Price
----------------------------------------------------------------------------------------------------------------------------
   Outstanding at beginning of year            3,231,872       $  7.10   2,832,154        $  5.59     2,281,461      $  3.64
   Granted                                     1,181,352       $ 16.51   1,017,851        $  9.22       763,569      $ 10.54
   Exercised                                     (94,241)      $  5.67    (606,740)       $  3.59      (212,876)     $  2.41
   Expired                                        (6,375)      $ 12.65     (11,393)       $ 10.54            --           --
   Outstanding at end of year                  4,312,608       $  9.70   3,231,872        $  7.10     2,832,154      $  5.59
   Exercisable at end of year                  1,618,648       $  6.64   1,037,525        $  5.49     1,137,158      $  4.11

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

                              In fiscal 1999, 1998 and 1997, the Company
                     expensed $14,300,000, $10,947,000 and $8,581,000,
                     respectively, related to these plans.

NOTE 7:  RELATED PARTY TRANSACTIONS

                              Delta Air Lines, Inc. (Delta) owns approximately
                     22% of the Company's outstanding common stock. COMAIR is a designated "Delta Connection" carrier, operating all flights under the DL code. Under this marketing agreement, which expires in 1999, COMAIR is able to offer passengers joint fares, coordinated schedules for timely connections and Delta frequent flyer mileage. In return for set fees, Delta also handles COMAIR's reservations and flights at some airport locations. Costs of these various services in fiscal 1999, 1998 and 1997 were approximately $30,416,000, $26,184,000 and $24,761,000, respectively. Accounts payable at March 31, 1999 and 1998 included approximately $11,272,000 and $9,461,000 due Delta for these services.

                              Trade receivables in the accompanying consolidated
                     balance sheets include amounts due from Delta of $0 and $1,050,000 as of March 31, 1999 and 1998, respectively. Approximately 45% of COMAIR's passengers in fiscal 1999, 1998 and 1997 connected with Delta.

                              The Company has historically benefited from its
                     relationship with Delta. However, the Company's results of operations and financial condition could be adversely impacted by Delta's decisions regarding routes and other operational matters, as well as any material interruption or modifications to the "Delta Connection" marketing agreement.

                              COMAIR has an interest bearing investment with the
                     Canadair Jet aircraft manufacturer which can be called and returned to COMAIR within thirty (30) days of written notice or immediately if the manufacturer's credit rating falls below certain thresholds as defined.

Comair Holdings, Inc. and Subsidiaries

NOTE 8:  NET INCOME PER SHARE

                              The Company has computed net income per share in
                     accordance with SFAS No. 128 (See Note 1). The following table shows the amounts used in computing net income per share and the effect on income and the weighted average number of shares for the years ended March 31, 1999, 1998 and 1997 of dilutive potential common stock (all prior periods have been restated):

Numerator:                                       1999              1998              1997
                                            --------------------------------------------------
      Net Income                             $132,934,735      $102,213,210      $ 75,424,593
                                            --------------------------------------------------
 Denominator:
      For Net Income per share - basic:
           Weighted average shares
           outstanding - basic                 98,588,162       100,331,079       100,060,862
 Effect of dilutive securities:
      Stock options                             1,448,571         1,292,667           859,921
 For Net Income per share - diluted:
           Weighted average shares
           outstanding - diluted              100,036,733       101,623,746       100,920,783
                                            --------------------------------------------------
Net Income per share - basic                 $       1.35      $       1.02      $        .75
                                            --------------------------------------------------
Net Income per share - diluted               $       1.33      $       1.01      $        .75
                                            --------------------------------------------------

                              In April 1999, the Company granted an additional
                     1,329,000 stock options to its officers, key employees and nonemployee directors at a weighted average exercise priceof $23.38. Since March 31, 1999, the Company has also repurchased 1.3 million sharesof common stock at an approximate cost of $27.7 million.

NOTE 9:  FAIR VALUES OF FINANCIAL INSTRUMENTS

                              The following methods and assumptions were used by
                     the Company in estimating its fair value disclosures for financial instruments:

                              Cash, cash equivalents and marketable securities:
                     The carrying amount reported in the consolidated balance sheets for cash, cash equivalents and marketable securities approximates fair value. Fair value of marketable securities are based on quoted market prices as of March 31, 1999 and 1998.

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

Comair Holdings, Inc. and Subsidiaries

                              The cost and estimated fair values of the
                     Company's financial instruments at March 31, 1999 and 1998 were as follows:


                                                                       ASSET (LIABILITY)
                                            ----------------------------------------------------------------------------
                                                           COST                              ESTIMATED FAIR VALUE
                                                 1999                1998                  1999                1998
                                            ----------------------------------------------------------------------------

Cash and cash equivalents                   $  171,003,535      $  156,214,247        $  171,003,535      $  156,214,247
Marketable securities                       $   84,657,905      $   61,017,698        $   85,240,815      $   61,423,198
Interest bearing investment                 $   30,000,000      $   30,000,000        $   30,000,000      $   30,000,000
Total long-term obligations
      (before interest rate subsidies)      $ (114,306,978)     $ (127,747,861)       $ (114,306,978)     $ (127,747,861)
Interest rate subsidies on
      long-term obligations                 $          --       $           --        $      199,000      $      549,000

                              The following tables summarizes the unrealized
                     gains and losses for available-for-sale securities at March 31, 1999 and 1998:

                                                  1999                        UNREALIZED                        1999
                                                AMORTIZED             ------------------------------            FAIR
                                                  COST                GAINS                 LOSSES              VALUE
                                               -------------------------------------------------------------------------
Municipal  Bonds and Mutual Funds              $84,657,905            $599,227              $ 16,317         $85,240,815
Common Stock                                            --                  --                    --                  --
                                               -------------------------------------------------------------------------
Total                                          $84,657,905            $599,227              $ 16,317         $85,240,815
                                               =========================================================================

                                                  1998                        UNREALIZED                        1998
                                                AMORTIZED             ------------------------------            FAIR
                                                  COST                GAINS                 LOSSES              VALUE
                                               -------------------------------------------------------------------------
Municipal  Bonds and Mutual Funds              $60,207,743            $405,441              $136,348         $60,476,836
Common Stock                                       809,955             136,407                    --             946,362
                                               -------------------------------------------------------------------------
Total                                          $61,017,698            $541,848              $136,348         $61,423,198
                                               =========================================================================


                              The following table presents the amortized cost
                     and fair value of debt securitiesavailable-for-sale at March 31, 1999 and 1998:

                                                         AMORTIZED COST                              FAIR VALUE
                                              --------------------------------------------------------------------------
                                                  1999                 1998                  1999                1998
Less than one year                             $20,319,384         $14,528,086           $20,377,366         $14,576,066
After one year through five years               64,338,521          45,679,657            64,863,449          45,900,770
                                              --------------------------------------------------------------------------
Total                                          $84,657,905         $60,207,743           $85,240,815         $60,476,836
                                              ==========================================================================

                              The Company realized gains from the sale of
                     marketable securities of $31,000 and $192,000 in fiscal 1999 and 1998, respectively.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Comair Holdings, Inc. and Subsidiaries

TO COMAIR HOLDINGS, INC.:

         We have audited the accompanying consolidated balance sheets of Comair Holdings, Inc. (a Kentucky corporation) and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comair Holdings, Inc. and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.

Cincinnati, Ohio                       Arthur Andersen LLP
May 14, 1999


CORPORATE INFORMATION


INVESTOR RELATIONS

Shareholders may obtain the fiscal 1999 annual report or Form 10-K filed with the Securities and Exchange Commission without charge by writing to:

        Investor Relations Department
        Comair Holdings, Inc.
        P.O. Box 75021
        Cincinnati, Ohio  45275

STOCK INFORMATION

The Company's common stock, traded in the Nasdaq Market tier of the Nasdaq Stock Market under the symbol COMR, was held by approximately 3,100 holders of record as of March 31, 1999.

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

http://www.comair.com